================================================================================

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22,1999
                                                    COMMISSION FILE NO. 33360405

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                ----------------

                                AMENDMENT NO 4.
                                   TO FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                        IMAGING DIAGNOSTIC SYSTEMS, Inc.
             (Exact Name of Registrant As Specified In Its Charter)

  Florida                             3845                        22-2671269
  -------                             ----                        ----------
(State of Incorporation)   (Primary Standard Industrial          IRS Employer
                            Classification Code Number)          I.D. Number)

                               6531 NW 18TH COURT
                            PLANTATION, FLORIDA 33313
                                 (954) 581-9800
                       -----------------------------------
          (Address, including zip code and telephone number, including area code of registrant's principal executive offices)

                           Linda B. Grable, President
                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                               6531 NW 18TH COURT
                            PLANTATION, FLORIDA 33313
                                 (954) 581-9800
            (Name, address and telephone number of Agent for Service)

                  Please send a copy of all communications to:

                           Rebecca J. Del Medico, Esq.
                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                               6531 NW 18TH COURT
                            PLANTATION, FLORIDA 33313
                                 (954) 581-9800


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time, at the discretion of the selling shareholders after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If the registrant elects to deliver its latest annual report to Security Holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [___]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE


------------------------------------------ ---------------- -------------------- ------------------- -----------------
TITLE OF SECURITIES BEING REGISTERED       AMOUNT TO BE     PROPOSED MAXIMUM     PROPOSED MAXIMUM    AMOUNT OF
                                           REGISTERED       OFFERING PRICE PER   AGGREGATE           REGISTRATION FEE
                                                            SHARE (1)            OFFERING PRICE(1)
------------------------------------------ ---------------- -------------------- ------------------- -----------------
COMMON STOCK, NO PAR VALUE                    5,452,242            $.31            $ 1,690,195.02        $  512.18
------------------------------------------ ---------------- -------------------- ------------------- -----------------
COMMON STOCK, NO PAR , ISSUABLE UPON
CONVERSION OF THE SERIES B PREFERRED         15,342,250            $.31            $ 4,756,097.50        $1,441.24
STOCK (2) (3)
------------------------------------------ ---------------- -------------------- ------------------- -----------------
COMMON STOCK, NO PAR , ISSUABLE UPON
CONVERSION OF THE SERIES G PREFERRED           1,634,409           $.31            $   506,666.79        $  153.54
STOCK (2) (3)
------------------------------------------ ---------------- -------------------- ------------------- -----------------
COMMON STOCK, NO PAR , ISSUABLE UPON
CONVERSION OF THE SERIES H PREFERRED          4,430,108            $.31            $ 1,399,999.94        $  416.16
STOCK (2) (3)
------------------------------------------ ---------------- -------------------- ------------------- -----------------
COMMON STOCK, NO PAR , ISSUABLE UPON
CONVERSION OF THE SERIES I PREFERRED          5,935,484            $.31            $ 1,840,000.04        $  557.58
STOCK (2) (3)
------------------------------------------ ---------------- -------------------- ------------------- -----------------
COMMON STOCK, NO PAR , ISSUABLE UPON
CONVERSION OF THE CONVERTIBLE                 4,731,183            $.31            $ 1,466,666.73        $  444.44
DEBENTURE(2) (3)
------------------------------------------ ---------------- -------------------- ------------------- -----------------
COMMON STOCK, NO PAR VALUE, ISSUABLE            190,625            $.31            $       59,093        $   17.91
UPON EXERCISE OF  WARRANTS (2)(3)
------------------------------------------ ---------------- -------------------- ------------------- -----------------
                       TOTAL (4) (5)         37,716,301            $.31            $11,718,719.82        $3,543.05
------------------------------------------ ---------------- -------------------- ------------------- -----------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average high ask and low bid prices of the Registrant's Common Stock on the NASDAQ Electronic Bulletin Board on June 15, 1999. (2) Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, this Registration Statement also covers such indeterminable additional shares of Common Stock as may be issuable, as a result of any future anti-dilution adjustments made in accordance with the terms of the Company's Series B, G, H and I Convertible Preferred Stock and the Warrants. In the event that the shares registered hereunder are insufficient to meet the conversion requirement at the actual time of conversion, the Company will file a new registration statement to register the additional shares. (3) Pursuant to the amended terms of the Registration Rights Agreement between the Company and the Series H holder, and the Registration Rights Agreements with the Series B, G, I and the Debenture holders, the amount being registered is 100% of the number of shares that would be required to be issued if the Preferred Stock and Debentures were converted on the day before the filing of the Registration Statement. (4) All of the shares of Common Stock registered herein will be sold by the Selling Security Holders. In the event that the shares registered hereunder are insufficient to meet the conversion requirement at the actual time of conversion, the Company will file a new registration statement to register the additional shares. (5) A filing fee of $4,283.70 was paid in connection with the initial filing of the Registration Statement and Amendment No. 2.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                              CROSS REFERENCE SHEET


FORM S-2 ITEM NUMBERS AND CAPTION                                               HEADING IN PROSPECTUS
---------------------------------                                               ---------------------
1.       FOREPART OF THE REGISTRATION STATEMENT AND
           OUTSIDE FRONT COVER OF PROSPECTUS....................................OUTSIDE FRONT COVER PAGE

2.       INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF
           PROSPECTUS...........................................................INSIDE   FRONT  AND  OUTSIDE   BACK
                                                                                COVER PAGES OF PROSPECTUS

3.       SUMMARY INFORMATION AND RISK FACTORS...................................PROSPECTUS SUMMARY; RISK FACTORS

4.       USE OF PROCEEDS........................................................NOT APPLICABLE

5.       DETERMINATION OF OFFERING PRICE........................................PLAN OF DISTRIBUTION

6.       DILUTION...............................................................NOT APPLICABLE

7.       SELLING SECURITY HOLDERS...............................................SELLING SECURITY HOLDERS

8.       PLAN OF DISTRIBUTION...................................................FRONT COVER PAGE; PLAN OF
                                                                                DISTRIBUTION

9.       DESCRIPTION OF SECURITIES TO BE REGISTERED.............................DIVIDEND  POLICY,   DESCRIPTION  OF
                                                                                SECURITIES

10.      INTEREST OF NAMED EXPERTS AND COUNSEL..................................LEGAL    MATTERS   AND    FINANCIAL
                                                                                STATEMENTS

11.      INFORMATION WITH RESPECT TO THE REGISTRANT.............................PROSPECTUS SUMMARY, RISK FACTORS,
                                                                                MANAGEMENT DISCUSSION AND ANALYSIS OF
                                                                                FINANCIAL CONDITION AND RESULTS OF
                                                                                OPERATION, BUSINESS, MANAGEMENT,
                                                                                CERTAIN TRANSACTIONS, MARKET PRICE OF
                                                                                SECURITIES AND OTHER RELATED
                                                                                STOCKHOLDER MATTERS, SALES OF
                                                                                UNREGISTERED SECURITIES, PRINCIPAL
                                                                                STOCKHOLDERS, DESCRIPTION OF CAPITAL
                                                                                STOCK, FINANCIAL STATEMENTS

12.      INCORPORATION OF CERTAIN INFORMATION BY REFERENCE......................DOCUMENTS INCORPORATED BY REFERENCE

13       DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
           SECURITIES ACT LIABILITIES...........................................INDEMNIFICATION OF OFFICERS AND
                                                                                DIRECTORS

14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION............................PART II

15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS..............................PART II

16.      EXHIBITS...............................................................PART II

17.      UNDERTAKINGS...........................................................PART II

18.      FINANCIAL STATEMENTS AND SCHEDULES.....................................FINANCIAL Statements and Schedules


SUBJECT TO COMPLETION, DATED ________________1999.

PROSPECTUS
                                37,716,301 SHARES
                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                                  COMMON STOCK

This prospectus ("Prospectus") relates to an aggregate of 37,716,301 shares (the "Shares") of Common Stock, no par value (the "Common Stock"), of Imaging Diagnostic Systems, Inc., a Florida corporation (the "Company"). Of the 37,716,301 shares of Common Stock, no par value (the "Common Stock") offered hereby, all are being sold by the Selling Security Holders. See "Selling Security Holders". The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Security Holders.

The Common Stock is traded on the OTC Bulletin Board under the symbol "IMDS". On June 15, 1999, the closing bid price of the Common Stock as reported on the OTC Bulletin Board was $.29.

The Shares are held or will be acquired by certain persons ("Selling Security Holders") named in this Prospectus. The Shares covered hereby include (i) 15,342,250 shares of Common Stock underlying the Series B Preferred; (ii) 1,634,409 shares of Common Stock underlying the Series G Preferred; (iii) 4,430,108 shares of Common Stock underlying the Series H Preferred Stock; (iv) 5,935,484 shares of Common Stock underlying the Series I Preferred Stock; (v) 4,731,183 shares of Common Stock underlying the Convertible Debentures; (vi) 4,426,242 Shares of Common Stock that were issued upon conversion of previously-issued shares of Series F, G and I Convertible Preferred Stock and
(vii) 1,026,000 shares of Common Stock that were issued pursuant to private placements (iv) 190,625 Shares of Common Stock which may be issued in connection with the exercise of the Warrants. The number of Common Stock underlying the Preferred Shares and Convertible Debenture were calculated as if the Preferred Shares and Debenture were converted on the day before the filing of the Registration Statement of which this Prospectus is a part (the "Registration Statement") See "Risk Factors" and "Selling Security Holders".

The Common Stock, Preferred Shares, Debentures and Warrants, including the underlying Common Stock were acquired or will be acquired by the Selling Security Holders in various transactions, all of which were or will be exempt from the registration provisions of the Securities Act of 1933, as amended (the "1933 Act"), including sales by the Company in private placements and Regulation S transactions, the exercise of warrants by certain of the Selling Security Holders and the conversion of convertible Preferred Stock held by certain of the Selling Security Holders.

The Selling Security Holders may, from time to time, sell the Shares on the OTC Bulletin Board, or on any other national securities exchange or automated quotation system on which the Common Stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Shares may be sold directly or through brokers, or dealers. See "Plan of Distribution".

The Company will receive no part of the proceeds of any sales made by the Selling Security Holders hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Security Holders will be borne by the Selling Security Holders. See "Selling Security Holders".

The Selling Security Holders and any broker-dealers participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the 1933 Act, and any commissions or discounts paid or given to any such broker-dealer may be regarded as underwriting commissions or discounts under the 1933 Act.

The Shares have not been registered for sale by the Company or by the Selling Security Holders under the securities laws of any state as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the States in which transactions occur or the existence of any exemption from registration.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                               6531 NW 18TH COURT
                            PLANTATION, FLORIDA 33313
                                 (954) 581-9800

THE DATE OF THIS PROSPECTUS IS JUNE ___, 1999


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

The Shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Security Holders", "Plan of Distribution" and "Description of Capital Stock".

The Company will not be responsible for the payment of any underwriting discounts, commissions or expenses that may be payable or applicable in connection with the sale of such Shares by the Selling Security Holders. The Shares offered hereby will be sold from time to time at the then prevailing market prices, at prices relating to prevailing market prices or at negotiated prices.

This Prospectus may be used by the Selling Security Holders, or any broker-dealer who may participate in sales of the Common Stock covered hereby.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD BE PREPARED TO SUSTAIN A LOSS OF THEIR ENTIRE INVESTMENT. INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT SHOULD NOT PURCHASE THESE SECURITIES. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THESE SECURITIES.

                              AVAILABLE INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which is Part I of the Registration Statement, constitutes a part of the Registration Statement and does not contain all of the information set forth therein. Any statements contained herein concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement, with exhibits, may be obtained from the Commission's office in Washington, DC (at the above address) upon payment of the fees prescribed by the rules and regulations of the Commission, or examined there without charge.

The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, NW, Washington, DC 20549. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, NW, Washington, DC 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, such as the Company. The address of such site is http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company incorporates by reference herein the following documents filed with the Commission pursuant to the Exchange Act (the "34 Act"):

         1. The Company's Quarterly Reports on Form 10-QSB/A for the fiscal quarter ended March 31, 1999.

         2. In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act since the end of its June 30, 1998 fiscal year.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is incorporated or is deemed incorporated by reference in this Prospectus or in a supplement hereto modifies or supersedes such statement.

This Prospectus is accompanied by a copy of the Company's latest Form 10-QSB. The Company will provide upon request, without charge, to each person to whom a prospectus is delivered, a copy of the documents incorporated by reference, (not including exhibits unless the exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Such requests should be made to: General Counsel, Imaging Diagnostic Systems, Inc., 6531 NW 18th Court, Plantation, Florida 33313. Telephone number (954) 581-9800.

THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY. THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. NO ASSURANCE CAN BE GIVEN THAT ANY OF SUCH MATTERS WILL BE REALIZED. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) COMPETITIVE PRESSURE IN THE COMPANY'S INDUSTRY INCREASES SIGNIFICANTLY; (2) DELAYS, COSTS OR DIFFICULTIES RELATED TO OBTAINING THE APPROVAL OF THE FOOD AND DRUG ADMINISTRATION ("FDA") FOR THE SALE AND MARKETING OF THE COMPANY`S COMPUTED TOMOGRAPHY LASER MAMMOGRAPHY ("CTLM(TM)") DEVICE ARE GREATER THAN EXPECTED; (3) MARKET ACCEPTANCE OF THE CTLM(TM); AND (4) GENERAL ECONOMIC CONDITIONS ARE LESS FAVORABLE THAN EXPECTED. FURTHER INFORMATION ON OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL CONDITION OF THE COMPANY IS INCLUDED IN THE SECTION HEREIN ENTITLED "RISK FACTORS".

                               PROSPECTUS SUMMARY

The following is a summary of certain information contained elsewhere in this Prospectus or in the documents incorporated herein by reference. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Prospectus and in the documents incorporated by reference herein.

THE COMPANY

During the first year of operations, the Company researched the interaction between high speed, rapid pulsed (Ti-Sapphire) laser technology and various detection technologies associated with standard computed tomographic ("CT") schemes. This research was based upon a prototype that was developed by Richard Grable, the Company's Chief Executive Officer, prior to his association with the Company. During June of 1995, Mr. Grable filed a patent for his prototype, which was able to create images of a breast. The Company refined various software and hardware configurations and components of the device based on these first images and filed a total of twelve ancillary United States patents from 1996 to October 1998 and two additional patents were filed in November 1998. The Company intends to file an additional patent application within the next six months.

Since its inception in December 1993, Imaging Diagnostic Systems, Inc. (the "Company") has engaged principally in the development of a Computed Tomography Laser Mammography ("CTLM(TM)") device for detecting breast cancer through the skin in a non-invasive and objective procedure. The CTLM(TM) employs high-speed pico-second pulsed titanium sapphire laser and proprietary scanning geometry and reconstruction algorithms to detect and analyze tissue in the breast for indicia of malignancy or benignancy. The components of the laser system are purchased from two unaffiliated parties and assembled and installed into the CTLM(TM) by the Company. See "Business". The Company is developing a clinical atlas of the optical properties of benign and malignant tissues with respect to absorption and scattering parameters as laser light pulses pass through the tissue. The CTLM(TM) device is designed to provide the physician with objective data for interpretation and further clinical work-up. Accordingly, the Company believes that the CTLM(TM) will improve early diagnosis, reduce diagnostic uncertainty, and decrease the number of biopsies performed on benign lesions. See "Business".

In November 1995, the Company began discussions with Strax Breast Diagnostic Institute ("Strax") to conduct clinical trials at their facility. The original CTLM(TM) prototype used an Argon pump laser, which required a 6- ton water chiller. The landlord of the Strax office building was unwilling to allow the Company to install this chiller on the roof because of its weight and its potential to leak water. In December 1995, the Company learned of a new type of pump laser using diodes being developed by Spectra Physics Lasers. This new laser was powered by a standard 110 volt outlet and only required a small portable chiller to cool the crystal. Rather than continuing to develop the CTLM(TM) with a laser that required massive cooling, the Company decided to wait for delivery of the first Solid State Diode Pump laser package from Spectra-Physics. The lasers were delivered on January 24, 1996. Because it was the first of its kind, many modifications had to be made by Spectra-Physics field engineers to the lasers before it would operate to specification. The Company immediately began re-engineering the CTLM(TM) to integrate this new laser into its system.

After extensive testing of the laser system, the Company proceeded to design and build two pre-production CTLM(TM) scanners, one of which would be installed at Strax. In addition to the change in lasers, modifications were made in both the detection scheme and software.

On December 12, 1995, the Company had a preliminary meeting with the Food and Drug Administration to discuss generally the approach the Company would take to obtain marketing clearance for its CTLM(TM) device. The Company was advised that it would need to submit and have approved a pre-market approval application ("PMA") in order to obtain marketing clearance for the device. Further, the Company was advised that it would also need to submit an investigational device exemption ("IDE") application to the FDA in order to commence human clinical trials of the device.

The Company submitted its IDE application on January 8, 1996, and it was approved February 9, 1996. During calendar year 1996, among other matters, the Company further refined the detection scheme and laser power configuration in order to obtain substantially better image quality. In order to incorporate the changes, the Company was required to submit to the FDA an amendment to its IDE application. During the month of November 1996, the Company installed its device at the Strax Breast Diagnostic Center. Pursuant to the IDE, as amended, the Company was authorized to scan 50 patients at the Strax Breast Diagnostic Center in Lauderhill, Florida, and 20 additional patients at its in-house facility. The CTLM(TM) device was installed at Strax and three patients were scanned. After scanning the three patients at Strax, the Company learned of a different type of laser, which could be used in conjunction with the new Solid State Diode Pump laser package from Spectra-Physics. The Company believed that this additional laser component would greatly increase the performance and image quality of the CTLM(TM) device. The Company halted the clinical investigational trials at Strax in December 1996 and planned to resume the study after the second system modification. Strax, a not-for-profit corporation, requested a donation of $5,000, to be used to purchase needed medical equipment for the institute, which the Company paid on December 31, 1996. Because of the extensive re-engineering and design, and the delay in receiving the new laser components to be integrated into the system, the Company was unable to complete and test the new system in a timely manner. In fact, the first of these new components were not received until October 1997. Strax was unwilling to wait until the modifications were completed unless it received compensation for the CTLM(TM) remaining on its premises. In light of the fact that the owners of Strax were in the process of selling the center and one of the proposed purchasers was a potential competitor, the Company declined to pay any additional compensation. In November 1997, Strax requested that the CTLM(TM) be removed from its premises. The CTLM(TM) was removed from Strax in November 1997. On May 20, 1998, the Company's termination of the IDE protocol and its final report was accepted by the FDA. See "Business-Regulatory and Clinical Status-United States/FDA".

The Company was granted, in June 1998, its second investigational device exemption ("IDE") to conduct clinical trials. An IDE allows a company to conduct human clinical trials without filing an application for marketing clearance. The Company was authorized to scan 20 patients at the Company's in-house facilities in Plantation, Florida and upon FDA approval, at three additional clinical sites. On September 1 and September 10, 1998, the Company formally submitted the first and second series of the 20 patient in-vivo (human) images and corresponding interpretation data to the FDA. The FDA responded to the submission on October 1998 asking that the Company limit future submissions to significant findings, milestones, annual reports, or changes that may effect the safety of the CTLM(TM). In all, the Company scanned 20 women at its in-house facility. These scans produced no significant findings, milestones or changes that would effect the safety of the CTLM(TM) so there were no additional submissions except for the request to expand the study to the Nassau County Medical Center. On January 14, 1999, the Company received notice that the IDE application to extend the in-vivo study to Nassau County Medical Center was conditionally approved. The Company immediately supplied the additional documentation required by the FDA and the conditions were complied with. This IDE application is limited to one institution (Nassau County Medical Center) and 275 subjects. The Company had originally intended to have the CTLM(TM) positioned at Nassau County Medical Center not later than mid February 1999, however due to renovations at Nassau County Medical Center, the delivery of the CTLM(TM) was postponed until the renovations were complete. On March 3, 1999 the CTLM(TM) was shipped to Nassau County Medical Center and was installed, calibrated, and ready to scan on April 19, 1999. Due to unforeseen problems at the Nassau County Facility which are discussed in detail in "Business-Clinical and Regulatory Status", no patients have been scanned to date. On June 21`, 1999, the Company received written representation from Nassau County that the Company could begin the clinical investigational trials pursuant to the original IDE and the payment of reasonable and customary charges for a three- month study. On June 23, 1999, the Company's laser calibration team will go to Nassau County to prepare the CTLM(TM) for clinical investigational trials.

The testing is designed to develop diagnostic criteria for CTLM(TM) images. The Company has entered into discussions with four hospitals in Chicago, Boston, and New York for potential clinical test sites. The Company has received an oral approval of the protocol and site plan from one of the proposed clinical sites. Although no assurances can be given, the Company anticipates that it will have a formal letter of commitment from this hospital by the end of June 1999. The remaining three proposed sites have indicated an interest in participating in the Company's clinical trials, however the Company does not anticipate a formal response for 30 to 40 days. Although no firm commitments have been obtained from these hospitals, the Company believes that it will be able to expand the clinical testing to these areas. In order to expand its clinical trials to other sites, the IDE application which includes Nassau County would have to be amended by supplying the required documentation i.e. the protocol, signed investigator agreement, IRB approvals, and the informed consent form. Once a formal commitment has been obtained and the IDE approved by the FDA, these sites will become operational once the 275 subject clinical investigational trial is underway. See "Risk Factors-Government Regulation". See "Business-Regulatory and Clinical Status-United States/FDA" and Business Government Regulations".

Due to the delays in obtaining the new laser system, the delays in the modification and redesign of the CTLM(TM) and the delay in the commencement of the Nassau County clinical investigational trials, the Company is unable to determine when it anticipates FDA marketing clearance. Moreover, due to these delays, the Company is unable to determine when it will begin to generate revenue. See "Risk Factors", "Management Discussion and Analysis of Financial Condition and Results of Operations", "Business-Regulatory and Clinical Status-United States/FDA" and Business Government Regulations".

The Company's executive offices are located at 6531 NW 18th Court, Plantation, Florida 33313. Its telephone number is (954) 581-9800.

THE OFFERING

Securities Offered by Selling
Security Holders

         Common Stock12  37,716,301

------------------------------------

EQUITY SECURITIES OUTSTANDING

         Common Stock                                    47,408,209 (1)
         Series B Preferred Shares                              390
         Series G Preferred                                      38
         Series H Preferred                                     103
         Series I Preferred                                     138
         Warrants                                           508,125 (3)
         Options                                          4,128,371 (3)

1) Pursuant to the terms of the Registration Rights Agreements between the Company and the Preferred and Debenture holder, the amount being registered and included herein is 100% of the number of shares that would be required to be issued if the Preferred Stock and Debenture were converted on the day before the filing of the Registration Statement. The Company believes that this is a good faith estimate of the number of shares needed for conversion. In the event that additional shares are needed to meet conversion requirements, the Company will file a new registration statement to register the additional shares. See "Sales of Unregistered Securities".
2) Does not include shares of Common Stock underlying the conversion privileges in the Series B, G, H and I Convertible Preferred Shares and the Debenture which, for the purpose of this Prospectus, are estimated at 15,342,250, 1,634,409, 4,430,108 3,471,296 and 4,731,183 respectively, warrants and options to purchase 508,125 and 4,128,371 shares respectively and 3,500,000 shares to be issued is connection with the Patent Licensing Agreement. See "Sales of Unregistered Securities".
3) The options were issued in connection with the Company's Stock Option Plan and/or in connection with Employment Agreements. The exercise price of the options range from $.55 to $4.35 per share. The warrants were issued to consultants, finders, and private placement investors. The exercise price of the warrants range from $1.09 to $5.00.


TRADING SYMBOL                         IMDS

USE OF PROCEEDS                        The Company will not receive any proceeds
                                       from the sale of Common Stock by the
                                       Selling Shareholders.

RISK FACTORS                           An investment in the securities offered
                                       hereby involves a high degree of risk.
                                       Prospective investors should review
                                       carefully and consider the factors
                                       described in "Risk Factor"



-------------------------

                                  RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. THEREFORE EACH PROSPECTIVE INVESTOR SHOULD CONSIDER VERY CAREFULLY THE FOLLOWING RISK FACTORS PRIOR TO THE PURCHASE OF ANY OF THE SECURITIES OFFERED HEREBY, AS WELL AS ALL OF THE OTHER MATTERS SET FORTH ELSEWHERE IN THIS PROSPECTUS.

LIMITED OPERATING HISTORY; CONTINUING OPERATING LOSSES
The Company has a limited history of operations. Since its inception in December 1993, the Company has engaged principally in the development of the CTLM(TM), which has not been approved for sale in the United States. In addition, the Company has not applied to the FDA for export approval for foreign sales. Consequently, the Company has little experience in manufacturing, marketing and selling its products. The Company currently has no source of operating revenue and has incurred net operating losses since its inception. At March 31, 1999, the Company had an accumulated deficit of approximately $31,904,458, after discounts and dividends on Preferred Stock. Such losses have resulted principally from costs associated with research and development and clinical trials and from general and administrative costs associated with the Company's operations. The Company expects operating losses will increase for at least the next several years due principally to the anticipated expenses associated with the pre-market approval process for the CTLM(TM) device, the anticipated commercialization of the CTLM(TM), development of, and clinical trials for, the CTLM(TM)and other research and development activities. See "Management Discussion and Analysis of Financial Condition and Results of Operations".

UNCERTAINTY OF FUTURE PROFITABILITY; GOING CONCERN OPINION RECEIVED FROM INDEPENDENT AUDITORS The Company's ability to achieve profitability will depend in part on its ability to obtain regulatory approvals for its CTLM(TM), develop the capacity to manufacture and market the CTLM(TM), either by itself or in collaboration with others and market acceptance of the CTLM(TM). There can be no assurance if and when the Company will receive regulatory approvals for the development and commercial manufacturing and marketing of the CTLM(TM) or achieve profitability. In addition, successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure. Accordingly, the extent of future losses and the time required to achieve profitability are highly uncertain. See "Management's Discussion and Analysis of Financial Condition and Results of Operations and "Financial Statements".

The Company has received an opinion from its auditors stating that the fact that the Company has suffered substantial losses and has yet to generate an internal cash flow raises substantial doubt about the Company's ability to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations and "Financial Statements".

UNCERTAIN ABILITY TO MEET CAPITAL NEEDS
The Company will require substantial additional funds for clinical testing of the CTLM(TM) device, research and development programs, pre-clinical and clinical testing of other proposed products, regulatory processes, manufacturing and marketing programs and operating expenses (including general and administrative expenses). The Company's future capital requirements will depend on many factors, including the following: the progress of its research and development projects; the progress of pre-clinical and clinical testing; the time and cost involved in obtaining regulatory approvals; the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; competing technological and market developments; changes and developments in the Company's existing collaborative, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that the Company may establish; and the development of commercialization activities and arrangements. Moreover, the Company's fixed commitments, including salaries and fees for current employees and consultants, equipment rent, payments under license agreements and other contractual commitments, are substantial and would increase if additional agreements are entered into and additional personnel are retained. The Company does not expect to generate a positive internal cash flow for at least several years due to expected increases in capital expenditures, working capital needs, and ongoing losses, including the expected cost of commercializing the CTLM(TM) device . However, the Company's cash requirements may vary materially from those now planned due to the progress of research and development programs, results of clinical testing, relationships with strategic partners, if any, changes in the focus and direction of the Company's research and development programs, competitive and technological advances, the FDA and foreign regulatory processes and other factors.

The Company needs additional capital to fund its operations, and is seeking to obtain additional capital through debt or equity financing, or collaborative licensing or other arrangements with strategic partners. If additional funds are raised by issuing equity securities, further dilution to existing stockholders will result, and future investors may be granted rights superior to those of existing stockholders. There can be no assurance, however, that additional financing will be available when needed, or if available, will be available on acceptable terms. The Company has already granted a mortgage on its corporate property as security for the convertible debenture and therefore, in all likelihood, would be unable to use such property to collateralize any additional financing. Insufficient funds may prevent the Company from implementing its business strategy and will require the Company to further delay, scale back or eliminate certain of its research, product development and marketing programs; and may require the Company to license to third parties rights to commercialize products or technologies that the Company would otherwise seek to develop itself, or to scale back or eliminate its other operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Sale of Unregistered Securities-Private Placement of Preferred Stock", "Sale of Unregistered Securities-Debentures" "Sale of Unregistered Securities-Private Placement of Common Stock", and "Sale of Unregistered Securities-Equity Line of Credit", "Sale of Unregistered Securities-Equity Line of Credit", "Description of Securities" and "Financial Statements".

UNCERTAINTY OF FDA MARKETING CLEARANCE FOR THE CTLM(TM)
In November 1997, the Company's clinical site at Strax Breast Diagnostic Institute in Lauderhill, Florida was closed. In December 1997, the FDA granted approval to include specific studies on augmented breasts as part of the Company's extensive in-house study of the CTLM(TM). The Company was granted, in June 1998, its second investigational device exemption ("IDE") to conduct clinical trials. An IDE allows a company to conduct human clinical trials without filing an application for marketing clearance. The Company was authorized to scan 20 patients at the Company's in-house facilities in Plantation, Florida and upon FDA approval, at three additional clinical sites. On September 1 and September 10, 1998, the Company formally submitted the first and second series of the 20 patient in-vivo (human) images and corresponding interpretation data to the FDA. On January 14, 1999, the Company received notice that the IDE application to extend the in-vivo investigational device study to Nassau County Medical Center was conditionally approved. This IDE application is limited to one institution (Nassau County Medical Center) and 275 subjects. The Company had originally intended to have the CTLM(TM) positioned at Nassau County Medical Center not later than mid February, however due to renovations at Nassau County Medical Center, the delivery of the CTLM(TM) was postponed until such time as the renovations were complete. On March 3, 1999 the CTLM(TM) was shipped to Nassau County Medical Center and was installed, calibrated, and ready to scan on April 19, 1999. Due to unforeseen problems at the Nassau County facility which are discussed in detail in "Business-Clinical and Regulatory Status", no patients have been scanned to date. The testing is designed to develop diagnostic criteria for CTLM(TM) images. The Company has entered into discussions with hospitals in Chicago, Boston, and New York for potential clinical test sites. The Company has received an oral approval of the protocol and site plan from one of the proposed clinical sites. Although no assurances can be given, the Company anticipates that it will have a formal letter of commitment from this hospital by the end of June 1999. The remaining three proposed sites have indicated an interest in participating in the Company's clinical trials, however the Company does not anticipate a formal response for 30 to 40 days. Although no firm commitments have been obtained from these hospitals, the Company believes that it will be able to expand the clinical testing to these areas upon FDA approval. At the conclusion of the clinical trials the Company will submit the PMA. If and when accepted for filing by the FDA, it will be designated for review under the FDA's Expedited Review policy. There can be no assurance, however, that such Expedited Review status will be maintained or result in a more expeditious approval, or approval at all. See "Government Regulation; No Assurance of Regulatory Approval".

Conducting clinical trials will require the expenditure of substantial additional funds, which the Company does not currently have available. Furthermore, there can be no assurance (i) that results obtained in any additional trials will be consistent with the results obtained in trials conducted by the Company to date, (ii) that results obtained in any clinical trial or series of clinical trials will be consistent among all study sites,
(iii) that results obtained in clinical trials conducted with U.S. study populations will be consistent with results obtained in studies conducted in Europe or other locations outside of the U.S., or (iv) that any such results, or the filing of the PMA will be accepted by the FDA. There can be no assurance that the FDA or other regulatory approvals for the CTLM(TM) device will be granted on a timely basis, or at all. Failure to obtain FDA clearance to market the CTLM(TM) device would have a material adverse effect on the Company's business, financial condition, cash flows, and results of operations.

PENNY STOCK REGULATIONS AND RESTRICTIONS
The Securities Exchange Commission (the "Commission") has adopted regulations, which generally define Penny Stocks to be an Equity Security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. At present, the market price of the Company's Common Stock is substantially less than $5.00 per share and therefore may be designated as a "penny stock" pursuant to the rules under the Securities Exchange Act of 1934, as amended. Such a designation requires any broker or dealer selling such securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser, and determine that the purchaser is reasonably suitable to purchase such securities. These rules may restrict the ability of Broker / Dealers to sell the Company's Common Stock and may affect the ability of Investors to sell their Shares. The issuance of large amounts of Common Stock upon conversion and the subsequent sale of such shares may further depress the price of the Common Stock. In addition, since each new issuance of Common Stock dilutes existing shareholders, the issuance of substantial additional shares may effectuate a change of control of the Company. Moreover, since the Company's Common Stock is traded on the NASDAQ over-the-counter bulletin board market, investors may find it difficult to dispose of or obtain accurate quotations as to the value of the Company's Common Stock. See "Business-NASDAQ Listing" and "Market Price of Securities and Related Stockholders Matters".

POSSIBLE VOLATILITY OF STOCK PRICE
The price of the Company's Common Stock has fluctuated substantially since it began trading on the OTC Bulletin Board in September 1994. The market price of the shares of the Common Stock, like that of the Common Stock of many other medical device companies, is likely to continue to be highly volatile. Factors such as the timing and results of clinical trials by the Company or its competitors, governmental regulation, healthcare legislation, equity or debt funding, developments in patent or other proprietary rights of the Company or its competitors, including litigation, fluctuations in the Company's operating results, and market conditions for medical device company stocks and life science stocks in general, could have a significant impact on the future price of the Common Stock. The Company's stock is currently traded on the OTC Bulletin Board. The Company is seeking to be in compliance with NASDAQ SmallCap Market Listing Requirements, however, at present. does not meet NASDAQ listing requirements. The trading of the Company's Common Stock on the NASDAQ SmallCap Market is conditioned upon the Company's meeting certain quantitative criteria related to the market price of the Company's Common Stock, net tangible assets, market capitalization and certain other quantitative and non-quantitative requirements established by such stock market. To maintain eligibility for trading on the NASDAQ Small-Cap Market, among other requirements, the Company is required to have net tangible assets in excess of $4,000,000 and have a minimum bid price of $3 per share for initial inclusion and then maintain a bid price of $1 per share. See "Business NASDAQ Listing" and "Market Price of Securities and Related Shareholder Matters".

AUTHORIZATION AND DISCRETIONARY ISSUANCE OF PREFERRED STOCK POSSIBLE/BARRIERS TO TAKEOVER OR ACQUISITION
The Company's Articles of Incorporation authorize the issuance of "blank check" Preferred Stock with such designations, rights, and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to designate and issue additional series of Preferred Stock with dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, which could adversely affect the voting power or other rights of the holders of the Company's Common Stock, substantially dilute the common shareholder's interest and depress the price of the Company's Common Stock. In addition, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Moreover, the substantial number of issued and outstanding convertible preferred shares and the convertible debentures, and their terms of conversion may discourage or prevent an acquisition of the Company. The Company has, in the past, issued Convertible Preferred Stock and Convertible Debentures without a limit on the number of shares that can be issued upon conversion and may continue to do so in the future. See "Sale of Unregistered Securities" and "Description of Securities".

The Company's outstanding Preferred Shares and Debentures are convertible based upon discounts of 75% from the market price, except for the Series B shares which are discounted 82%. Since the conversion price of the Preferred and the Debentures are based on a percentage of the market price, without a limit on the number of shares that can be issued upon conversion, in the event that the price of the Company's Common Stock decreases, the percentage of shares outstanding that will be held by the Preferred and Debenture Holders upon conversion will increase accordingly. See "Sale of Unregistered Securities-Private Placement of Preferred Stock", "Sale of Unregistered Securities-Debentures" and "Sale of Unregistered Securities-Equity Line of Credit".

Due to the fact that, when converting Convertible securities issued without limitations on conversion, including those issued by the Company, the lower the market price the greater the number of shares to be issued to the holders of such securities upon conversion, thus increasing the potential profits to the Holder when the price per share increases and the Holder sells the Common Shares. The Preferred Stock and Debenture's potential for increased share issuance and profit in addition to a stock overhang of an undeterminable amount may depress the price of the Company's Common Stock. See "Sale of Unregistered Securities-Private Placement of Preferred Stock", "Sale of Unregistered Securities-Debentures" and "Sale of Unregistered Securities-Equity Line of Credit".

DEPENDENCE UPON UNITED STATES PRE-MARKET APPROVAL
Under the provisions of the Federal Food and Cosmetic Act (the "FDC Act"), the Company must obtain pre-market approval from the FDA prior to commercial use of the CTLM(TM) in the United States. There can be no assurance if or when the Company will receive any such clearances or approvals. Obtaining FDA pre-market approval may impose costly requirements on the Company and may delay for a considerable period of time, or prevent, the commercialization of the CTLM(TM). See "Business- Government Regulation-United States" and "BusineSS- Regulatory and Clinical Status".

EXTENSIVE GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVALS
Many aspects of the medical industry in the United States, including the Company's business, are subject to extensive federal and state government regulation. Although the Company believes that its operations comply with applicable regulations, there can be no assurance that subsequent adoption of laws or interpretations of existing laws will not regulate, restrict, or otherwise adversely affect the Company's business.

The manufacture and sale of medical devices, including the CTLM(TM) and any other products that may be developed by the Company, are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA and corresponding state agencies, and in other countries. In the United States, the CTLM(TM) is regulated as a medical device and is subject to the FDA's pre-market clearance or approval requirements. Securing FDA clearances and approvals may require the submission of extensive clinical data and supporting information to the FDA. To obtain FDA approval of an application for pre-market approval ("PMA"), the pre-market approval application must demonstrate that the subject device has clinical utility, meaning that the device has a beneficial therapeutic effect, or that as a diagnostic tool it provides information that measurably contributes to a diagnosis of a disease or condition.

The process of obtaining FDA and other required regulatory approvals may be lengthy, expensive, and uncertain and frequently requires from six months to several years from the date of the FDA submission, if pre-market approval is obtained at all. Following the filing of a submission of the PMA for the CTLM(TM) device, the FDA may require more information or clarification of information already provided as part of the PMA. During the review period, an advisory panel will likely be convened by the FDA to review and evaluate the PMA, and to provide recommendations to the FDA as to whether or not the PMA should be approved. Although the FDA may grant Expedited Review status to the CTLM(TM) device, there can be no assurance that such status will be maintained or result in timely approval of the CTLM(TM) device, if approval is obtained at all. Failure to obtain FDA marketing clearance of the CTLM(TM) device would have a material adverse effect on the Company's business, financial condition, cash flows, and results of operations. See "Uncertainty of FDA Approval for the CTLM(TM) Device".

The Company cannot file its PMA application for the CTLM(TM) until its clinical trials are completed. There can be no assurance, however, that the Company's clinical trials will be successfully completed, or if completed, will provide sufficient data to support a PMA application for the CTLM(TM). Nor can there be any assurance that the FDA will not require the Company to conduct additional clinical trials for the CTLM(TM). See " Business- Government Regulation-United States" and "Business- Regulatory and Clinical Status".

Sales of medical devices outside the United States may be subject to international regulatory requirements that vary from country to country. The time required to gain approval for sale internationally may be longer or shorter than that required for FDA approval and the requirements may differ. In addition, in order to sell its products within the European Economic Area ("EEA"), companies are required to achieve compliance with the requirements of the Medical Devices Directive ("MDD") and affix a "CE" marking on their products to attest such compliance. In Europe, the Company will be required to obtain the certifications necessary to enable the CE mark to be affixed to the Company's products in order to conduct sales in member countries of the European Union. The Company is in preliminary preparations regarding CE certification. Component parts that have been finalized are being tested in the Company's laboratory. Some of the components are being changed in order to improve performance, which has delayed the submission of the CTLM(TM) for the CE certification. The Company has chosen DGM of Denmark as its notifying body. A notifying body ("NB") is a regulatory body from the private sector, who is responsible for the review and approval of the documentation submitted by the Company in order to enable the CE mark to be affixed to products. See "Business-Government Regulation-Foreign Regulation" and "Clinical Status-Foreign".

The Company has not obtained such certificates and there can be no assurance it will be able to do so in a timely manner, or at all. Regulatory approvals, if granted, may include significant limitations on the indicated uses for which the CTLM(TM) may be marketed. In addition, to obtain such approvals, the FDA and certain foreign regulatory authorities may impose numerous other requirements with which other medical device manufacturers must comply. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. Product approvals could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. The third-party manufacturers upon which the Company will depend to manufacture its products (GMPs) are required to adhere to applicable FDA regulations regarding GMPs including the Quality System Regulations ("QSR") and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with QSR and other applicable regulatory requirements will be monitored by periodic inspections by the FDA and by comparable agencies in other countries. Failure to comply with applicable regulatory requirements, including marketing and promoting products for unapproved use, could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or approval for devices, withdrawal of approvals and criminal prosecution. Changes in existing regulations or adoption of new government regulations or polices could prevent or delay regulatory approval of the Company's products. Certain material changes to medical devices also are subject to FDA review and clearance or approval. See "Business- Government Regulation-Foreign" "Business- Regulatory and Clinical Status".

In addition, unapproved products subject to the PMA requirements must receive prior FDA export approval in order to be marketed outside of the United States unless they are approved for use by any member country of the European Union or certain other countries, including Australia, Canada, Israel, Japan, New Zealand, Switzerland and South Africa, in which case they can be exported to any country provided that certain limited notification requirements are met. There can be no assurance that the Company will meet the FDA's export requirements or receive FDA export approval when such approval is necessary, or that countries to which the devices are to be exported will approve the devices for import. Failure of the Company to meet the FDA's export requirements or obtain FDA export approval when required to do so, or to obtain approval for import, could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

There can be no assurance that the Company will be able to obtain FDA approval of a PMA application for the CTLM(TM), foreign marketing clearances for the CTLM(TM) or regulatory approvals or clearances for other products that the Company may develop, on a timely basis, or at all; and delays in receipt of or failure to obtain such approvals or clearances, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements would have material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON PATENT LICENSED BY FOUNDER
The Company owns the rights, pursuant to an exclusive patent licensing agreement, for the use of the patent for the CTLM(TM) technology. The patent is owned by Richard Grable, the Company's Chief Executive Officer. See "Business-Patent License Agreement". In addition, the Company has 12 additional United States patents pending with regard to Optical Tomography, many of which are based on the original CTLM(TM) technology. In the event that the Company breaches the patent licensing agreement, the Company could lose the licensing rights to the CTLM(TM) technology. The loss of the patent license would have a material adverse effect on the Company and its continued operations. See "Business-Patents" and "Business-Patent Licensing Agreement".

UNCERTAIN ABILITY TO PROTECT PATENTS AND PROPRIETARY TECHNOLOGY AND INFORMATION The Company's ability to compete effectively in the medical products industry will depend on its success in protecting its proprietary technology, both in the United States and abroad. The patent positions of medical products companies generally involve complex legal and factual questions. The Company currently has 12 additional patents pending with regard to Optical Tomography. Neither the Company nor Mr. Grable hold foreign patents, however the Company has applied for patents in several foreign countries. The Company intends to file for additional patents on products, including the CTLM(TM), for which it feels the cost of obtaining a patent is economically reasonable in relation to the expected protection obtained. There can be no assurances that any patent that the Company applies for will be issued, or that any patents issued will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide any competitive advantage. The Company could incur substantial costs in defending any patent infringement suits or in asserting any patent rights, including those granted by third parties, the expenditure of which the Company might not be able to afford. See "Business-Patents" and "Business-Patent Licensing Agreement".

Although the Company has entered into confidentiality and invention agreements with its employees and consultants, there can be no assurance that such agreements will be honored or that the Company will be able to protect its rights to its non patented trade secrets and know-how effectively. See "Legal Proceedings". Moreover, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets and know-how. In addition, the Company may be required to obtain licenses to patents or other proprietary rights from third parties. There can be no assurance that any licenses required under any patents or proprietary rights would be made available on acceptable terms, if at all. If the Company does not obtain required licenses, it could encounter delays in product development or find that the development, manufacture, or sale of products requiring such licenses could be foreclosed. Additionally, the Company may, from time to time, support and collaborate in research conducted by universities and governmental research organizations. There can be no assurance that the Company will have or be able to acquire exclusive rights to the inventions or technical information derived from such collaborations or that disputes will not arise with respect to rights in derivative or related research programs conducted by the Company or such collaborators.

EARLY STAGE PRODUCT DEVELOPMENT
Due to the Company's need for additional capital, the Company's proposed products, other than the CTLM(TM) device, including a scanner for the early detection of colon cancer, are at an early stage of development. The CTLM(TM) device must receive marketing clearance from the FDA before it can be commercially marketed in the United States. There can be no assurance that any of the Company's proposed products will be found to be safe and effective, meet applicable regulatory standards or receive necessary regulatory clearance, or if safe and effective, can be developed into commercial products, manufactured on a large scale or be economical to market. Nor can there be any assurance that the Company's proposed products will achieve or sustain market acceptance. In the event necessary regulatory approvals are obtained for the CTLM(TM) device, there can be no assurance that the Company will be successful in establishing commercial operations, including gaining market acceptance of the CTLM(TM) device and implementing commercial-scale manufacturing and sales and marketing programs. There is, therefore, substantial risk that the Company's product development and commercialization efforts will not prove to be successful. See "Business".

DEPENDENCE ON A SINGLE PRODUCT
Although the Company is in the process of developing additional products based on its core technology, including an enhancement of the CTLM(TM) device for use with fluorescence and PhotoDynamic Therapy (PDT), none of such applications is expected to result in a commercial product for at least several years, if at all. PDT is a cancer-seeking drug, activated by light. Consequently, pending its approval for commercial distribution in the United States, the CTLM(TM) device would account for substantially all of the Company's revenues for the foreseeable future. Failure to gain regulatory approvals or market acceptance for the CTLM(TM) device would have a material adverse effect on the Company's business, financial condition, cash flows, and results of operations.. See "Business-Fluorescence Imaging".

DEPENDENCE UPON SUPPLIERS
Although the Company believes that there are a number of possible suppliers for most of the components and subassemblies required for the CTLM(TM), certain components for it laser system are provided by two unaffiliated suppliers (the "Laser Suppliers"). Although these components are provided by a limited number of other suppliers, the Company believes its Laser Suppliers and their products are the most reliable. The Company has no agreement with its Laser Suppliers and purchases the laser components on an as needed basis. The disruption or termination of the Company's Laser Suppliers, at present, could have a short-term adverse effect on the Company's ability to manufacture the CTLM(TM). Once the Company begins to produce the CTLM(TM) in larger quantities, the disruption or termination of the Company's Laser Suppliers could disrupt production schedules or delay or curtail production, all of which could materially adversely affect the Company's business and results of operations. See "Business- CTLM(TM)".

DEPENDENCE ON MARKET ACCEPTANCE
There can be no assurance that physicians or the medical community in general will accept and utilize the CTLM(TM) device or any other products developed by the Company. The extent that, and rate of which, the CTLM(TM) achieves market acceptance and penetration will depend on many variables including, but not limited to, the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of the CTLM(TM), the advantage of the CTLM(TM) over existing technology and cancer detection methods (including x-ray mammography, ultrasound or high frequency ultrasound, MRI, thermography, diaphonography, electrical impedance and transillumination devices), third-party reimbursements practices and the Company's manufacturing, quality control, marketing and sales efforts. There can be no assurance that the medical community and third-party payers will accept the Company's unique technology. Similar risks will confront any other products developed by the Company in the future. Failure of the Company's products to gain market acceptance would have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business".

LIMITED MARKETING AND SALES CAPABILITY
The Company has limited internal marketing and sales resources and personnel. In order to market any products it may develop, the Company will have to develop a marketing and sales force with technical expertise and distribution capability. There can be no assurance that the Company will be able to establish sales and distribution capabilities or that the Company will be successful in gaining market acceptance for any products it may develop. There can be no assurance that the Company will be able to recruit and retain skilled sales, marketing, service or support personnel, that agreements with distributors will be available on terms commercially reasonable to the Company, or at all, or that the Company's marketing and sales efforts will be successful. Failure to successfully establish a marketing and sales organization, whether directly or through third parties, would have a material adverse effect on the Company's business, financial condition, cash flows, and results of operations. The Company has already entered into contracts for the distribution of the CTLM(TM) in the United Kingdom, Ireland, France, South Korea, the Pacific Rim including China, Switzerland, Moscow, Germany, Austria, the Republic of Turkey, Ecuador, Lebanon, Syria, United Arab Emirates, Qatar, Bahrain, Holland, Belgium, Spain, Portugal, Poland and Luxembourg. Although at present, the Company has not applied to the FDA for export approval for foreign sales, the Company intends to pursue additional distribution arrangements in Europe and Asia with strategic marketing partners who have established marketing capabilities and will continue to develop its distribution network overseas. There can be no assurance that the Company will be able to further develop this distribution network on acceptable terms, if at all or that any of the Company's proposed marketing schedules or plans can or will be met. To the extent that the Company arranges with third parties to market its products, the success of such products may depend on the efforts of such third parties. There can be no assurance that any of the Company's proposed marketing schedules or plans can or will be met. No sales have been made to date. See "Business-Sales and Marketing".

LIMITATION ON THIRD-PARTY REIMBURSEMENT; HEALTH CARE REFORM
In the United States, suppliers of health care products and services are greatly affected by Medicare, Medicaid, and other government insurance programs, as well as by private insurance reimbursement programs. Third-party payors (Medicare, Medicaid, private health insurance companies, and other organizations) may affect the pricing or relative attractiveness of the Company's products by regulating the level of reimbursement provided by such payors to the physicians and clinics and imaging centers utilizing the CTLM(TM) or any other products that the Company may develop or by refusing reimbursement. If examinations utilizing the Company's products were not reimbursed under these programs, the Company's ability to sell its products may be materially and adversely affected. There can be no assurance that third-party payors will provide reimbursement for use of the Company's products. Moreover, the level of reimbursement, if any, may impact the market acceptance and pricing of the Company's products, including the CTLM(TM) device. Failure to obtain favorable rates of third party reimbursement could have a material adverse effect on the Company's business, financial condition, cash flows, and results of operations.

In certain countries, the Company's ability to achieve significant market penetration may depend upon the availability of third party and governmental reimbursement. Revenues and profitability of medical device companies may be affected by the continuing efforts of governmental and third party payors to contain or reduce the costs of health care through various means.

In international markets, reimbursement by private third-party medical insurance providers, including governmental insurers and independent providers varies from country to country. In addition, such third-party medical insurance providers may require additional information or clinical data prior to providing reimbursement for a product. In certain countries, the Company's ability to achieve significant market penetration may depend upon the availability of third-party governmental reimbursement. Revenues and profitability of medical device companies may be affected by the continuing efforts of governmental and third party payors to contain or reduce the cost of health care through various means. See "Business-Third-Party Reimbursement; Health Care Reform".

UNCERTAINTIES REGARDING HEALTH CARE REFORM
If adopted and implemented, such reforms could have material adverse effect on the Company's business, financial, condition, cash flows, and results of operations. Several states and the U.S. government are investigating a variety of alternatives to reform the health care delivery system. These reform efforts include proposals to limit and further reduce and control health care spending on health care items and services, limit coverage for new technology and limit or control the price health care providers and drug and device manufacturers may charge for their services and products, respectively. If adopted and implemented, such reforms could have material adverse effect on the Company's business, financial condition, and results of operations.

SUBSTANTIAL CAPITAL NEEDS AND NEED FOR ADDITIONAL AUTHORIZED COMMON STOCK
The Company will require substantial additional funds for its research and development programs, pre-clinical and clinical testing, operating expenses, regulatory processes and manufacturing and marketing programs. The Company's capital requirements will depend on numerous factors, including the progress of its research and development programs, results of pre-clinical and clinical testing, the time and cost invoked in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and changes in the Company's existing research, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that the Company may establish. Moreover, the Company's fixed commitments, including salaries and fee for current employees and consultants, and other contractual agreements and are likely to increase as additional agreements are entered into and additional personnel are retained.

The Company has a firm commitment for a $15 Million, three year Equity Line of Credit whereby the Company, as it deems necessary, may raise capital through the sale of its Common Stock to Austost Anstalt Schaan and Balmore Funds S.A., which represent a consortium of prominent European banking institutions. Austost Anstalt Schaan and Balmore Funds S.A. will be deemed the beneficial ownership of the shares. The Shares will be purchased by the consortium at a discount from the Market Price of the Company's Common Stock. Although the Equity Line of Credit is in place, the Company and the investors will have to amend the Agreement to provide for a draw down and issuance of Common Stock pursuant to Regulation D and then registration of the Shares or the Company will have to file a shelf registration at the time that it intends to utilize the Equity Line of Credit. Although no assurances can be made, the Company anticipates that it will need approximately $8,000,000 in addition to its $9,000,000 capital requirements over the next two year period to complete all necessary stages in order to enable it to market the CTLM(TM) in the United States and foreign countries. If the need should arise for capital in excess of the Equity Line of Credit or if Company declines to use the Equity Line of Credit, the Company may seek such additional funding through public or private financing or collaborative, licensing and other arrangements with corporate partners. If the Company utilizes the Equity Line of Credit or additional funds are raised by issuing equity securities, especially Convertible Preferred Stock, dilution to existing Shareholders will result and future investors may be granted rights superior to those of existing Shareholders. There can be no assurance, however, that additional financing will be available when needed, or if available, will be available on acceptable terms. Insufficient funds may prevent the Company from implementing its business strategy or may require the Company to delay, scale back, or eliminate certain of its research and product development programs or to license to third parties rights to commercialize products or technologies that the Company would otherwise seek to develop itself. See "Market Price of Securities and Related Stockholder Matters-Financing/Equity Line of Credit", "Risk Factors-Sale of Unregistered Securities-Financing/Equity Line of Credit" and "Sale of Unregistered Securities-Financing/Equity Line of Credit".

POSSIBLE ADVERSE IMPACT OF Y2K
The Company has begun testing its servers and workstations for Y2K compliance. All of its computers have Intel Pentium processors. During stand-alone tests, the computers with Intel Pentium processors were Y2K compliant.

Software has been purchased to test and repair non-compliant systems. The testing and re-mediation by the Company's Computer System Support Engineer is expected to be completed on or before June 30, 1999.

The Company has not fully determined the extent to which the Company's systems may be impacted by third parties' systems, which may not be Year 2000 compliant. While the Company has begun efforts to seek reassurance from its suppliers, there can be no assurance that the systems of other companies, which the Company deals with, will be Year 2000 compliant. Third parties' non-compliance could have an adverse effect on the Company. At this time, the

Company is unable to estimate the cost of its Year 2000 compliance, if any. Failure of third party vendors to deliver parts and components timely could materially affect the Company's ability to manufacture and deliver CTLM(TM). Because of this potential risk, the Company has expanded its vendor and sub-contractor base to safeguard itself against this uncertainty. A checklist of Y2K compliant vendors and sub-contractors will be compiled with a projected completion date of June 30, 1999. See "Business-Year 2000".

ISSUANCE OF STOCK FOR SERVICES/DILUTIVE IMPACT TO SHAREHOLDERS
The Company has and may continue to issue stock for services performed and to be performed by consultants. Since the Company has generated no revenues to date, its ability to obtain and retain consultants may be dependent on its ability to issue stock for services. Since July 1, 1996, the Company has issued an aggregate of 1,806,500 shares of Common Stock pursuant to Registration Statements on Form S-8. The aggregate fair market value of the shares was $2,327,151. The issuance of large amounts of Common Stock for services rendered or to be rendered and the subsequent sale of such shares may depress the price of the Common Stock. In addition, since each new issuance of Common Stock dilutes existing shareholders, the issuance of substantial additional shares may effectuate a change of control of the Company. See "Sale of Unregistered Securities and Issuance of Stock for Services" and "Note 16 to Financial Statements".

ADDITIONAL SALES OF UNREGISTERED SECURITIES; POSSIBLE ABSENCE OF LIMITATIONS ON CONVERSION
The Company has had to rely on the private placement of Preferred and Common Stock and convertible Debentures to obtain working capital and will continue to do so in the future. In deciding to issue Preferred Shares and Debentures pursuant to the private placements, the Company took into account the number of common shares authorized and outstanding, the market price of the Common Stock at the time of each Preferred or Debenture sale and the number of common shares the Preferred shares would have been convertible into at the time of the sale. At the time of each private placement there were enough shares, based on the price of the Company's Common Stock at the time of the sale of the Preferred to satisfy the Preferred conversion requirements. Although the Company's Board of Directors tried to negotiate a floor on the conversion price of each series of Preferred Stock and the Debentures prior to sale, it was unable to do so. In order to obtain working capital the Company will continue to seek capital through debt or equity financing which may include the issuance of Convertible Preferred Stock whose rights and preferences are superior than those of the Common Stock holders. The Company will endeavor to negotiate the best transaction possible taking into account the impact on its shareholders, dilution, loss of voting power and the possibility of a change of control. However, in order to satisfy its working capital needs, the Company may be forced to issue convertible securities with no limitations on conversion.

In the event that the Company issues convertible Preferred Stock or convertible debentures without a limit on the number of shares that can be issued upon conversion and the price of the Company's Common Stock decreases, the percentage of shares outstanding that will be held by such holders upon conversion will increase accordingly. The lower the market price the greater the number of shares to be issued to such holders, upon conversion, thus increasing the potential profits to the holder when the price per share increases and the holder sells the Common Shares. The Preferred Stockholders and debenture holder's potential for increased share issuance and profit, including profits derived from shorting the Company's Common Stock, in addition to a stock overhang of an undeterminable amount, may depress the price of the Company's Common Stock. In addition, the sale of a substantial amount of Preferred Stock to relatively few holders could effectuate a possible change of control. Moreover, in the event of a voluntarily or involuntarily liquidation of the Company while the Preferred Stock is outstanding, the holders will be entitled to a preference in distribution of the Company's property.

SUBSTANTIAL INCREASE IN AUTHORIZED COMMON STOCK
The Company pursuant to a Written Action of a majority of its shareholders has amended its Articles of Incorporation, to increase its authorized Common Stock from 48,000,000 shares to 100,000,000 common shares in order to facilitate the conversion of approximately $4,500,000 in Series B Convertible Stock and $1,080,000 in Series H Preferred Stock, the only Preferred Series outstanding at that time. On January 28, 1999, the Company filed a Definitive Information Statement with the Securities and Exchange Commission (the "Commission") with regard to the Written Action. The

Majority Shareholders' consent with respect to the Amendment became effective on February 18, 1999. See "Market Price of Securities and Related Stockholder Matters". Prior to the Amendment, due to the decrease in the Company's stock price, the Company did not have an adequate number of shares authorized to meet is contractual obligations. In addition, the Company believes that the Amendment will insure that there are a sufficient number of shares of Common Stock available for issuance upon exercise of outstanding stock options and warrants and enhance the ability of the Company to attract and retain qualified employees, consultants, officers and directors by enabling the Company to create stock options, incentives and rewards for their contributions to the success of the Company. Moreover, until such time as the Company is able to generate revenues, it is dependent on equity or other financing to continue operations. The Company will require substantial additional funds for its research and development programs, pre-clinical and clinical testing, operating expenses, regulatory processes and manufacturing and marketing programs.

Based on the average high and low price of the Company's Common Stock as of June 15, 1999 ($.31), 15,342,250 shares would be required to convert the Series B shares, 1,634,409 shares would be required to convert the Series G shares, 3,684,211 shares would be required to convert the Series H shares, 5,935,484 would be required to convert the Series I shares 4,731,183 shares would be required to convert the Debenture and although the Company is contractually prohibited from doing so, 60,483,870 shares would be required to draw down the entire Equity Line of Credit. See "Sale of Unregistered Securities-Private Placement of Preferred Stock", "Sale of Unregistered Securities-Debentures" "Sale of Unregistered Securities-Private Placement of Common Stock", and "Sale of Unregistered Securities-Equity Line of Credit". In addition, 4,570,871 shares would be required for the exercise of options and warrants, and 3,500,000 shares are required to be issued to Mr. Grable in July 1999 pursuant to the Patent Licensing Agreement. Based upon the foregoing, as of April 6, 1999, the Company would need in excess of 136 million authorized shares to effectuate all conversion, utilize the total Equity Line of Credit and fulfill its remaining stock related obligations. See "Patent Licensing Agreement", "Equity Line of Credit", and "Certain Transactions".

DEPENDENCE ON QUALIFIED PERSONNEL
Due to the specialized scientific nature of the Company's business, the Company is highly dependent upon its ability to attract and retain qualified scientific, technical and managerial personnel. Therefore, the Company has entered into employment agreements with certain of its executive officers and key employees. The loss of the services of existing personnel, especially Mr. Grable, the inventor of the CTLM(TM), as well as the failure to recruit key scientific, technical and managerial personnel in a timely manner would be detrimental to the Company's research and development programs and could have an adverse impact upon the business affairs or finances of the Company. The Company's anticipated growth and expansion into areas and activities requiring additional expertise, such as marketing, will require the additional of new management personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to continue to attract and retain qualified personnel necessary for the development of its business. See "Management".

CONTROL BY EXECUTIVE OFFICERS AND DIRECTORS/POSSIBLE CHANGE OF CONTROL Management of the Company beneficially owns 43.4%, including options, of the outstanding Common Stock of the Company assuming no exercise of outstanding warrants, options, or convertible Preferred Stock. Although Management owns less than 50.1% of the outstanding Common Stock, since the Company does not have cumulative voting, and since, in all likelihood the officers will be voting as a block and will be able to obtain proxies of other shareholders, Management will continue to remain in a position to elect all of the Company's directors and control policies and operations of the Company. After giving effect to the estimated conversion of the Preferred Stock and the Debentures, Management will own 26.9%. This additional dilution to Management's ownership percentage could effectuate a change in control of the Company. See "Management", "Principal Shareholders", and "Description of Securities".

POSSIBLE CONFLICT OF INTEREST
Richard Grable and Linda Grable hold a majority of the seats on the Company's Board of Directors (the "Board"). Consequently, they are in a position to control their own compensation and to approve affiliated transactions, if any. From time to time Linda Grable, the Company's President, has personally guaranteed promissory notes issued by the Company to third parties. Ms. Grable received no compensation for these guarantees. In June 1998, the Company finalized an exclusive Patent License Agreement with Richard Grable, the Company's Chief Executive Officer. Mr. Grable is the owner of the Patent, which encompasses the technology for the CTLM(TM) device. See "Description of Business-Patent Licensing Agreement" and "Certain Transactions".

The Board's policy is to obtain unanimous consent for affiliated transaction and compensation issues. Although the Company's Board intends to act fairly and in full compliance with their fiduciary obligations, there can be no assurance that the Company will not, as a result of the conflict of interest described above, possibly enter into arrangements under terms less favorable than it could have obtained had it been dealing with unrelated persons.

In February 1999, the Company's Board of Directors voted to repay the loans to Messrs. Grable, Schwartz, and Ms. Grable by the issuance of the Company's restricted common stock. "See Certain Transactions".

HIGHLY COMPETITIVE MARKET
The market in which the Company intends to participate is highly competitive. Many of the companies in the cancer diagnostic and screening markets have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than the Company. Such companies may succeed in developing products that are more effective or less costly than the Company's products or such companies may be successful in manufacturing and marketing their products than the Company. Physicians using imaging equipment such as x-ray mammography equipment, ultrasound or high frequency ultrasound systems, Magnetic Resonance Imaging (MRI) systems, and thermography, diaphonography and transilluminational devices may not use the Company's products. Currently mammography is employed widely and the Company's ability to demonstrate the Company's ability to sell the CTLM(TM) to medical facilities will, in part, be dependent on the Company's ability to demonstrate the clinical utility of the CTLM(TM) as an adjunct to mammography and physical examination and its advantages over other available diagnostic tests. The competition for developing a commercial device utilizing computed Tomography techniques and laser technology is difficult to ascertain given the proprietary nature of the technology. There are a significant number of academic institutions involved in various areas of research involving "optical medical imaging" which is a shorthand description of the technology the Company's CTLM(TM) utilizes. The most prestigious of these institutions includes the University of Pennsylvania, The City College of New York, and University College London. Two of these institutions have granted licenses on certain patented technologies to two companies: University of Pennsylvania - Non-Invasive Technologies; City College of New York -MediScience, Inc. See "Business-Competition".

LIMITED MANUFACTURING HISTORY
The Company will have to expand its CTLM(TM) manufacturing and assembly capabilities and contract for the manufacture of the CTLM(TM) components in the volumes that will be necessary for the Company to achieve significant commercial sales in the event it begins foreign sales and/or obtains regulatory approval to market its products in the United States. The Company has limited experience in the manufacture of medical products for clinical trials or commercial purposes. Should the Company manufacture its products, the Company's manufacturing facilities would be subject to the full range of the current Quality System Regulation ("QSR") (formerly the Good Manufacturing Practices (GMP) regulation) and similar risks of delay or difficulty in manufacturing, and the Company would require substantial additional capital to establish such manufacturing facilities. In addition, there can be no assurance that the Company would be able to manufacture any such products successfully or cost-effectively.

DEPENDENCE ON THIRD PARTIES
The Company has used certain third parties to manufacture and deliver the components of the CTLM(TM) device and intends to continue to use third parties to manufacture and deliver such components and any other products, which the Company may seek to develop. Such third parties must adhere to the QSR enforced by the FDA through its facilities inspection program and such third parties' facilities must pass a plant inspection before the FDA will grant pre-market approval of the Company's products. There can be no assurance that the third-party manufacturers on which the Company depends for the manufacture of CTLM(TM) components will be in compliance with the QSR at the time of the pre-approval inspection or will maintain such compliance. Such failure could significantly delay FDA approval of the PMA application for the CTLM(TM) device, and such delay would have a material adverse effect on the Company's business, financial condition, cash flows, and results of operations.

The qualification of additional or replacement suppliers for certain components of the CTLM(TM) device or services is a lengthy process. For certain services and components the Company currently relies on single suppliers. If the Company encounters delays or difficulties with its third-party suppliers in producing, packaging, or distributing components of the CTLM(TM) device, market introduction and subsequent sales would be adversely affected. The Company also may have to rely on alternative sources of supply. In such case, there can be no assurance that the

Company will be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. If the Company is unable to obtain or retain qualified third-party manufacturers on commercially acceptable terms, it may not be able to commercialize its products as planned. The Company's dependence upon third parties for the manufacture of its products may adversely affect the Company's profit margins and its ability to develop and deliver its products on a timely and competitive basis.

POSSIBLE TECHNICAL OBSOLESCENCE
Methods for the detection of cancer are subject to rapid technological innovation and there can be no assurance that technical changes will not render the Company's proposed products obsolete. Although the Company believes that the CTLM(TM) can be upgraded to maintain its state-of-the-art character, the development of new technologies or refinements of existing ones might make the Company's existing system technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, the Company's CTLM(TM). There can be no assurance that the development of new types of diagnostic medical equipment or technology will not have a material adverse effect on the Company's business, financial condition, and results of operations. Commercial availability of such products could render the Company's products obsolete, which would have a material adverse effect on the Company's business, financial condition, cash flows, and results of operations. Although the Company is aware of no substantial technological changes pending, should such change occur, there can be no assurance that the Company will be able to acquire the new or improved systems which may be required to update the CTLM(TM). See "Business-Competition".

DELAYS IN GETTING PRODUCT TO MARKET
Originally, the Company anticipated that the CTLM(TM) would be ready for distribution in the summer of 1998, however during the course of clinical trials, the Company learned of certain problems with particular components of the CTLM(TM), which needed to be corrected. Solutions to these problems had to be found and adjustments had to be made to the CTLM(TM) to correct such problems. Specifically, the laser components were removed from the base of the scanning bed and installed with additional laser components on a dedicated breadboard laser table, which is enclosed and resembles a cabinet. The electronic components involved with image acquisition were also removed from the scanning bed and installed in a dedicated electronic cabinet with pull out drawers for easy serviceability. Pre-amplifiers were installed on the detector circuits and changes were made in the fiber optics.

The Company needs to obtain FDA marketing clearance for the CTLM(TM) device before it can be sold in the U.S. However, the device may be sold under special circumstances pursuant to an IDE. Under FDA guidelines, only product cost and clinical costs can be recovered. No profit is allowed in IDE sales. Sales of medical imaging devices can be made in those countries not requiring the CE mark. Sales can also be made under exemptions for clinical investigational testing.

The Company has deferred foreign distribution of the CTLM(TM) until such time as it has collected enough clinical data to compile an atlas of CTLM(TM) images to be used as clinical examples of normal and abnormal breast conditions. Although at present the Company has not applied to the FDA for export approval for foreign sales, the Company had anticipated that the first foreign distributions of the CTLM(TM) would occur in its fourth fiscal quarter beginning April 1999, however due to the problems discussed above and the delay in the Nassau County clinical investigation, which was to produce the CTLM(TM) images to be used in the atlas, the Company will not be able to give a revised anticipated distribution date until clinical data is obtained and reviewed from the Nassau County clinical investigation. The Nassau County delays are discussed in detail in "Business Regulatory and Clinical Status". Also see "Business-Government Regulation".

To receive FDA export approval the following information must be submitted to the FDA: (i) a complete description of the device intended for export; (ii) the status of the device in the U.S.; (iii) a letter from the appropriate foreign liaison (person with authority to sign a letter of acceptance for the foreign government stating that (a) the device is not in conflict with the laws for the country to which it is intended for export; (b) the foreign government has full knowledge of the status of the device in the U.S.; and (c) import is permitted or not objected to. In order to sell the CTLM(TM) in Asia the Company would have to comply with the above regulations. See "Business-Government Regulation" and "Business International Distributors".

RELIANCE ON INTERNATIONAL SALES
The Company intends to commence international sales of the CTLM(TM) in Europe and Asia, where permitted, prior to commencing commercial sales in the United States, where sales cannot occur unless and until the Company receives pre-market approval from the FDA. See "Business-Government Regulation". Thus, until the Company receives pre-market approval from the FDA to market the CTLM(TM) in the United States, as to which there can be no assurance, the Company revenues, if any, will be derived from sales to international distributors. A significant portion of the Company's revenues, therefore, may be subject to the risks associated with international sales, including economical and political instability, shipping delays, fluctuation of foreign currency exchange rates, foreign regulatory requirements and various trade restrictions, all of which could have a significant impact on the Company's ability to deliver products on a timely basis. Future imposition of, or significant increases in the level of customs duties, export quotas or other trade restrictions could have a material adverse effect on the Company's business, financial condition and results of operations. The regulation of medical devices, particularly in Europe, continues to develop and there can be no assurance that new laws or regulations will not have an adverse effect on the Company. See "Business-Sale and Marketing" and "Business-International Distributors".

In order to minimize the risk of doing business with distributors in countries which are having difficult financial times, the Company's International Distribution Agreements all require payment via an irrevocable letter of credit drawn on a United States bank prior to shipment of the CTLM(TM).

RISK OF PRODUCT LIABILITY
The Company's business exposes it to potential product liability risks, which are inherent in the testing, manufacturing, and marketing of cancer detection products. Significant litigation, not involving the Company, has occurred in the past based on the allegations of false negative diagnoses of cancer. While the CTLM(TM) device is being developed as an adjunct to other diagnostic techniques, there can be no assurance that the Company will not be subjected to future claims and potential liability. Although the FDA does not require product liability insurance with regard to clinical investigations, the Company obtained and presently carries product liability insurance in the amount of $3,000,000, at the request of Nassau County. While the Company plans to maintain insurance against product and professional liability and defense costs, there can be no assurance that claims against the Company arising with respect to its products will be successfully defended or that the insurance to be carried by the Company will be sufficient to cover liabilities arising from such claims. A successful claim against the Company in excess of the Company's insurance coverage could have a material adverse effect on the Company. Furthermore, there can be no assurance that the Company will be able to continue to obtain or maintain product liability insurance on acceptable terms. See "Business-Product Liability".

LACK OF FEASIBILITY STUDY
The Company has not performed any market or feasibility study to assess the interest, demand, or need for the CTLM(TM). There can be no assurance that any such study would support Management's belief that sufficient demand will exist. See generally "Business" and "Business-Competition".

POTENTIAL FOR ENVIRONMENTAL LIABILITY
Although the Company's manufacturing processes do not currently involve the use of potentially hazardous materials, it may use such materials in the future. The Company may, in the future, become subject to stringent federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of such materials. There can be no assurance that the Company will not incur significant future costs to comply with environmental laws, rules, regulations and policies, or that the business, financial position, cash flows or results of operations of the Company will not be materially and adversely affected by current or future environmental laws, rules, regulations and policies or by any releases or discharges of hazardous materials.

LACK OF DIVIDENDS
The Company has not paid a dividend on its Common Stock and does not intend to pay dividends in the foreseeable future. See "Dividend Policy".

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

The information set forth below should be read in conjunction with the Company's Financial Statements and the Notes thereto, included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

Twelve Months Ended June 30, 1998 and June 30, 1997.
----------------------------------------------------

General and administrative expenses in the aggregate during the twelve months ended June 30, 1998, were $4,478,055 representing an increase of $1,474,313 from $3,003,742 during the twelve months ended June 30, 1997. General and administrative expenses in the aggregate are derived from deducting compensation and related benefits, research and development expenses, depreciation and amortization and adding interest income to the net loss as presented on the Statement of Operations. The increase is due primarily to substantial increases in amortization of deferred compensation expense. The increase in amortization of deferred compensation is a result of the issuance of stock options to the officers at a discount, which are amortized over the term of their employment contracts. Selling, general and administrative expenses during the twelve months ended June 30, 1998, were $396,752 representing a decrease of $132,001 from $528,753 during the twelve months ended June 30, 1997. The decrease is primarily due to one-time expenses regarding the move into the Company's new building in Plantation, Florida.

Compensation and related benefits during the twelve months ended June 30, 1998, were $1,987,104 representing a decrease of $1,477,020 from $3,464,124 during the twelve months ended June 30, 1997. The decrease in compensation and related benefits is due to the additional compensation recorded in 1997 on the compensatory stock options. The increase in compensation recorded in 1997 on the compensatory stock options is a result of the provisions of APB No. 25 whereby the Company records the discount from fair market value on the non-qualified stock options as a charge to deferred compensation at the date of grant and credits additional paid-in capital.

Research and development expenses during the twelve months ended June 30, 1998, were $254,722 representing a decrease of $810,456 from $1,065,178 during the twelve months ended June 30, 1997. This decrease is due primarily to finalizing certain components of the CTLM(TM) device.

Advertising and promotion expenses during the twelve months ended June 30, 1998, were $329,446 representing an increase of $162,926 during the twelve months ended June 30, 1997. The increase was due primarily to the costs associated with additional advertising in domestic and foreign medical imaging and medical device publications.

Consulting expenses during the twelve months ended June 30, 1998, were $1,220,676 representing an increase of $456,312 during the twelve months ended June 30, 1997. The increase was due primarily to the hiring of outside consultants needed for special non-recurring projects required prior to placing CTLM(TM) units into clinical trials.

Insurance costs during the twelve months ended June 30, 1998, were $162,549 representing an increase of $41,262 during the twelve months ended June 30, 1997. The increase was due primarily to additional premiums for Workers' Comp., Health Insurance, and Property and Casualty Insurance.

Professional expenses during the twelve months ended June 30, 1998, were $454,730 representing an increase of $276 during the twelve months ended June 30, 1997. The increase was due primarily to additional legal fees regarding the NASDAQ appeal and the legal action taken against a former employee. See "Business-Legal Proceedings".

Stockholder expenses during the twelve months ended June 30, 1998, were $75,608 representing an increase of $54,706 from during the twelve months ended June 30, 1997. The increase was due to the costs associated with preparing and mailing the Company's annual report and Proxy Statement.

Trade show expenses during the twelve months ended June 30, 1998, were $216,182 representing an increase of $61,400 from during the twelve months ended June 30, 1997. The increase is due to the costs of preparing for (including changes and modifications required to the Company's exhibit) and attending the 1997 Radiological Society of North America's 84th Scientific Assembly and Annual Meeting in Chicago, IL.

Travel and subsistence costs during the twelve months ended June 30, 1998, were $111,559 representing a decrease of $84,026 during the twelve months ended June 30, 1997. This decrease was primarily due to reduced travel and housing expenses for consultants.

Rent expense during the twelve months ended June 30, 1998, was $26,213 representing a decrease of $22,684 during the twelve months ended June 30, 1997. This decrease was primarily due to the purchase of equipment during the fiscal year that was previously leased and the relocation to a Company owned facility.

Interest expense during the twelve months ended June 30, 1998, were $55,543 representing an increase of $52,799 during the twelve months ended June 30, 1997. The increase was due to interest paid on short-term loans used for working capital for the Company.

Interest income during the twelve months ended June 30, 1998, was $22,137 representing a decrease of $94,835 during the twelve months ended June 30, 1997. This decrease was due to a decrease of funds invested by the Company.

Depreciation and amortization expenses during the twelve months ended June 30, 1998, were $283,966 representing an increase of $53,919 from $230,047 during the twelve month period ended June 30, 1997. This increase is due primarily to the purchase of additional laboratory equipment and manufacturing fixtures.

Dividends on cumulative Preferred Stock from discount at issuance during the twelve months ended June 30, 1998, were $1,741,015 representing an increase of $742,895 from $998,120 during the twelve-month period ended June 30, 1997. This increase is due primarily to the issuance of additional series of cumulative Preferred Stock with dividend provisions.

Dividends on cumulative Preferred Stock earned during the twelve months ended June 30, 1998, were $315,000 representing an increase of $130,325 from $184,675 during the twelve-month period ended June 30, 1997. This increase is due primarily to the additional accrued dividends on the series B cumulative Preferred Stock.

Comparative fiscal year June 30, 1997 numbers have been changed to reflect restatement as per Financial Statement, Notes to Financial Statements, (3) Restatements, Page F15.


BALANCE SHEET DATA

The Company has financed its operations since inception by the issuance of equity securities with aggregate net proceeds of approximately $17,746,206 and through loan transactions in the aggregate amount of $520,407. During Fiscal 1998, the Company received net proceeds of approximately $1,879,500 from the private placement of its Series C Convertible Preferred Stock and Warrants, approximately $495,000 from the private placement of its Series D Convertible Preferred Stock and Warrants, approximately $495,000 from the private placement of its Series E Convertible Preferred Stock and Warrants, approximately $700,000 from the private placement of its Series F Convertible Preferred Stock, all pursuant to Regulation S of the Securities Act of 1933, as amended, and approximately $990,000 from the private placement of its Series H Convertible Preferred Stock and Warrants pursuant to Regulation D and Section 4(2) of the Securities Act of 1933, as amended.

The Company's combined cash and cash equivalents totaled $310,116 at June 30, 1998, representing a decrease of $73,107 from $383,223 at June 30, 1997. The decrease in cash and cash equivalents is due to continuing operations.

The Company does not expect to generate a positive internal cash flow for at least the next several years due to the expected increase in spending for research and development and the expected costs of commercializing its initial product, the CTLM(TM) device.

The Company's prototype equipment totaled $-0- at June 30, 1998 and $1,216,585 at June 30, 1996. All direct costs associated with the prototype equipment have been capitalized. The Company has reclassified the prototype equipment into inventory as the development of the Computed Tomography Laser Mammography (CTLM(TM) device has been, for the most part, completed and the manufacture of five (5) devices to be placed into clinical sites has commenced.

The Company's property and equipment, net, totaled $2,920,980 at June 30, 1998 and $3,293,297 at June 30, 1997. This decrease is due to depreciation and retirement of certain equipment.

LIQUIDITY AND CAPITAL RESOURCES

The Company is currently a development stage company and its continued existence is dependent upon the Company's ability to resolve its liquidity problems, principally by obtaining additional debt and/or equity financing. The Company has yet to generate an internal cash flow, and until the sales of its product begins, the Company is totally dependent upon debt and equity funding. In the event that the Company is unable to obtain debt or equity financing or is unable to obtain such financing on terms and conditions acceptable to the Company, the Company may have to cease or severely curtail its operations. This would materially impact the Company's ability to continue as a going concern.

The Company has financed its operating and research and development activities through several Regulation S and Regulation D private placement transactions. Net cash used for operating and research and development expenses during fiscal 1998 was $3,540,001 primarily due to the Company's continued research and development of the CTLM(TM) and preparations for FDA Clinical Trials including the manufacture of five (5) CTLM(TM) Breast Imaging Systems and the hiring of six additional employees, compared to net cash used by operating activities of research and development of the CTLM(TM) device and related software development of $4,532,866 in fiscal 1997. At June 30, 1998, the Company had a working capital of $(257,166) compared to a working capital of $(294,433) at June 30, 1997. The Company estimates that of the Company's estimated $8.8 million annual fixed commitment, $2.3 million will be required to complete FDA clinical trials through PMA submission and to prepare for the manufacture of the CTLM(TM) device.

Although no assurances can be made, the Company anticipates that it will need approximately $9 million, in addition to its $8.8 million annual fixed commitment, over the next two year period to complete all necessary stages in order to enable it to market the CTLM(TM) in the United States and foreign countries. Substantially all of the $9 million will be used to purchase inventory, sub-contracted components, tooling, manufacturing templates and non-recurring engineering costs associated with preparation for full capacity manufacturing and assembly.

On May 27, 1998, the Company entered into an irrevocable commitment with a consortium of prominent banking institutions to invest up to $15 million in the Company over the next three years. A formal Equity Line of Credit Agreement was to be drafted, reviewed, and executed at a later date. On May 28, 1998, the Company issued a press release announcing the $15 million commitment. In this press release the Company also stated that this financing would eliminate the Company's financial concerns and allow the Company to focus strictly on bringing the world's first laser based mammography system to market. The foregoing statements, which were made in the May 28th announcement, are no longer accurate because the Company was unable to draw on the equity credit line. Due to the unavailability of the principals of the investors, the workload of the investors' attorney and the Company's filing of the Registration Statement, the formal Equity Line of Credit Agreement was delayed. During this time the price of the Company's stock begin to decline, which made the utilization of the Equity Line less appealing to the Company. Moreover, due to the stock price decline, the Company had to increase its number of authorized shares in order to have shares available for the conversion of the Series B and other preferred shares. The increase in shares required an information statement filing with the Securities and Exchange Commission. Since the Company already had a commitment for the equity line of credit and could not utilize the equity line due to the stock price decline and the need for additional shares, the Equity Agreement was not finalized until November 20, 1998. Although the equity line of credit is in place, the Company is unable to utilize it at the present time due to; (i) the price of the Company's Common Stock is now trading below the $.50 required closing price; (ii) the Company and the investors will have to amend the agreement to provide for a draw down and issuance of the Common Stock pursuant to Regulation D and then registration of the shares; or (iii) the Company will have to file a shelf registration, if the such registration is available to the Company at the time that it intends to use the equity line of credit. "Sale of Unregistered Securities-Financing/Equity Line of Credit.

During fiscal 1998, the Company was able to raise a total of $5,399,599 less expenses through Regulation S and Regulation D transactions. The Company will continue to seek equity or debt financing in order to meet its working capital needs. The Company does not expect to generate a positive internal cash flow for at least the next twelve-months due to the expected increase in spending for research and development and the expected costs of commercializing it initial product, the CTLM(TM). The Company will require additional funds for its research and development, clinical testing, operating expenses, Food and Drug Administration regulatory processes, and manufacturing and marketing programs. Accordingly, the Company will be required to raise additional funds prior to the end of calendar year 1998 in order to continue operations. The Company plans to raise additional funds by either equity or debt financing, including entering into a transaction(s) to privately place equity, either common or Preferred Stock, or debt securities, or combinations of both; or by placing equity into the public market through an underwritten secondary offering or obtaining mortgage financing on it real property and improvements. If additional funds are raised by issuing equity securities, dilution to existing stockholders will result, and future investors may be granted rights superior to those of existing stockholders.

No assurances, however, can be given that future financing would be available or if available, that it could be obtained at terms satisfactory to the Company. The Company's ability to effectuate its plan of and continue operations is dependent on its ability to raise capital, structure a profitable business, and generate revenues. If the Company's working capital were insufficient to fund its operations, it would have to explore additional sources of financing. Although the Company has a firm commitment for a $15 million Equity line of Credit, it must first register the shares to be issued pursuant to the credit line. At present, the Company has no plans to register such shares, but may do so in the future. See "Sale of Unregistered Stock-Financing/Equity Line of Credit".

Capital expenditures for the fiscal 1998 were approximately $115,738 as compared to approximately $2,815,923 for fiscal 1997. These expenditures were a direct result of purchases of computer and other equipment, office, warehouse and manufacturing fixtures, trade show equipment, computer software, laboratory equipment, and other fixed assets. The Company anticipates that its capital expenditures for fiscal 1999 will be approximately $100,000.

During the six months ending December 31, 1998 there were no changes in the Company's existing debt agreements and the Company had no outstanding bank loans as of December 31, 1998. The Company's annual fixed commitments, including salaries and fees for current employees and consultants, rent, payments under license agreements and other contractual commitments are approximately $8,000,000 as of the date of this Prospectus and are likely to increase as additional agreements are entered into and additional personnel are retained. The Company will require substantial additional funds for its research and development programs, pre-clinical and clinical investigational studies, operating expenses, regulatory processes, and manufacturing and marketing programs, which are presently estimated at approximately $500,000. The foregoing projections are subject to many conditions most of which are beyond the Company's control. The Company's future capital requirements will depend on many factors, including the following: the progress of its research and development projects; the progress of pre-clinical and clinical testing; the time and cost involved in obtaining regulatory approvals; obtaining regulatory approvals; the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; competing technological and market developments; changes and developments in the Company's existing collaborative, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that the Company may establish; and the development of commercialization activities and arrangements. The Company does not expect to generate a positive internal cash flow for at least several years due to expected increases in capital expenditures, working capital and ongoing losses, including the expected cost of commercializing the CTLM(TM) device. The Company has sufficient cash to fund the Company's operations until the end of the fiscal year ending June 30, 1999. Thereafter the Company may require additional funding through the private debt or equity financing, or collaborative licensing or other arrangements with strategic partners. There can be no assurance that such financing can be obtained or, if it is obtained, that the terms thereof will be acceptable. The Company plans to continue its policy of investing excess funds, if any, in a daily cash management account at First Union National Bank.

The Company entered into an agreement with The Hawke Group to provide financial public relations from October 15, 1997 to April 15, 1998. As part of their financial public relations engagement, The Hawke Group requested pro-forma projections for their Stock Highlights page. The Company furnished estimated revenues and pre-tax income in October 1997. The projections were based on statistics published in Diagnostic Imaging, an imaging trade journal, and the Company's estimate of the number of CTLM(TM) Systems that could be sold. In October 1997, the Company believed it could capture 30 units representing $7.5 million of the worldwide mammography market of $400 million in the first year. The domestic market represented a mammography market of $150 million. In the second and third year, the Company estimated that it could sell 75 and 186 foreign units and 135 and 300 domestic units, respectively. The Company believed it could achieve these projections because of the delivery of the laser components from Spectra-Physics in October 1997, which would enable it to resume clinical investigational trials and build a clinical atlas of case studies. The Company's Pacific Rim distributor representing thirteen Asian countries had stated that they were willing to purchase ten CTLM(TM) Systems immediately once the Company could provide a CD-ROM of clinical cases. The Company also had specific indications of interest for an additional twenty CTLM(TM) Systems which could be sold in the Pacific Rim using clinical data collected from the first ten sites and added to the CD-ROM of clinical cases. FDA marketing clearance is not required for Pacific Rim countries. Concurrent with the foreign sales, the Company believed it would have at least three clinical investigational sites in the United States providing the data required for Pre-Market Approval (PMA) from the FDA. Over the next few years, industry predictions are that mammography sales will increase due to replacement of older systems. The third year after the introduction of a new medical imaging device usually creates a demand as imaging centers and hospitals feel that they will loose market share if they cannot provide the new technology to their patients. New technology generates new business as experienced with MRI. A forward-looking disclaimer was included directly below the projections.


In February 1999, the Company, in an interview with the Miami Herald affirmed the basic projections qualifying them by stating that the results were anticipated for the fiscal year ending June 30, 2000. Below is a comparison of the Hawke Projections and the February 1999 Projections.


HAWKE PROJECTIONS                                    FEBRUARY 1999 PROJECTIONS
--------------------------------------------------------------------------------

Fiscal Year 6-30-98                                  Fiscal Year 6-30-00
--------------------------------------------------------------------------------
30 foreign units at approximately $250,000           30 foreign units at
--------------------------------------------------------------------------------
                                                     approximately $250,000
--------------------------------------------------------------------------------
per unit                                             per unit
--------------------------------------------------------------------------------
no domestic                                          no domestic
--------------------------------------------------------------------------------
estimated revenue $7.5mm                             estimated revenue $7.5mm
--------------------------------------------------------------------------------
pre-tax income ($4mm)                                pre-tax income ($4mm)

Fiscal Year 6-30-99                                  Fiscal Year 6-30-01
--------------------------------------------------------------------------------
75 foreign units at                                  75 foreign units at
--------------------------------------------------------------------------------
approximately $250,000 per unit                      approximately $250,000
--------------------------------------------------------------------------------
                                                     per unit
--------------------------------------------------------------------------------
135 domestic units at approximately $350,000         135 domestic units at
--------------------------------------------------------------------------------
                                                     approximately
--------------------------------------------------------------------------------
per unit                                             $350,000 per unit
--------------------------------------------------------------------------------
estimated revenue $65.9mm                            estimated revenue $65.9mm
--------------------------------------------------------------------------------
pre-tax income $32mm                                 pre-tax income $32mm

Fiscal Year 6-30-00                                  Fiscal Year 6-30-02
--------------------------------------------------------------------------------
186 foreign units at approximately $250,000          186 foreign units at
--------------------------------------------------------------------------------
                                                     approximately $250,000
--------------------------------------------------------------------------------
per unit                                             $350,000 per unit
--------------------------------------------------------------------------------
300 domestic units at approximately $350,000         300 domestic units at
--------------------------------------------------------------------------------
per unit                                             approximately
--------------------------------------------------------------------------------
per unit                                             $350,000 per unit
--------------------------------------------------------------------------------
estimated revenue $151.5mm                           estimated revenue $151.5mm
--------------------------------------------------------------------------------
pre-tax income $85.9mm                               pre-tax income $85.9mm.
--------------------------------------------------------------------------------

Due to the delay in the commencement of the Nassau County clinical investigational trials, the Company is unable to determine when it anticipates FDA marketing approval clearance or will be able to begin foreign distribution, since the Company has deferred foreign distribution of the CTLM(TM) until such time as it has collected enough clinical data to compile an atlas of CTLM(TM) images. The delay in the commencement of the Nassau County investigational trials has made the February 1999 revenue projections unattainable and the Company is presently unable to determine when it will begin to generate revenue. See "Risk Factors", "Management Discussion and Analysis of Financial Condition and Results of Operations", "Business-Regulatory and Clinical Status-United States/FDA" and "Business Government Regulations"

ISSUANCE OF STOCK FOR SERVICES/DILUTIVE IMPACT TO SHAREHOLDERS

The Company has and may continue to issue stock for services performed and to be performed by consultants. Since the Company has generated no revenues to date, its ability to obtain and retain consultants may be dependent on its ability to issue stock for services. Since July 1, 1996 to the filing date of this Prospectus, the Company has issued an aggregate of 1,806,500 shares of Common Stock pursuant to Registration Statements on Form S-8. The aggregate fair market value of the shares was $2,327,151. The issuance of large amounts of Common Stock for services rendered or to be rendered and the subsequent sale of such shares may depress the price of the Common Stock. In addition, since each new issuance of Common Stock dilutes existing shareholders, the issuance of substantial additional shares may effectuate a change of control of the Company. See "Issuance of Stock for Services" and "Note 16 to Financial Statements".


                                    BUSINESS

OVERVIEW

Imaging Diagnostic Systems, Inc. (the "Company") is a medical technology company that has developed and is testing a Computed Tomography Laser Mammography ("CTLM(TM)") device for detecting breast cancer through the skin in a non-invasive procedure. The CTLM(TM) employs a high-speed pico-second pulsed titanium sapphire laser and proprietary scanning geometry and reconstruction algorithms to detect and analyze tissue in the breast for indicia of malignancy or benignancy. The components of the laser system are purchased from two unaffiliated parties and assembled and installed into the CTLM(TM) by the Company.

The Company is developing a clinical atlas of the optical properties of benign and malignant tissues with respect to absorption and scattering parameters as laser light pulses pass through the tissue. The CTLM(TM) device is designed to provide the physician with objective data for interpretation and further clinical work-up. Accordingly, the Company believes that the CTLM(TM) will improve early diagnosis, reduce diagnostic uncertainty, and decrease the number of biopsies performed on benign lesions.

HISTORY

During the first year of operations, the Company researched the interaction between high speed, rapid pulsed (Ti-Sapphire) laser technology and various detection technologies associated with standard computed tomographic ("CT") schemes. This research was based upon a prototype that was developed by Richard Grable, the Company's Chief Executive Officer, prior to his association with the Company. During June of 1995, Mr. Grable filed a patent for his prototype, which was able to create images of a breast. The Company refined various software and hardware configurations and components of the device based on these first images and filed a total of twelve ancillary United States patents since 1996. The Company intends to file an additional patent application within the next six months.

In November 1995, the Company began discussions with Strax Breast Diagnostic Institute ("Strax") to conduct clinical trials at their facility. The original CTLM(TM) prototype used an Argon pump laser, which required a 6- ton water chiller. The landlord of the Strax office building was unwilling to allow the Company to install this chiller on the roof because of its weight and its potential to leak water. In December 1995, the Company learned of a new type of pump laser using diodes being developed by Spectra Physics Lasers. This new laser was powered by a standard 110 volt outlet and only required a small portable chiller to cool the crystal. Rather than continuing to develop the CTLM(TM) with a laser that required massive cooling, the Company decided to wait for delivery of the first Solid State Diode Pump laser package from Spectra-Physics. The lasers were delivered on January 24, 1996. Because it was the first of its kind, many modifications had to be made by Spectra-Physics field engineers to the lasers before it would operate to specification. The Company immediately began re-engineering the CTLM(TM) to integrate this new laser into its system.

After extensive testing of the laser system, the Company proceeded to design and build two pre-production CTLM(TM) scanners, one of which would be installed at Strax. In addition to the change in lasers, modifications were made in both the detection scheme and software.

On December 12, 1995, the Company had a preliminary meeting with the Food and Drug Administration to discuss generally the approach the Company would take to obtain marketing clearance for its CTLM(TM) device. The Company was advised that it would need to submit and have approved a pre-market approval application ("PMA") in order to obtain marketing clearance for the device. Furthermore, the Company was advised that it would also need to submit an investigational device exemption ("IDE") application to the FDA in order to commence human clinical trials of the device.

The Company submitted its IDE application on January 8, 1996, and it was approved February 9, 1996. During calendar year 1996, among other matters, the Company further refined the detection scheme and laser power configuration in order to obtain substantially better image quality. In order to incorporate the changes, the Company was required to submit to the FDA an amendment to its IDE application. During the month of November 1996, the Company installed its device at the Strax Breast Diagnostic Center. Pursuant to the IDE, as amended, the Company was authorized to scan 50 patients at the Strax Breast Diagnostic Center in Lauderhill, Florida, and 20 additional patients at its in-house facility. The CTLM(TM) device was installed at Strax and three patients were scanned. After scanning the three patients at Strax, the Company learned of a different type of laser, which could be used in conjunction with the new Solid State Diode Pump laser package from Spectra-Physics. The Company believed that this additional laser component would greatly increase the performance and image quality of the CTLM(TM) device. The Company halted the clinical investigational trials at Strax in December 1996 and planned to resume the study after the second system modification. Strax, a not-for-profit corporation, requested a donation of $5,000, to be used to purchase needed medical equipment for the institute, which the Company paid on December 31, 1996. Because of the extensive re-engineering and design and the delay in receiving the new laser components to be integrated into the system, the Company was unable to complete and test the new system in a timely manner. In fact, the first of these new components was not received until October 1997. Strax was unwilling to wait until the engineering modifications were completed unless it received compensation for the CTLM(TM) device remaining on its premises. In light of the fact that the owners of Strax were in the process of selling the center and one of the proposed purchasers was a potential competitor, the Company declined to pay any additional compensation. In November 1997, Strax requested that the CTLM(TM) be removed from its premises. The CTLM(TM) was removed from Strax in November 1997. On May 20, 1998, the Company's termination of the IDE protocol and its final report was accepted by the FDA.

In February 1996, the Company entered into a letter of intent with an independent distributor to place a CTLM(TM) device at the Moscow Research Institute for Diagnostics. The letter of intent is still in place however, due to the further advances in laser technology the purchase of the new laser system, the modification and redesign of the CTLM(TM) hardware and software, the actual placement has been delayed.

In February 1997, the Company announced that the Institutional Review Board of Columbia JFK Medical Center located in Atlantis, Florida, approved its request to participate in the first phase of the clinical trials. , The Company's liaison person and proposed principal investigator was Dr. Donna M. Gallagher. After Dr. Gallagher relocated, the Company did not pursue further involvement at the hospital.

The Company was granted, in June 1998, its second investigational device exemption ("IDE") to conduct clinical trials. An IDE allows a company to conduct human clinical trials without filing an application for marketing clearance. The Company was authorized to scan 20 patients at the Company's in-house facilities in Plantation, Florida and upon FDA approval, at three additional clinical sites. On September 1 and September 10, 1998, the Company formally submitted the first and second series of the 20 patient in-vivo (human) images and corresponding interpretation data to the FDA.

The FDA responded to the submission on October 1998, asking that the Company limit future submissions to significant findings, milestones, annual reports, or changes that may effect the safety of the CTLM(TM). In all the Company scanned 20 women at its in-house facility. These scans produced no significant findings, milestones or changes that would effect the safety of the CTLM(TM) so there were no additional submissions except for the request to expand the study to Nassau County Medical Center.

The Company requested that it be permitted to expand the scope of the study to include a medical facility where access to women with breast cancer was more practical. Nassau County Medical Center was chosen because of the unusually high incidence of breast cancer in the population they serve. It is reported that 1 woman in 7 will experience breast cancer if they live in this geographic area. The significant number of breast surgeries performed each week at Nassau County was expected to provide a relatively constant supply of histologically confirmed cases.

The FDA approved expanding the IDE clinical testing to Nassau County. Because of the limited experience acquired from the 20-patient in-house study, the Company elected to establish the Nassau County clinical site and begin testing before expanding the next series of clinical tests to additional locations.

On January 14, 1999, the Company received notice that the IDE application to extend the in-vivo study to Nassau County Medical Center was conditionally approved. The Company immediately supplied the additional documentation required by the FDA, and the conditions were complied with. This IDE application is limited to one institution (Nassau County Medical Center) and 275 subjects. The Company had originally intended to have the CTLM(TM) positioned at Nassau County Medical Center no later than mid February 1999, however due to renovations at Nassau County Medical Center, the delivery of the CTLM(TM) was postponed until the renovations were complete. On March 3, 1999 the CTLM(TM) system was shipped to Nassau County Medical Center. Due to unforeseen problems at the Nassau County Facility which are discussed in detail in "Business-Clinical and Regulatory Status, no patients have been scanned to date. On June 21`, 1999, the Company received written representation from Nassau County that the Company could begin the clinical investigational trials pursuant to the original IDE and the payment of reasonable and customary charges for a three-month study. On June 23, 1999, the Company's laser calibration team will go to Nassau County to prepare the CTLM(TM) for clinical investigational trials.

The testing is designed to develop diagnostic criteria for CTLM(TM) images. The Company has entered into discussions with four hospitals, which are located in Chicago, Boston, and New York for potential clinical test sites. Although no firm commitments have been obtained from these hospitals, the Company believes that it will be able to expand the clinical testing to these areas. The Company has received an oral approval of the protocol and site plan from one of the proposed clinical sites. Although no assurances can be given, the Company anticipates that it will have a formal letter of commitment from this hospital by the end of June 1999. The remaining three proposed sites have indicated an interest in participating in the Company's clinical trials, however the Company does not anticipate a formal response for 30 to 40 days. In order to expand its clinical trials to other sites, the expanded IDE application, which includes Nassau County, would have to be amended by supplying the required documentation i.e. the protocol, signed investigator agreement, IRB approvals, and the informed consent form. Once a commitment has been obtained and the IDE approved by the FDA, these sites will become operational once the 275 subject clinical investigational trial is underway. See "Risk Factors-Government Regulation". See "Business-Regulatory and Clinical Status-United States/FDA" and Business Government Regulations"

On June 12, 1997, the Company was advised by patent counsel that Mr. Grable's patent, filed June 5, 1995, "Diagnostic Tomographic Laser Imaging Apparatus" was granted with 4 independent and 24 subordinate claims. The independent claims serve to provide an overall outline of the disclosure of the invention. The subordinate claims provide additional information to identify pertinent details of the invention as they relate to the respective specific independent claim.

In May 1998, the Company, realizing that it had no formal written agreement in place with Mr. Grable, immediately began negotiating with Mr. Grable for the exclusive use of the patent. In June 1998, a written agreement was entered into. See "Risk Factors-Dependence on Patent Licensed by Founder; Dependence on Patents and other Proprietary Information", "Business-Patent" and
"Business-Patent License Agreement".

BREAST CANCER

Breast cancer is one of the most common cancers among women and, notwithstanding the currently available detection modalities, is the leading cause of death among women aged 35 to 45. According to the American Cancer Society ("ACS"), approximately one in eight women in the United States will develop breast cancer during her lifetime. Nationwide, it is estimated that in 1998, approximately 178,700 new cases of invasive breast cancer will be diagnosed among women in the United States, and an estimated 43,500 women will die from this disease. Excluding skin cancers, the breast is the most frequent site of cancer among American women accounting for 32% of incident cancers and 17% of cancer deaths. It is the second leading cause of death for American women following lung cancer and is the leading cause of cancer death among women aged 40 to 55. The annual cost of breast cancer management in the United States alone is approximately $25 billion.

There is widespread agreement that screening for breast cancer, when combined with appropriate follow-up, will reduce mortality from the disease. According to the National Cancer Institute (NCI), the five-year survival rate decreases from 98% to 72% after the cancer has spread to the lymph nodes, and to 18% after it has spread to other organs such as the lung, liver or brain. Extensive documentation demonstrates that mammography does not detect, on an average, 15%-20% of breast cancers detected by physical exam alone.

Breast cancer screening is generally recommended as a routine part of preventive healthcare for women over the age of 20 (approximately 90 million in the United States). For these women, ACS has published guidelines for breast cancer screening including: (i) monthly breast self-examinations for all women over the age of 20; (ii) a baseline mammogram for women by the age of 40; (iii) a mammogram every one to two years for women between the ages of 40 and 49; (iv) an annual mammogram for women age 50 or older. As a result of family medical histories and other factors, certain women are at "high risk" of developing breast cancer during their lifetimes. For these women, physicians often recommend close monitoring, particularly if an abnormality posing increased risk factors has been detected.

Each year, approximately eight million women in the United States require diagnostic testing for breast cancer due to a physical symptom, such as a palpable lesion, pain or nipple discharge, discovered through self or physical examination (approximately seven million) or a non-palpable lesion detected by screening x-ray mammography (approximately one million). Once a physician has identified a suspicious lesion in a woman's breast, the physician may recommend further diagnostic procedures, including diagnostic mammography and ultrasound, a minimally invasive procedure such as fine needle aspiration or large core needle biopsy. In each case, the potential benefits of additional diagnostic testing must be balanced against the costs, risks and discomfort to the patient associated with undergoing the additional procedures. Each of the currently available non-surgical modalities for breast cancer detection has various clinical limitations. While the minimally invasive procedures provide more diagnostic information, there is still present a 4% miss-rate factor.

Due in part to the limitations of the currently available modalities to identify malignant lesions, a large number of patients with suspicious lesions proceed to surgical biopsy, an invasive and expensive procedure. Approximately 800,000 surgical biopsies are performed each year in the United States, of which approximately 700,000 result in the surgical removal of benign breast tissue. The average cost of a surgical biopsy ranges from approximately $1,000 to $5,000 per procedure. Thus biopsies of benign breast tissue cost the U.S. health care system approximately $2.45 billion annually. In addition, biopsies result in pain, scarring, and anxiety to patients. Patients who are referred to biopsy usually are required to schedule the procedure in advance and generally must wait up to 48 hours for their biopsy results.

SCREENING AND DIAGNOSTIC MODALITIES

Physical Examination
--------------------

Physical examinations may be conducted by a physician or clinician as part of a medical examination, or by a woman performing a breast self-examination; however, a physical examination of the breast can only detect relatively large lesions, which may be advanced cancers. Furthermore, physical examination of the breast does not reliably distinguish between malignant and benign tissue. More than half the women who menstruate will have a lump in a breast at some point, but fewer than 10% of such lumps will be malignant.

Mammography
-----------

Mammography is a non-invasive x-ray modality commonly used for both routine breast cancer screening and as a diagnostic tool. A mammogram produces an image of the internal structure of the breast that is intended to display lesions as white spots against the black and/or white background of normal tissue. In a screening mammogram, radiologists seek to detect suspicious lesions, while in a diagnostic mammogram radiologist seek to characterize suspicious lesions. Mammograms require subjective interpretation by a radiologist and are often uncomfortable for the patient. Because x-ray mammography exposes the patient to radiation, ACS recommends that mammograms be limited to once per year. In addition, x-ray mammography is considered to be less effective for women under the age of 50 who generally have radiographically dense breast tissue. The average cost of a diagnostic mammogram is approximately $55 to $200 per procedure (an average of $113) and requires the use of capital equipment ranging in cost from approximately $75,00 to $225,000. It is expected that the CTLM(TM) device will cost approximately $300,000 and the cost of a bilateral exam will be $125 to $150. Due the high capital costs associated with mammography equipment and the specialized training necessary to operate the equipment and to interpret radiographic images, mammography is usually available only at specialty clinics or hospitals.

Ultrasound
----------

Ultrasound uses high frequency sound waves to create an image of soft tissues in the body in a non-invasive manner. Like mammography, this image requires interpretation by a physician. Ultrasound's principal role in breast cancer diagnosis has been to assist the physician in determining whether a palpable lesion is likely to be a cyst (usually benign) or a solid mass (potentially cancerous). The average cost for an ultrasound of the breast is approximately $125 to $500 per procedure (an average of $235) and requires the use of capital equipment ranging in cost from approximately $60,000 to $200,000. Again, it is expected that the CTLM(TM) device will cost approximately $350,000 and the cost of an exam will be $125 to $150. Like mammography, ultrasound is generally performed at specialty clinics or hospitals.

Biopsy
------

Other currently available minimally invasive diagnostic techniques include fine needle aspirations or core needle biopsy employing either the stereotactic or hand held method. In each of these procedures a physician seeks to obtain either cellular or tissue samples of suspicious lesions for cytodiagnosis or histodiagnosis. Inadequate sampling can render these tests invalid. These procedures are invasive, require follow-up, and range in cost from approximately $370 to $1,000 per procedure.

THE COMPANY

The Company has a limited history of operations. Since its inception in December 1993, the Company has engaged principally in the development of the CTLM(TM). The Company currently has no source of operating revenue and has incurred net operating losses since its inception. At March 31, 1999, the Company had an accumulated deficit of $31,904,458, after discounts and dividends on Preferred Stock. Such losses have resulted principally from costs associated with the Company's operations. The Company expects operating losses will increase for at least the next several years as total costs and expenses continue to increase due principally to the anticipated commercialization of the CTLM(TM), development of, and clinical trials for, the CTLM(TM) and other research and development activities. The Company's ability to achieve profitability will depend in part on its ability to obtain regulatory approvals for its proposed products and develop the capacity to manufacture and market any approved products either by itself or in collaboration with others. There can be no assurance if and when the Company will receive regulatory approvals for the development and commercial manufacturing and marketing of its proposed products, or achieve profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".


CTLM(TM)
--------

Since its inception in December 1993, the Company has been engaged in the research, development and testing of its CTLM(TM) device. The CTLM(TM) is a system for detecting breast cancer through the skin in a non-invasive procedure that does not require compression or x-ray. The CTLM(TM) employs a high-speed pico-second pulsed titanium sapphire laser and proprietary scanning geometry and reconstruction algorithms that create contiguous cross sectional slice images of the breast which are used in the detection and analysis of changes in the breast for indicia of malignancy or benignancy. The components of the laser system are purchased from two unaffiliated parties and assembled and installed into the CTLM(TM) by the Company.

The Company is developing a clinical atlas of the optical properties of benign and malignant tissues with respect to absorption and scattering parameters of light as it passes through the tissue. The CTLM(TM) is designed to provide the physician with objective data for interpretation and further clinical work-up. Accordingly, the Company believes that the CTLM(TM) will improve early diagnosis, reduce diagnostic uncertainty, and decrease the number of biopsies performed on benign lesions. Further, the CTLM(TM) does not expose the patient to ionizing radiation or painful compression, which the Company believes are contributing factors to a portion of the patient population not obtaining a conventional mammogram.

A breast exam utilizing the CTLM(TM) is non-invasive and can be performed by a medical technician in less than 15 minutes. A patient lies face down on the scanning table with a breast hanging pendulously in the scanning chamber. Once the entire breast is scanned the other breast is placed in the chamber for scanning. A bilateral breast scan (both breasts) takes approximately 15 minutes. Each scan takes approximately 6-8 minutes. The CTLM(TM) has been designed in such a way as to provide the physician and patient with quick access to information concerning the probability that an identified lesion is malignant or benign. The procedure is designed to provide the physician and patient with an objective, on-site, immediate diagnostic decisions, including whether or not to proceed to surgical biopsy. Further, the CTLM(TM) is designed to archive and compare scans and provide the patient with a computer disc (CD) with images produced from the date of her scan.

Comparison to Existing Diagnostic Modalities
--------------------------------------------

The CTLM(TM) differs from currently available breast imaging modalities employed for the detection of breast cancer in that the CTLM(TM) will generate more precise information for the clinician or doctor. The CTLM(TM) is designed to generate, depending on the size of the breast, approximately 20 cross-sectional images of a breast. A conventional screening mammography exam generates two images of the breast. Cross-sectional imaging will allow a doctor or clinician to isolate the location of the abnormality within the breast. By doing so, there is greater resolution of the area where the specific abnormality resides.

Clinical efficacy of conventional mammography diminishes proportionately with the abundance of fibroglandular breast tissue. Based upon this fact, limited interpretability of a mammogram increases the risk that a lesion may be overlooked, and diagnosis and treatment may be delayed; thus threatening the patient's survival probability. Forceful compression of breast tissue in order to aid in the distinction between so-called normal and abnormal breast tissue is fairly effective, but is uncomfortable, and often painful. This discomfort level poses an obstacle for many women in deciding to have their first mammogram or deciding whether to ever return for an annual screening mammogram.

Scanning of the breast with the CTLM(TM) utilizes no compression of tissue. The laser and detector array orbits 360 degrees around the breast, gathering data that is used to reconstruct multiple cross-sectional images of the breast's internal structures. The Company believes that such images will provide the physician with increased accuracy in lesion location, as well as determination of the extent and involvement of breast disease. The CTLM(TM) will also be able to produce a near three-dimensional view.

Breast augmentation through the use of either silicone or saline implants renders another difficult situation when employing conventional mammography for imaging. Although radiographic and positioning techniques have vastly improved the ability to compress and image more breast tissue than ever before, there still remains a certain amount of breast tissue unable to be imaged due to its placement around the implant. This is not the case with CTLM(TM) scans. Due to the free suspension of the breast in the CTLM(TM) scanning chamber, and the ability of the CTLM(TM) to image the breast from the chest wall to the nipple, data can be collected from around the entire breast. The scanning capacity of the CTLM(TM) laser light transmission through the breast is not impeded by silicone or saline implants.

The Company believes that the shortcomings of current breast cancer management, which include discomfort and exposure to radiation, represent a significant market opportunity for an objective technology that does not have these shortcomings. The use of the CTLM(TM) device to detect breast cancer is believed to be especially promising for women between the ages of 20 to 50 (over 50 million women in the United States) for whom x-ray mammography has lower efficacy. These women often present diffuse palpable benign breast conditions, which can mask malignancies or pre-malignant conditions.

FLUORESCENCE IMAGING
--------------------
The Company is investigating the use of fluorescent and PDT compounds in conjunction with the CTLM(TM) for detection of breast abnormalities. Certain molecules exhibit the phenomenon of emitting light after being illuminated by light of the appropriate wavelength, i.e., from a laser. This characteristic is referred to as fluorescence. The compounds that produce fluorescence are commonly referred to as fluorescent dyes or simply "dyes". A number of pharmaceutical companies are developing fluorescent dyes that selectively attach to specific types of cells, one of which is PDT compounds, a cancer-seeking drug activated by light. When cells with the dye attached are illuminated with light of the proper wavelength, the dye will fluoresce at a unique wavelength. If the dye has been designed to attach to cancer cells, the fluorescence will be produced at the location where the cancer cells are situated.

The Company has signed non-disclosure/confidentiality agreements with two of these companies in order to share technology for the use of the CTLM(TM) with fluorescence and PDT's. The Company has demonstrated that the CTLM(TM) has the ability to both excite fluorescent dyes and to detect the fluorescent light produced by the dye. These experiments were conducted by placing fluorescent dyes inside a breast equivalent phantom and producing an image of the fluorescence using data acquired by the CTLM(TM). The CTLM(TM) was adjusted to produce laser light of the required wavelength and had optical filters installed to allow the detectors to sense only the fluorescent light. The ability to excite the dye, detect the location of the fluorescence within the simulated breast, and create an image of the result has not, to the best knowledge of the Company, been accomplished before. The Company has received notice of allowance on its' patent application on a fluorescence imaging scanner and expects this patent to issue in August or September 1999.

The use of dyes, sometimes referred to as contrast agents or simply "contrast", for radiographic imaging is a common medical practice. The use of contrast agents for breast imaging is not currently a common medical practice. The use of radioactive compounds to identify beast cancer locations has recently been approved by the FDA. The use of fluorescent dyes that are not radioactive compounds, for breast imaging, the Company believes, has significant but presently undemonstrated role in breast cancer detection. The Company intends to work with contrast agent manufactures to explore and possibly develop this emerging technique. The use of florescent dyes, that are not radioactive, for breast imaging must first be approved by the FDA before it can be used commercially. Such approval could take several years, if at all.

GOVERNMENT REGULATION

United States Regulation
------------------------

The United States Food and Drug Administration (the "FDA") has regulatory authority over the testing, manufacturing, and sale of the CTLM(TM) device in the United States. Because the CTLM(TM) is a medical device, it is subject to the relevant provisions of the Federal Food, Drug and Cosmetic Act (FD&C Act") and implementing its regulations. Pursuant to the FD&C Act, the Food and Drug Administration ("FDA") regulates, among other things, the manufacture, labeling, distribution, and promotion of the CTLM(TM) in the United States. The FD&C Act requires that a medical device must (unless exempted by regulation) be cleared or approved by the FDA before being commercially distributed in the United States. The FD&C Act also requires that manufacturers of medical devices, among other things, comply with the labeling requirements and to manufacture devices in accordance with Good Manufacturing Practices ("GMPs"), which require that companies manufacture their products and maintain related documentation in a conformed manner with respect to manufacturing, testing, and quality control activities. The FDA inspects medical device manufacturers and distributors, and has broad authority to order recalls of medical devices, to seize non-complying medical devices, to enjoin and/or impose civil penalties, and to criminally prosecute violators.

Pursuant to the FD&C Act, the FDA classifies medical devices intended for human use into three classes: Class I, Class II, and Class III. In general, Class I devices are products for which the FDA can determine that the safety and effectiveness of which can be reasonably assured by general controls under the FD&C Act relating to such matters as adulteration, misbranding, registration, notification, records and reports, and GMPs. Class II devices are products for which the FDA determines that these general controls are insufficient to provide reasonable assurance of safety and effectiveness, and that require special controls such as the promulgation of performance standards, post-market surveillance, patient registries, or such other actions as the FDA deems necessary. Class III devices are devices for which the FDA has insufficient information to conclude that either general controls or special controls would be sufficient to assure safety and effectiveness, and which are life-supporting, life-sustaining, of substantial importance in preventing impairment of human health (e.g., a diagnostic device to detect a life-threatening illness), or present a potential unreasonable risk of illness or injury. Devices in Class III, such as the Company's CTLM,(TM) require pre-market approval, as described below.

The FD&C Act further provides that, unless exempted by regulation, medical devices may not be commercially distributed in the United States unless they have been approved or cleared by the FDA. There are two review procedures by which medical devices can receive such approval or clearance. Some devices may qualify for clearance under a Section 510(k) procedure, which is not applicable to the CTLM(TM) since it is a Class III device. Since the CTLM(TM) does not qualify for the 510(k) procedure, it must apply to the FDA for pre-marketing approval ("PMA") before marketing can begin. PMA applications must demonstrate, among other matters, that the medical device is safe and effective. A PMA application is typically a complex submission, usually including the results of clinical studies, and preparing an application is a detailed and time consuming process.

Upon receipt of the PMA application, the FDA makes a threshold determination whether the application is sufficiently complete to permit a substantive review. If the FDA determines that the PMA is sufficiently complete to permit a substantive review, the FDA will file the application. Once a PMA application has been filed, the FDA has by regulation 180 days to review it; however the review time may be extended significantly by the FDA asking for more information or clarification of information already provided in the submission. During the review period, an advisory committee may also evaluate the application and provide recommendations to the FDA as to whether the device should be approved. In addition, the FDA will inspect the manufacturing facility to ensure compliance with the FDA's GMP requirements prior to approval of a PMA. While the FDA has responded to PMA applications within the allotted time period, PMA reviews generally take approximately 12 to 18 months or more from the date of filing to approval. The PMA process is a lengthy and expensive one, and there can be no assurance that a PMA application will be reviewed within 180 days or that a PMA application will be approved by the FDA. A number of devices for which PMA approval has been sought by other companies have never been approved for marketing. The Company intends to file for expedited review of its PMA application. See "Regulatory and Clinical Status, United States/FDA". The inability of the Company to obtain FDA approval would have a material adverse effect on the Company's business and financial condition and could result in postponement of the commercialization of the CTLM.(TM) See "Business- Regulatory and Clinical Status".

Any products manufactured or distributed by the Company pursuant to a PMA are or will be subject to pervasive and continuing regulation by the FDA. The FDA Act also requires that the Company's products be manufactured in registered establishment and in accordance with GMP regulations. Labeling, advertising and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The export of medical devices is also subject to regulation in certain instances. In addition, the marketing and use of the Company's products may be regulated by various state agencies.

All lasers manufactured for the Company are subject to the Radiation Control for Health and Safety Act administered by the Center for Devices and Radiological Health of the FDA. The law requires laser manufacturers to file new product and annual reports and to maintain quality control, product testing and sales records, to comply with labeling and certification requirements. Various warning labels must be affixed to the laser, depending on the class for the product under the performance standard.

The Company and the manufacturers of the Company's products may be inspected on a routine basis by both the FDA and the individual states for compliance with current GMP regulations and other requirements.

In addition to the foregoing, the Company is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection and fire hazard control. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations and that such compliance will not have a material adverse effect upon the Company's ability to conduct business. See "Risk Factors - Extensive Government Regulation, No Assurance of Regulatory Approvals".

Foreign Regulation
------------------

Sales of medical devices outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain approval for sale in foreign countries may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. The laws of certain European and Asian countries may permit the Company to begin marketing the CTLM(TM) device in Europe and Asia before marketing would be permitted in the United States. In order to sell its products within the European Economic Area ("EEA"), companies are required to achieve compliance with requirements of the Medical Devices Directive ("MDD") and affix a "CE" marking on their products to attest such compliance. In Europe, the Company will be required to obtain the certifications necessary to enable the CE mark to be affixed to the Company's products in order to conduct sales in member countries of the European Union. The Company is in preliminary preparations regarding CE certification. Component parts that have been finalized are being tested in the Company's laboratory. Some of the components are being changed in order to improve performance, which has delayed the submission of the CTLM(TM) for the CE certification. The Company has chosen DGM of Denmark as its notifying body. A notifying body ("NB") is a regulatory body from the private sector, who is responsible for the review and approval of the documentation submitted by the Company in order to enable the CE mark to be affixed to products. See "Risk Factors - Extensive Government Regulation, No Assurance of Regulatory Approvals". The process to obtain a CE mark is lengthy and time consuming. Following are the listed standards and steps that must be complied with in order to obtain a CE Mark in order to distribute the CTLM(TM) device in the European Economic Area (EEA). The listed standards are for the EEA market only and additional document/standards exists for other markets. These standards may have direct or indirect reference to additional standards and additional standards may apply:

         Safety (Electrical/Mechanical) The safety of operators, patients, and maintenance persons is of great concern. The medical industry has developed standards (as listed below) to maintain a high level of safety for the protection from electrical and mechanical hazards. The industry has also specified laser safety requirements for products that incorporate laser-emitting devices. The standards listed below are very similar to the guidelines utilized in the USA. for the same purpose.

                  EN 60 601-1: Medical electrical equipment. Part 1: General requirements for safety.

                  EN 60 601-1-1: Medical electrical equipment. Part 1: General requirements for safety 1. Collateral standard: Safety requirements for medical electrical systems.

                  EN 60 601-2-22: Medical electrical equipment. Part 2:
                  Particular requirements for the safety of diagnostic and therapeutic laser equipment.

                  IEC 825-1: Safety of laser products. Part 1: Equipment classification, requirements, and user's guide.

                  EN 60 950: Safety of Information Technology Equipment Including Business Equipment.


         Safety (EMC) An aspect of medical product safety that the medical industry has also determined to be a safety factor is the electromagnetic compatibility (EMC) of a product. EMC is basically the ability of a product to exist in the presence of other products without the functionality of either device being effected. The standard listed is currently some of the most stringent requirements for products in this area.

                  EN 60 601-1-2: Medical electrical equipment. Part 1: General requirements for safety 2. Collateral standard:
                  Electromagnetic compatibility - requirements and tests.

         Programmable Electrical Systems (Software) The medical industry has recently determined that the software that runs the safety features of medical devices is as much a function of the safety features as the hardware. For this reason, standards have been created to allow evaluation of such software. As the CTLM(TM) does utilize software in some aspects of such safety devices, evaluation in accordance with the most recent software standards is required. These requirements are ones similar to the requirements adopted by the FDA for the same purpose.

                  EN 60 601-1-4: Medical electrical equipment. Part 1: General requirements for safety 4. C collateral standard: Programmable electrical medical systems.

         Quality Assurance Systems In efforts to assure quality processes, the Company is utilizing the most recent quality control standards in the development of our quality assurance program. The standards listed are particular to the medical industry.

                  EN 29001 : Quality Systems - Model for Quality Assurance in design/development, production, installation, and servicing.

                  EN 46001 : Specification for Application of EN 29001 to the manufacture of medical devices.

         Clinical Evaluations As clinical evaluations are required for the CTLM(TM) and almost every country has a different way for the evaluations to be performed and documented, the Company is required to perform our evaluations in accordance with the most recent requirements. These documents state these requirements.

                  EN 540: Clinical investigation of medical devices for human subjects.

                  Medical Devices Directive (93/42/EEC) Annex X: Clinical evaluations.

         Risk Assessment Most safety requirements (especially requirements for software) are driven from possible safety hazards. These hazards are uncovered by a proper risk assessment as outlined in this standard.

                  prEN 1441:  Medical devices - risk analysis.


         Additional Markings/Symbols/Terminology/Documentation These standards list additional aspects of the CTLM(TM) that require additional information not covered by the requirements listed above.

                  prEN 980: Terminology, symbols, and information provided with medical devices. Graphical symbols for use in the labeling of medical devices.

                  prEN 1041: Terminology, symbols, and information provided with medical devices. Information supplied by the manufacturer with medical devices.

                  Medical Devices Directive (93/42/EEC) Annex X: Clinical evaluations.

In addition, unapproved products subject to the PMA requirements must receive prior FDA export approval in order to be exported outside of the United States unless they are approved for the use by any member country of the European Union or certain other countries; including Australia, Canada, Israel, Japan, New Zealand, Switzerland and South Africa, in which case they can be exported to any country provided that certain notification requirements are met. There can be no assurance that the Company meet the FDA's export requirements or receive FDA export approval when such approval is necessary, or that countries to which the devices are to be exported will approve the devices for import. Failure of the Company to meet the FDA's export requirements or obtain FDA export approval when required to do so, or obtain approval for import, could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

REGULATORY AND CLINICAL STATUS

United States/FDA
-----------------

On March 19, 1998, the Company submitted the final Report for the Company's IDE. Also on March 19, 1998 the Company met with representatives of the FDA. The purpose of the meeting was to describe several options to the Company's IDE and to get the FDA's perspective on these approaches. It was decided that the Company will conduct clinical trials under the IDE with 20 patient studies performed in-house and monitored by an Institutional Review Board ("IRB") established by the Company. The information obtained from the study will be submitted to the FDA to enable the Company to commence the clinical studies at three unaffiliated clinical sites.

In April 1998, the Company appointed seven physicians and one physicist who are specialists in the following fields: Gynecology/Obstetrics and Mammography (4), breast surgery (1), Neurology (1), Radiology (1), and optics and laser engineering (1), to serve on the IRB. The IRB was appointed to review, to approve the initiation of, and to conduct periodic review of the Company's research involving human subjects. The primary purpose of the IRB is to assure, both in advance and by periodic review, that appropriate steps are taken to protect the rights and welfare of humans participating as subjects of the research. To accomplish this purpose, IRB's use a group process to review research protocols and related materials (e.g., informed consent documents and investigator brochures) to ensure that:

      (i) Risks to subjects are minimized by using procedures that are consistent with sound research design and that do not unnecessarily expose subjects to risk, and whenever appropriate, by using procedures already being performed on the subjects for diagnostic or treatment purposes.

      (ii) Risks to subjects are reasonable in relation to anticipated benefits (if any) to subjects, and the importance of the knowledge that may be expected to result.

      (iii) Selection of subjects is equitable.

      (iv) Informed consent will be sought from each prospective subject or the subject's legally authorized representative and will be documented in accordance with, and to the extent required, by the FDA's informed consent regulation.

      (v) Where appropriate, the research plan makes adequate provision for monitoring the data collected to ensure the safety of subjects.

      (vi) There are adequate provisions to protect the privacy of subjects and to maintain the confidentiality of data.

      (vii) Appropriate additional safeguards have been included in the study to protect the rights and welfare of subjects who are members of a vulnerable group.

The IRB is not responsible for nor does it participate in obtaining data, the interpretation of data or clinical results, or the approval of the CTLM(TM). The IRB does not receive any compensation for its services; however, if pursuant to FDA requirements, one of the members should supervise the actual scanning of women, they are paid a supervisory clinical honorarium of $250 per day. The optics and laser engineer IRB member also serves and has served for the past three years, as a consultant to the Company on an "as needed" basis. He receives a consulting fee from the Company of $700 per month. The Neurology IRB member is married to one of the Company's engineers. Pursuant to FDA regulations, these types of relationships between an IRB member and the Company and an IRB member and a Company employee are not prohibited.

On May 15, 1998, the Company submitted a supplemental safety report to the FDA, which encompasses all of the modifications and upgrades since the initial safety report was filed.

In order to collect the clinical data for the PMA, the Company was granted, in June 1998, its second investigational device exemption ("IDE") to conduct clinical trials. An IDE allows a company to conduct human clinical trials without filing an application for marketing clearance. The Company was authorized to scan 20 patients at its in-house facilities in Plantation, Florida. On September 1 and September 10, 1998, the Company formally submitted the first and second series of the 20 patient in-vivo (human) images and corresponding interpretation data to the FDA.

The FDA responded to the submission on October 1998 asking that the Company limit future submissions to significant findings, milestones, annual reports, or changes that may effect the safety of the CTLM(TM). In all the Company scanned 20 women at its in-house facility. These scans produced no significant findings, milestones or changes that would effect the safety of the CTLM(TM) so there were no additional submissions except for the request to expand the study to the Nassau County Medical Center.

The Company requested that it be permitted to expand the scope of the study to include a medical facility where access to women with breast cancer is more practical. Nassau County Medical Center was chosen because of the unusually high incidence of breast cancer in the population they serve. It is reported that 1 woman in 7 will experience breast cancer if they live in this geographic area. The significant number of breast surgeries performed each week at Nassau County was expected to provide a relatively constant supply of histologically confirmed cases.

On January 14, 1999, the Company received notice that the IDE application to extend the in-vivo study to Nassau County Medical Center was conditionally approved. The Company received final approval to conduct the investigational study on February 26, 1999. This IDE application is limited to one institution (Nassau County Medical Center) and 275 subjects. The Company selected the number 275 based on the distribution of the types of breast conditions outlined in the IDE protocol. Pursuant to the Company's original discussions with the FDA, approximately 400 cases will be in the PMA application when it is submitted. Because of the limited experience acquired from the 20-patient in-house study, the Company elected to establish one clinical site, Nassau County, and begin testing before expanding the next series of clinical tests to additional locations.

The Company had originally intended to have the CTLM(TM) positioned at Nassau County Medical Center not later than mid February, however due to renovations at Nassau County Medical Center, the CTLM(TM) was shipped on March 3, 1999 and was installed, calibrated, and ready to scan on April 19, 1999. The installation at Nassau County Medical Center took considerably longer, but has been hampered by several administrative problems within the hospital caused by outside interference. Unknown to the Company, a prisoner at the Nassau County jail was beaten and died on January 13, 1999. One of the Nassau County physicians, who is one of the principal investigators chosen by Nassau County for the CTLM(TM) clinical trials, was the surgeon in charge and, along with two residents, subpoenaed to testify before a federal grand jury looking into the death of the Nassau jail inmate that was ruled a homicide by the Nassau County Medical Examiner.

The investigation into the inmate's death was ongoing when another unforeseen event occurred, a demeaning Miami Herald newspaper article appeared on February 22, 1999. The Company has outside counsel reviewing the article with respect to the intention of the authors, the accuracy of the information, defamation, and libel. Nassau County administrators received a copy of the article through an unknown source within days of when the article appeared. Nassau County then began to receive harassing and defamatory phone calls with regard to the Company and the clinical trials. The tone of the article coupled with phone calls caused a serious concern among the Board of Governors (the "Board") of Nassau County. With one scandal already unfolding, the Board wanted to be sure that there would be no problems with the CTLM(TM) clinical trials.

On March 3, 1999, Nassau County halted the installation of the CTLM(TM)until the hospital could decide whether or not it wanted to proceed with the clinical trials. After a meeting with the Chief Executive Officer, Medical Director and several of the Board members of Nassau County on March 22, 1999 to discuss the issues, on March 26, 1999, Nassau County provided the Company with the following conditions under which the installation could continue:

          (i) Nassau County would have a laser expert review the use of the laser for breast imaging; (ii) the Company would reimburse Nassau County for costs associated with the project; (iii) the Head of Radiology would receive print-outs of the results immediately after each CTLM(TM)scan, and (iv) no publicity.

On March 29, 1999, a letter was sent to Nassau County requesting confirmation of the four conditions. A written reply has not been received. On March 30, 1999, a letter was written by the Nassau County Medical Director granting the Company access to the examination room to complete the installation and commence the study. On March 30, 1999, the Company's personnel arrived to continue the installation. During the installation, it was learned that the heat load produced by the CTLM(TM) device had not been considered by the Nassau County facilities personnel. The room temperature rose above an acceptable operating temperature for the lasers. Calibration of the CTLM(TM) could not be performed until the temperature problem was resolved. On April 14, 1999, Nassau County provided a portable air conditioning unit for the room. On April 15, 1999, the Company's personnel completed the calibration of the CTLM.

On April 19, 1999, the Company's applications specialist arrived to work out the day-to-day working relationships between her and the Nassau County staff. During these discussions it was learned that Nassau County was trying to change the protocol of the IDE even though it had already been reviewed and approved by both the Nassau County IRB and the FDA. The Board of Nassau County had arbitrarily decided not to allow Company personnel access to the mammography films and, where available, the ultrasound and/or magnetic resonance imaging
(MRI) images until after all 275 patient scans were completed.

On April 19 and 20, 1999, letters was written to the Medical Director of Nassau County and the two principal investigators, respectively, to discuss the new requirements. Nassau County did not respond to either letter.

On May 5, 1999, Nassau County orally provided the Company with the following conditions in order to begin the clinical studies:

          1. No patient information, i.e., mammography, ultrasound, and/or ultrasound films or reports would be released to the Company until all 275 patients have been scanned,

          2. Nassau County medical staff would select, without the Company's involvement and knowledge of the patient's condition, all patients that are examined, and

          3. the Company was asked to pay 6-months of testing expenses in advance.

The conditions imposed by Nassau County essentially: (i) prevented the Company from performing any comparisons until all 275 volunteers have been scanned with the CTLM(TM); (ii) posed a risk that the patients selected by Nassau County may not be appropriate due to Nassau County's limited knowledge of the CTLM(TM), and
(iii) require payment in advance for 6 months of testing expenses for a three month study. Conditions (i) and (ii) were in direct contradiction to the previously accepted IDE protocol and oral agreements with Nassau County, and were caused, the Company believes, as a direct result of the Miami Herald article and tortuous acts by certain individuals.

The Company has no objection to paying reasonable and customary testing expenses actually incurred by Nassau County, however, the Company believed that the "blind study" proposed by Nassau County would defeat the purpose of the clinical investigational trials since the IDE clinical trials were designed to be a learning process, i.e. a series of studies, one building on the other. Each study builds the knowledge base on which to better interpret the next study. A "blind study" is used to determine the effectiveness of a device after the interpretation criteria has been established. A "blind study" without established interpretative criteria serves no clinical purpose. In addition, the Company believes that the review of all 275 cases at once time instead of on a daily or weekly basis would (i) multiply the complexity of the task; (ii) add at least 90 days to the IDE before the Company could develop interpretive criteria; and (iii) prevent the Company from making adjustments to the software or hardware of the CTLM(TM) that would improve the quality of the study.

On June 21, 1999, the Company received written representation from Nassau County that the Company could begin the clinical investigational trials pursuant to the original IDE and the payment of reasonable and customary charges for a three-month study. On June 23, 1999, the Company's laser calibration team will go to Nassau County to reactivate the CTLM(TM) for clinical investigational trials.

At present, the Company has also entered into discussions with four hospitals, which are located in Chicago, Boston, and New York for potential clinical test sites. The Company has received an oral approval of the protocol and site plan from one of the proposed clinical sites. Although no assurances can be given, the Company anticipates that it will have a formal letter of commitment from this hospital by the end of June 1999. The remaining three proposed sites have indicated an interest in participating in the Company's clinical trials, however the Company does not anticipate a formal response for 30 to 40 days. Although no firm commitments have been obtained from these hospitals, the Company believes that it will be able to expand the clinical testing to these areas. In order to expand its clinical trials to other sites, the IDE application for Nassau County will have to be amended by supplying the required documentation i.e. the protocol, signed investigator agreement, IRB approvals and the informed consent form. Once a formal commitment has been obtained and the IDE approved by the FDA, these sites will become operational. See "Risk Factors-Government Regulation". See "Business-Regulatory and Clinical Status-United States/FDA" and "Business Government Regulations".

The Company intends to perform studies at four hospitals each of, which will follow the same IDE protocol as for 275 volunteers to acquire effectiveness data on 1,100 women. Of these, 400 will be selected for actual submission. The reason for the plan to scan 1,100 women instead of only 400 is that volunteers in these kinds of programs for various reasons may withdraw from the study, not have a histological confirmation of their respective condition, for example a woman dies before her surgery, or other reason. Additionally, the Company plans to develop an Atlas of Clinical Examples on CD-ROM for teaching purposes. With a large number of examples of each breast condition typically encountered, the Atlas is expected to be of greater value.

The IRB for the Nassau County Study is comprised of twenty-three members. The IRB was already formed and was not impaneled specifically for the CTLM(TM) investigational clinical trials. None of the members of the Nassau County IRB are affiliated with the Company or affiliated with any officer director or employee of the Company. The professional specialties and other information which regard to the IRB members of the Nassau County Study is set forth in the table below.


------------------------ ----------------------- -------------------------------
Highest Degree Earned    Professional Specialty  Affiliation With Nassau County
                         General - Specific
------------------------ ----------------------- -------------------------------
M.D.                     Neurology               Yes
------------------------ ----------------------- -------------------------------
M.D.                     Surgery                 Yes
------------------------ ----------------------- -------------------------------
M.D.                     Pediatrics              Yes
------------------------ ----------------------- -------------------------------
Reverend                 Other Fields, Religion  Yes
------------------------ ----------------------- -------------------------------
M.D.                     Obstetrics &            Yes
                         Gynecology
------------------------ ----------------------- -------------------------------
Ph.D.                    Psychiatry;             Yes
                         Behavioral Scientist
------------------------ ----------------------- -------------------------------
M.D.                     Pathology               Yes
------------------------ ----------------------- -------------------------------
M.D.,                    Medicine-               Yes
Ph.D.                    Allergy/Immunology
------------------------ ----------------------- -------------------------------
M.B.                     Administrator           No
------------------------ ----------------------- -------------------------------
J.D.                     Other Fields, Law       No
------------------------ ----------------------- -------------------------------
M.D.                     Psychiatry              Yes
------------------------ ----------------------- -------------------------------
M.D.                     Pediatrics              Yes
------------------------ ----------------------- -------------------------------
Ph.D.                    Obstetrics &            Yes
                         Gynecology
------------------------ ----------------------- -------------------------------
M.D.                     Psychiatry              Yes
------------------------ ----------------------- -------------------------------
Ph.D.                    Biostatistician         Yes
------------------------ ----------------------- -------------------------------
Ph.D.                    Anesthesiology          Yes
------------------------ ----------------------- -------------------------------
B.S.,                    Pharmacy                Yes
R.Ph.
------------------------ ----------------------- -------------------------------
Ph.D.                    Medicine -              Yes
                         Biochemistry
------------------------ ----------------------- -------------------------------
Ph.D.                    Pediatrics              Yes
                         -Microbiology
------------------------ ----------------------- -------------------------------
Ph.D.                    Administrative          Yes
------------------------ ----------------------- -------------------------------
M.D.                     Director for Academic   Yes
                         Affairs
------------------------ ----------------------- -------------------------------
Ph.D.                    Pathology               Yes
------------------------ ----------------------- -------------------------------
M.D.                     Academic Affairs        Yes
------------------------ ----------------------- -------------------------------

In order to sell the CTLM(TM) device commercially in the United States, the Company must obtain marketing clearance from the FDA. A PMA application must be supported by extensive data, including pre-clinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. Following receipt of a PMA application, if the FDA determines that the application is sufficiently complete to permit substantive review, the agency will "file" the application. Under the Food, Drug and Cosmetic Act, the FDA has 180 days to review a PMA application.

The FDA has adopted a policy of expedited review that is available to medical devices satisfying one or more of the following criteria:

          o The device addresses a condition, which is serious or life threatening or presents a risk of serious injury for which no alternative legally marketed diagnostic/therapeutic modality exists.
          o The device addresses a condition, which is life threatening or irreversibly debilitating, and provides for clinically important earlier diagnosis or significant advances in safety and/or effectiveness over existing alternatives.
          o The device represents a clear clinically meaningful advantage over existing technology, defined as having major (not incremental) increased effectiveness or reduced risk compared to existing technology.
          o The availability of the device is otherwise in the best interest of the public health.

Although the Company believes that it qualifies for expedited review, there can be no assurance that any such review will be granted of if granted that the PMA will be approved or that such approval will be received on a timely basis. See " Business-Government Regulation".

Foreign
-------

At present, the Company has not applied to the FDA for export approval for foreign sales. However, the Company has begun the process of evaluating the CTLM(TM) for application of regulatory approval marks and showing compliance with the Medical Device Directive ("MDD"), which are rules and regulations which must be complied with before placement of the CE Mark. Many steps need to be taken into consideration with the end goal of accessing the EEA market. The following is a brief explanation of the steps the Company has taken or is currently taking to achieve this goal.

Evaluating and Securing a Notified Body ("NB")
----------------------------------------------

The role of an NB is to assist manufacturers (domestic and international) in showing compliance with the governmental regulations that govern that specific category. Each country's government is able to designate a Competent Authority, which, among other things, is responsible for the evaluation of regulatory non-governmental agencies for designation as an NB.

An agency can be approved to be an NB for different categories (i.e. electrical products, machinery, medical, etc.). For instance, the NB that the Company will choose will be one that is approved to assist manufacturers in showing compliance with MDD. As MDD is very encompassing (product safety, quality assurance, EMC, software, etc.) some NBs are only approved to assist manufacturers in certain areas (i.e. quality assurance evaluations) and the manufacturer will need to look to another NB for assistance in the other areas.

The evaluation and acceptance of an appropriate NB is critical since changing an NB once chosen is a costly matter. Great care must be taken in finding an NB with a reputation for educated interpretation of requirements and excellent customer service. The Company has completed its evaluation and has chosen DGM of Denmark to be our Notified Body under the Medical Device Directives. This choice was made based on the quality reputation of DGM in the medical field and the fact that the member of DGM that is responsible for the product safety evaluations ("DEMKO") is a wholly owned subsidiary of Underwriters Laboratories, Inc. (UL). The Company plans to work with UL to obtain approvals for the U.S. market. DGM has provided the Company with information on the necessary steps in accessing the market of the EEA, however no contracts have been entered into at this time.

Product Safety Evaluation
-------------------------

The Company believes that one of the most important aspects of product safety is the design of the product. If safety standards are not considered through the design of the product, the product safety evaluation may require that the mechanical and electrical parts of the product be re-designed. The Company has made every effort to confirm throughout the CTLM(TM) design process that it is in compliance with all domestic and international safety standards. In this manner, the Company is very much involved in the product safety evaluation and, although the Company has not entered into contract with an NB for this purpose, it is in contact with several regulatory agencies on a regular basis for guidance. There are, however, some considerations that cannot be anticipated, such as electrical magnetic compatibility ("EMC"), which requires equipment that is not cost effective for the Company to purchase in order to evaluate. There is also the consideration of new requirements, or new interpretations of existing requirements, that may effect the CTLM(TM).

Quality Assurance
-----------------

The Company's current goal is to implement a full quality system at the Company's corporate offices. The Company's Quality Assurance Manager ("QAM") has begun the process of implementation in accordance with the required standards. After implementation of the quality system, auditors are required to review a history of the system in particular how it works and how the normal difficulties that occur in design and manufacturing were overcome. The Company's QAM and the NB will need to determine how much history is required for proper proof that the system is adequate.

Software Evaluation
-------------------

The preparations for software evaluation are headed by the Company's Software Manager. Because the standards in this area are relatively new to the industry, regulatory agencies will be very cautious in the evaluation. Through advice from the proposed NB, the Company has begun document preparation for evaluation submission. One of the larger steps in documentation preparation for this evaluation is the risk analysis for the device. Although there may be changes to the CTLM(TM) that may effect the report, the Company has completed a risk analysis for the CTLM(TM) and is ready to proceed with the remainder of the documentation.

Efficacy
--------

Almost any market will require the proof of the effectiveness of a medical device. This is done by clinical trials and is a process that is basically the same for the United States as for the EEA, however reporting methods may differ. As the Company continues with clinical trials in the U. S., these efforts will also benefit it in the EEA market.

SALES AND MARKETING

At present, the Company's President is also the Director of Sales. As Director of Sales, she is in charge of locating, obtaining and coordinating with strategic marketing and distribution companies who have established marketing capabilities, both domestic and international. The target domestic market includes most of the over 10,000 mammography centers across the United States, which exist in both large and small hospitals and private clinics. The international target market is large government and private hospitals.

Since the field of Medical Optical Imaging is relatively new to most radiologists and mammographers and to the extent that, and rate of which, the CTLM(TM) achieves market acceptance and penetration will depend on many variables. These include, but are not limited to, the establishment and demonstration in the medical community of the clinical safety, efficacy, and cost-effectiveness of the CTLM(TM), and the advantage of the CTLM(TM) device over existing technology and cancer detection methods. The Company has focused its efforts on establishing a presence at major Breast Imaging Conferences that are held each year. Failure of the Company's products to gain market acceptance would have a material adverse effect on the Company's business, financial condition, and results of operations. There can be no assurance that physicians or the medical community in general will accept and/or utilize the CTLM(TM).

In order to market any products it may develop, the Company will have to develop a marketing and sales force with technical expertise and distribution capability. There can be no assurance that the Company will be able to establish sales and distribution capabilities or that the Company will be successful in gaining market acceptance for any products it may develop.

Reliance on International Sales
-------------------------------

The laws of certain European and Asian countries may permit the Company to begin marketing the CTLM(TM) device in Europe and Asia before marketing would be permitted in the United States. See "Business-Government Regulation". The Company intends to commence international sales of the CTLM(TM) in Europe and Asia prior to commencing commercial sales in the United States, where sales cannot occur unless and until the Company receives pre-market approval from the FDA. Thus, until the Company receives pre-market approval from the FDA to market the CTLM(TM) in the United States, as to which there can be no assurance, the Company revenues, if any, will be derived from sales to international distributors. A significant portion of the Company's revenues, therefore, may be subject to the risks associated with international sales, including economical and political instability, shipping delays, fluctuation of foreign currency exchange rates, foreign regulatory requirements and various trade restrictions, all of which could have a significant impact on the Company's ability to deliver products on a timely basis. Future imposition of, or significant increases in the level of customs duties, export quotas or other trade restrictions could have a material adverse effect on the Company's business, financial condition and results of operations. The regulation of medical devices, particularly in Europe, continues to develop and there can be no assurance that new laws or regulations will not have an adverse effect on the Company.

To receive FDA export approval the following information must be submitted to the FDA: (i) a complete description of the device intended for export; (ii) the status of the device in the U.S.; (iii) a letter from the appropriate foreign liaison (person with authority to sign a letter of acceptance for the foreign government stating that (a) the device is not in conflict with the laws for the country to which it is intended for export; (b) the foreign government has full knowledge of the status of the device in the U.S.; and (c) import is permitted or not objected to. In order to sell the CTLM(TM) in Asia the Company would have to comply with the above regulations. See "Risk Factors-Government Regulation", "Business-Government Regulation" and "Business International Distributors".

INTERNATIONAL DISTRIBUTORS

In January 1998, the Company entered into an International Distribution Agreement with Emtron, a leading medical equipment distributor based in the Republic of Turkey. Emtron currently represents products for companies such as Summit Technology, Sunrise Medical Technology, Iris Medical Instruments, Telsar, and Medlab, among many others, in the Republic of Turkey. Emtron appears to have a strong presence in the industry, marketing to the 30 university hospitals, the Social Security System (which has over 100 hospitals) and larger private hospitals in Turkey.

Pursuant to the Agreement, Emtron will have exclusive rights to market the CTLM(TM) device in the Republic of Turkey for a term of 18 months with an option to renew for an additional one-year term. The Company believes that this alliance with Emtron will give the CTLM(TM) a tremendous exposure in the Republic of Turkey.

In April 1998, the Company entered into an exclusive International Distribution Agreement with Focus Surgical LTD., to distribute the CTLM(TM) device to hospitals and clinics throughout the United Kingdom and Ireland. The term of the Agreement is three years, with a minimum purchase requirement of 10, 12, and 15 CTLM(TM) devices in the first, second, and third year(s) of the Agreement, respectively. For the purpose of the Agreement, the first year is deemed to begin when the Company obtains PMA acceptance from the FDA. See "Risk Factors-Government Regulation, "Risk Factors-Reliance ON International Sales" AND Description of Business -Government Regulation. Focus Surgical currently distributes non-competitive laser products for companies such as Sunrise Medical Technologies and Baltec, among many others.

In December 1998, the Company entered into distribution agreements with Consultronix and Iberadac to distribute the CTLM(TM) throughout Poland and Portugal, and Spain, respectively. The Agreements are for a term of 3 years, with a renewal option by the Company for an additional one-year, provided that each distributor sells at least one CTLM(TM) per year.

Consultronix was established in 1987 and employs 22 persons and markets medical equipment throughout Poland in the field of Ophthalmology, Image Diagnostic and Urology. Iberadac distributes Radiology and Ultrasound equipment for Americare, Capintec, Acuson and Fisher Imaging throughout Portugal and Spain.

The Company has already secured exclusive distributors as follows:

                      INTERNATIONAL DISTRIBUTORS BY COUNTRY

                                                         Renewal Option
       Country              Term           Expiration    by the Company   Renewal Period
       -------              ----           ----------    --------------   --------------
     Australia             3 years          3/13/00            Yes           2 years
     Austria               3 years          3/11/00            Yes           2 years
     Belgium                1 year          2/9/2000           Yes            1 year
     Brunei                3 years          3/13/00            Yes           2 years
     China                 3 years          3/13/00            Yes           2 years


                                       44

                                                         Renewal Option
       Country              Term           Expiration    by the Company   Renewal Period
       -------              ----           ----------    --------------   --------------
     Ecuador               3 years          10/12/00           Yes           3 years
     France               29 months         12/31/98           Yes           2 years
     Germany               3 years          3/11/00            Yes           2 years
     Holland                1 year          2/9/2000           Yes            1 year
     Hong Kong             3 years          3/13/00            Yes           2 years
     India                 3 years          3/13/00            Yes           2 years
     Indonesia             3 years          3/13/00            Yes           2 years
     Ireland               3 years          3/29/01            Yes            1 year
     Israel                2 years          12/31/98           Yes           2 years
     Luxembourg             1 year          2/9/2000           Yes            1 year
     Macau                 3 years          3/13/00            Yes           2 years
     Malaysia              3 years          3/13/00            Yes           2 years
     New Zealand           3 years          3/13/00            Yes           2 years
     Philippines           3 years          3/13/00            Yes           2 years
     Poland                3 years          12/3/02            Yes            1 year
     Portugal              3 years          12/3/02            Yes            1 year
     Russia                3 years          3/11/00            Yes           2 years
     San Marino           29 months         11/30/98           Yes           2 years
     Singapore             3 years          3/13/00            Yes           2 years
     South Korea           2 years          2/10/99            Yes           2 years
     Spain                 3 years          12/3/02            Yes            1 year
     Switzerland           3 years          3/11/00            Yes           2 years
     Turkey               18 months         7/19/99            Yes           1 years
     United Kingdom        3 years          3/29/01            Yes            1 year
     Vatican City         29 months         11/30/98           Yes           2 years


To date, the Company has not marketed, or generated revenues from the commercialization of the CTLM(TM). Originally the Company anticipated that the CTLM(TM) would be ready for distribution in the summer of 1998, however during the course of clinical trials, certain problems became evident, solutions to these problems had to be found and adjustments had to be made to the CTLM(TM) to correct such problems. Due to the delays in the Nassau County clinical investigational trials, the Company is presently unable to project when the first distribution of the CTLM(TM) will occur.

THIRD-PARTY REIMBURSEMENT; HEALTH CARE REFORM.

In the United States, suppliers of health care products and services are greatly affected by Medicare, Medicaid, and other government insurance programs, as well as by private insurance reimbursement programs. Third-party payors (Medicare, Medicaid, private health insurance companies and other organizations) may affect the pricing or relative attractiveness of the Company's products by regulating the level of reimbursement provided by such payors to the physicians and clinics utilizing the CTLM(TM) or by refusing reimbursement. If examinations utilizing the Company's products were not reimbursed under these programs, the Company's ability to sell its products may be materially and/or adversely affected. There can be no assurance that third-party payors will provide reimbursement for use of the Company's products. Several states and the U.S. government are investigating a variety of alternatives to reform the health care delivery system and further reduce and control health care spending on health care items and services, limit coverage for new technology and limit or control the price health care providers and drug and device manufacturers may charge for their services and products, respectively. If adopted and implemented, such reforms could have material adverse effect on the Company's business, financial condition and results of operations. In international markets, reimbursement by private third-party medical insurance providers, including governmental insurers and independent providers, varies from country to country. In certain countries, the Company's ability to achieve significant market penetration may depend upon the availability of third-party governmental reimbursement. Revenues and profitability of medical device companies may be affected by the continuing efforts of governmental and third party payers to contain or reduce the cost of health care through various means. See "Risk Factors- Limitation on Third Party Reimbursement; Health Care Reform".

PRODUCT LIABILITY
The Company's business exposes it to potential product liability risks, which are inherent in the testing, manufacturing, and marketing of cancer detection products. Significant litigation, not involving the Company, has occurred in the past based on the allegations of false negative diagnoses of cancer. While the CTLM(TM) device is being developed as an adjunct to other diagnostic techniques, there can be no assurance that the Company will not be subjected to future claims and potential liability. Although the FDA does not require liability insurance and the Company did not acquire it for the Strax or in-house clinical investigational trials, at present, the Company carries $3,000,000 in product liability insurance at the request of Nassau County, and will continue to carry it for all clinical testing and subsequent distributors. See "Risk Factors-Risk of Product Liability".

COMPETITION
The medical device industry generally, and the cancer diagnostic imaging segments in particular, are characterized by rapidly evolving technology-and intense competition. Other companies in the medical device industry may be developing, or could in the future attempt to develop, additional products that are competitive with the CTLM(TM). The market in which the Company intends to participate is highly competitive. Many of the companies in the cancer diagnostic and screening markets have substantially greater technological, financial, research and development, regulatory, manufacturing, human and marketing resources, and experience than the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective or less costly than those developed or marketed by the Company or that would render the Company's technology and products obsolete or noncompetitive. Additionally, there can be no assurance that the Company will be able to compete against such competitors and potential competitors in terms of manufacturing, marketing, and sales.

To a great extent, the CTLM(TM) will be competing with established imaging equipment such as x-ray mammography equipment, ultrasound or high definition ultrasound systems, Magnetic Resonance Imaging ("MRI") systems, and thermography, diaphonography and transilluminational devices. Physicians presently using these customary types of imaging equipment may not use the Company's products. Although the Company believes that its products may offer certain technological advantages over its competitors' currently-marketed products, earlier entrants in the market for a diagnostic application often obtain and maintain significant market share relative to later entrants.

Currently, mammography is employed widely and the Company's ability to sell the CTLM(TM) device to medical facilities will, in part, be dependent on the Company's ability to demonstrate the clinical utility of the CTLM(TM) device as an adjunct to mammography and physical examination and its advantages over other available diagnostic tests. The competition for developing a commercial device utilizing computed tommography techniques and laser technology is difficult to ascertain given the proprietary nature of the technology. There are a significant number of academic institutions involved in various areas of research involving "optical medical imaging" which is a shorthand description of the technology the Company's CTLM(TM) device utilizes. A brief list of the most prestigious of these institutions includes the University of Pennsylvania, The City College of New York, and University College London. Two of these institutions have granted licenses on certain patented technologies to two companies: University of Pennsylvania - Non-Invasive Technologies; City College of New York - MediScience, Inc.

Methods for the detection of cancer are subject to rapid technological innovation and there can be no assurance that technical changes will not render the Company's CTLM(TM) obsolete. There can be no assurance that the development of new types of diagnostic medical equipment or technology will not have a material adverse effect on the Company's business, financial condition, and results of operations.

PATENTS
In December 1997, the patent for the CTLM(TM) was issued by the United States Department of Commerce Patent and Trademark Office under Patent Number 5692511 (the "Patent"). The Patent has a total of 4 independent claims and 24 subordinate claims. The independent claims serve to provide an overall outline of the disclosure of the invention. The subordinate claims provide additional information to identify pertinent details of the invention as they relate to the respective specific independent claim.

The Company owns the rights, to the Patent pursuant to an exclusive patent licensing agreement, for the use of the Patent for the CTLM(TM) technology. The life of a Patent is 17 years. The Patent is owned by Richard Grable, the Company's Chief Executive Officer. In addition, the Company has twelve additional United States patents pending with regard to Optical Tomography, as follows:

                              U.S. PATENTS PENDING

  PCT Appl.   For                                         Case #    Serial #     Filing Date    Patent #    Patent Date
     Yes      Diagnostic Tomographic Laser Imaging         6356    08/484,904      6/7/95       5,692,511     12/2/97
              Apparatus
              (Electronics & Imaging)
     Yes      Diagnostic Tomographic Laser Imaging       6356-US   08/952,821      7/31/98       Pending
              Apparatus
              (Patient Support Structor) in addition to
              above

  PCT Appl.   For                                         Case #    Serial #     Filing Date    Patent #    Patent Date
     Yes      Device for Determining the Contour of the   6558-1   08/965,148      11/6/97       Pending
              Surface
              of an Object Being Scanned

  PCT Appl.   For                                         Case #    Serial #     Filing Date    Patent #    Patent Date
     Yes      Device for Determining the Perimeter of     6559-1   08/965,149      11/6/97       Pending
              the
              Surface of an Object Being Scanned and for
              Limiting Reflection from the Object
              Surface

  PCT Appl.   For                                         Case #    Serial #     Filing Date    Patent #    Patent Date
     No       Data Acquisition Technique                   6570    60/032,592     11/29/96       Pending

  PCT Appl.   For                                         Case #    Serial #     Filing Date    Patent #    Patent Date
     No       Data Acquisition Technique Using Wall Eye    6571    60/032,593     11/29/96       Pending

  PCT Appl.   For                                         Case #    Serial #     Filing Date    Patent #    Patent Date
     No       Detector Array with Variable Amplifiers     6572-1   08/979,328     11/26/97       Pending
              for Use
              in a Laser Imaging Device

  PCT Appl.   For                                         Case #    Serial #     Filing Date    Patent #    Patent Date
     Yes      Detector Array for Use in a Laser Imaging   6573-1   08/963,760      11/4/97       Pending
              Apparatus
  PCT Appl.   For                                         Case #    Serial #     Filing Date    Patent #    Patent Date
     Yes      Method for Reconstructing the Image of an   6574-1   08/979,624     11/28/97       Pending
              Object
              Scanned with a Laser Imaging Apparatus

  PCT Appl.   For                                         Case #    Serial #     Filing Date    Patent #    Patent Date
     No       Fluorescent Imaging                          6585     60/036088      1/17/97       Pending


  PCT Appl.   For                                         Case #    Serial #     Filing Date    Patent #    Patent Date
     Yes      Laser Imaging Apparatus Using Biomedical     6647    09/008,477      1/16/98       Pending
              Markers That Bind to Cancer Cells

  PCT Appl.   For                                         Case #    Serial #     Filing Date    Patent #    Patent Date
     No       Phantom for Optical and Magnetic Resonance   6648    09/096,521      6/12/98       Pending
              Imaging Quality Control

  PCT Appl.   For                                         Case #    Serial #     Filing Date    Patent #    Patent Date
     Yes      Time-Resolved Breast Imaging Device          6707    09/199,440     11/25/98       Pending

PCT Appl. No  For                                         Case #    Serial #     Filing Date    Patent #    Patent Date
              Array Used as a Multiple-Detector            6825    60/118,745      2/5/99



Neither the Company nor Mr. Grable hold foreign patents, however the table below sets forth certain information with regard to the patents that have been applied for.

                       FOREIGN PATENT APPLICATIONS PENDING

AUSTRALIA

Inv. Date       Invoice#    Description             For                          Intl. Appl. #      Filing Date
12/29/97        C974248JD   National Phase in       Diagnostic Tomographic       PCT/US95/08225     7/10/95
                            Australia               Laser Imaging Apparatus
                             of PCT Appl.

CANADA
Inv. Date       Invoice #   Description             For                          Intl. Appl. #      Filing Date
2/4/98          C984481JPD  National Phase in       Diagnostic Tomographic       PCT/US95/08225     7/10/95
                            Canada                  Laser Imaging Apparatus
                            of PCT Appl.

China
Inv. Date       Invoice #   Description             For                          Intl. Appl. #      Filing Date
5/27/98         PM986040JD  Chinese Patent Appl.    Diagnostic Tomographic       PCT/US95/08225     7/10/95
                                                    Laser Imaging Apparatus
                            For Invention

European
Office
Inv. Date       Invoice #   Description             For                          Intl. Appl. #      Filing Date
1/28/98         C984270JD   National Stage in       Diagnostic Tomographic       PCT/US95/08225     7/10/95
                            Europe                  Laser Imaging Apparatus
                            of PCT Appl.

Japan
2/5/98          C984482JPD  Natl. Phase in Japan    Diagnostic Tomographic       PCT/US95/08225     7/10/95
                                                    Laser Imaging Apparatus
                                                    of PCT Appl.

MEXICO
Inv. Date       Invoice #   Description             For                          Intl. Appl. #      Filing Date
9/2/98          C987553JD   National Phase in       Diagnostic Tomographic       PCT/US95/08225     7/10/95
                            Mexico                  Laser Imaging Apparatus
                                                    of PCT Appl.

PCT Covers
European
Countries
Inv. Date       Invoice #   Description             For                          Intl. Appl. #      Filing Date
1/3/97          P970502JD   PCT Appl. For RJG       Diagnostic Tomographic       PCT/US95/08225     7/10/95
                                                    Imaging Apparatus
2/19/98         C984498JPD  PCT Intl. Appl of IDSI  Detector Array for Use in a  PCT/US97/20970     11/28/97
                                                    Laser Imaging Apparatus
2/19/98         C984497JPD  PCT Intl. Appl of IDSI  Method for Reconstructing    PCT/US97/23160     11/28/97
                                                    the Image of an Object
                                                    Scanned with a Laser
                                                    Imaging Apparatus


3/18/98         C985531JPD  PCT Intl. Appl. Of      Device for Determining the   PCT/US97/19615     11/7/97
                            Wake,                   Perimeter of the Surface
                            Grable & Rohler         of an Object Being Scanned
                                                    and for Limiting
                                                    Reflection from the Object
                                                    Surface
5/13/98         C986209JPD  PCT Intl. Appl of IDSI  Apparatus for Determining    PCT/US97/19614     11/7/97
                              the Perimeter of the
                                                    Surface of an Object Being
                                                    Scanned

1/20/99         C999316JD   PCT Intl. Appl of IDSI  Time-Resolved Breast         PCT/us98/24939     11/25/98
                                                    Device Imaging Device


The Company intends to file for patents on products, including the CTLM(TM), for which it feels the cost of obtaining a patent is economically reasonable in relation to the expected protection obtained. There can be no assurances that any patent that the Company applies for will be issued, or that any patents issued will protect the Company's technology. If the patents the Company license or obtains are infringed upon, or if the Company is required to defend any patent infringement cases brought against it, it will require substantial capital, the expenditure of which the Company might not be able to afford. See "Risk Factors-Patents"

PATENT LICENSING AGREEMENT

Background
----------
In December of 1993, Richard Grable, Linda Grable, and Allan L. Schwartz (the "Founders"), formed Imaging Diagnostic Systems, Inc., which at that time was a privately held Florida corporation (the "Private Company"). The sole purpose of the Private Company was to further develop Richard Grable's invention, a CT laser breast-imaging device (the "Mammoscan(TM)"). The Mammoscan(TM) had already been exhibited at the RSNA 89' session and held the promise of a new, emerging technology for the detection of breast abnormalities without compression or ionizing X-rays. This device used a laser diode for its energy source and a 386 processor that was extremely slow. Once the technology became available to speed up the processing, the Founders believed that this device would be a major breakthrough in the early detection of breast cancer.

It was unanimously decided that the Private Company should merge with a public shell and raise its initial seed funding through the sale of Common Stock pursuant to Regulation D, Rule 504. On April 14, 1994, the Company merged with Alkan Corp., a New Jersey public company. Alkan Corp.'s name was changed to Imaging Diagnostic Systems Inc. and the privately held Company was dissolved. Although the Company and Mr. Grable had an understanding that the Company would have the exclusive license for use of the Patent and Mr. Grable would be paid a royalty, the Patent was not actually issued until December 1997. The amount to be paid for the license and other terms and conditions of the license were never discussed and the exclusive license for the patent was never memorialized in written form. It was understood at the time of the merger that Mr. Grable would be compensated for his patent, when issued, and that he would receive a development royalty based on sales of the device. In February 1995, pursuant to an amendment to his July 5, 1994 employment agreement (the "Employment Agreement") he was granted a development royalty based on the net sales of the CTLM(TM). The Company still did not have a binding agreement with regard to its use of the Patent. When Mr. Grable filed the patent application in June of 1995, the Board instructed the Company's General Counsel to draft an Exclusive Patent License Agreement. The Company's prior General Counsel was involved with funding agreements, Federal filings, employment contracts and other legal issues which are inherent to a development stage Company and never prepared the Patent License Agreement and the Company did not realize that a formal agreement had not been executed.

Negotiations
------------

In September 1997, the Company hired new general counsel. In her review of the records of the Company she discovered that no agreement for the use of the Patent had been executed and apprised the Board of Directors of this fact that the Company had no binding agreement for the use of the Patent. Since it was always the intent of Mr. Grable to grant the Company an exclusive license to the Patent, a licensing agreement was negotiated. The Company's General counsel represented the Company and Mr. Grable retained separate counsel for himself. Mr. Schwartz negotiated the terms of the Patent License Agreement on behalf of the Company. The Company did not seek the services of a financial advisor to issue a fairness opinion with regard to the Patent License.

Even though Mr. Schwartz and Mr. Grable are both founders of the Company, the Company believes that the parties negotiating the transaction were independent of each other and on equal footing. Mr. Schwartz had full knowledge of the patent, had physically seen the original prototype, Mammoscan, operate in May of 1990 and recognized the CTLM's(TM) potential to generate revenues for the Company upon receiving FDA marketing clearance.

Moreover, the Company believes that the terms of the Patent License Agreement are fair to the Company and comparable to terms that would have been required by an unaffiliated third party holding the Patent, given the same circumstances and conditions that existed at the time the Patent License was negotiated. The Company's belief is based on the following facts and circumstances; (i) an oral understanding with Mr. Grable already existed from the inception of the Company regarding the Patent License; (ii) a Royalty Agreement was already included in Mr. Grable's Employment Agreement; (iii) the negotiations were conducted to agree on the number of shares to be issued as consideration for the Patent License, to modify the terms of the royalty, and memorialize the agreed upon terms in a written contract; (iv) the Company had expended substantial funds for the development of the CTLM(TM)and technically had no legal right for its use;
(v). Mr. Grable and Mr. Schwartz both had a fiduciary duty to the Company and its Shareholders to formalize, in writing, the oral agreement regarding the Patent and (vi) the value of the Patent to the Company was determined by the preparation of a confidential three year pro-forma statement of operations beginning with fiscal year June 30, 1998 and ending with fiscal year ended June 30, 2000. This statement reflected an average of

$35,615,732 Net Revenues over the last two fiscal years assuming that the Company received FDA marketing clearance in the latter part of calendar 1998. Since all of the revenues and the Company's existence were totally dependent on Mr. Grable's patent, it was determined that a reasonable one-time license fee would be 10% of that average over the two-year period. That amount, $3,561,573 was approximately the value of the shares ultimately agreed upon by both parties. Due to the delays in obtaining the new laser system, the delays in the modification and redesign of the CTLM(TM) and the delay in the commencement of the Nassau County clinical investigational trials, the Company is unable to determine when they anticipate FDA marketing clearance. Moreover, due to these delays, the Company is unable to determine when it will begin to generate revenue.

Due to the foregoing and because, under Mr. Grable's guidance, the development of the CTLM(TM) was nearing completion, FDA clinical trials were underway, and three external clinical sites at hospitals in the United States were being planned, and because the Board believed that the transaction was fair, the lack of a fairness opinion by a financial advisor did not affect the decision of the Board. This situation placed Mr. Grable in better bargaining position, which strengthened as the CTLM(TM) moved closer to being a marketable medical imaging device.

Initially, Mr. Grable's counsel advised him to request 15 million shares of Common Stock that would be immediately registered in order to afford Mr. Grable protection against dilution. The Company rejected that offer and continued negotiating. After several offers and counter offers and several discussions, Mr. Grable accepted a lesser number of shares (7,000,000) with anti-dilution provisions and agreed to payment of the licensing fee in two installments, one year apart and agreed to accept restricted shares with no registration rights. In addition, a new royalty structure, based upon the net selling price of all products and goods in which the Patent is used, before taxes and after deducting the direct cost of the product and commissions or discounts paid was agreed to. Once the Company begins to generate revenues, it is contractually obligated to pay, until July 4, 1999 (the expiration date of Mr. Grable's Employment Agreement), Development Royalties set forth below pursuant to Mr. Grable's Employment Agreement and the Licensing Royalties set forth below pursuant to the Patent Licensing Agreement until such time as the Patent Licensing Agreement is ratified by the shareholders.
See "The Agreement" below.

Pursuant to the License Royalty structure, the percentage of Royalties to be paid is in a declining scale as opposed to the ascending scale contained in the Amendment to Mr. Grable's Employment Agreement. Although the License Royalty structure is higher on every level than the Development Royalty structure, the Company believes that in the long run it is more advantageous for the Company to pay a higher Royalty and have the legal and exclusive right to use the patent as opposed to being obligated to pay a lower development Royalty pursuant to an Employment Agreement, with no right to the Patent. Moreover, at the $10,000,000 plus level (the level which represents the sale of approximately 29 machines per year) the difference in the Royalty structure is only 1%.
The following is a comparison of the Development and License Royalty structures:

           DEVELOPMENT ROYALTY STRUCTURE        LICENSING ROYALTY STRUCTURE
           -----------------------------        ---------------------------

        GROSS SALES              PERCENTAGE       GROSS SALES        PERCENTAGE
        -----------              ----------       -----------        ----------
    ------------------------- ---------------     ----------------- ------------
    $0 to $999,999                  2.5%          $0 to $1,999,999       10%
    ------------------------- ---------------     ----------------- ------------
    $1,000,000 to $1,999,999         3%           $2,000,000 to          9%
                                                  $3,999,999
    ------------------------- ---------------     ----------------- ------------
    $2,000,000 to $3,999,999        3.5%          $4,000,000 to          8%
                                                  $6,999,999
    ------------------------- ---------------     ----------------- ------------
    $4,000,000 to $9,999,999         4%           $7,000,000 to          7%
                                                  $9,999,99
    ------------------------- ---------------     ----------------- ------------
    Greater than $10,000,000         5%           Greater than           6%
                                                  $10,000,000
    ------------------------- ---------------     ----------------- ------------

Agreement
---------

In June 1998, the Company and Mr. Grable, entered into the Patent Licensing Agreement. Pursuant to the terms of the Patent Licensing Agreement, the Company was granted the exclusive right to modify, customize, maintain, incorporate, manufacture, sell, and otherwise utilize and practice the Patent, all improvements thereto and all technology related to the process, throughout the world. This license shall apply to any extension or re-issue of the Patent. The term of the license is for the life of the Patent (17 years) and any renewal thereof, subject to termination, under certain conditions. As consideration for the License, on June 5, 1998, the Company issued to Mr. Grable 3,500,000 shares of Common Stock and is required to issue and additional 3,500,000 shares in June 1999. The market price of the Shares at the time of issuance was $.54 per Share. In addition, the Company has agreed to pay to Mr. Grable, a royalty based upon the net selling price (the dollar amount earned from the sale by the Company, both international and domestic, before taxes minus the cost of the goods sold and commissions or discounts paid), of all products and goods in which the Patent is used, before taxes and after deducting the direct cost of the product and commissions or discounts paid (the "Royalty"). During the second year of the Agreement there is a minimum cash royalty provision of $250,000 payable at the end of the second year.

The Board of Directors did not submit the matter for a shareholder's vote prior to the execution of the Patent License Agreement or the issuance of the shares, since shareholder approval was not required by the Florida Business Corporation Act. Pursuant to the Patent License Agreement, the Company is required to have the Patent License Agreement ratified by its Shareholders at its next special or annual meeting of Shareholders in order for the Licensing Royalties set forth above, to take the place of the Development Royalties set forth in the Amendment to Mr. Grable's Employment Agreement, and for such Amendment to become void and have no effect. The ratification by the shareholders was requested by Mr. Grable, based upon advice from his counsel. If shareholder ratification is not obtained, the Company would contractually be required to pay Development Royalties until July 4, 1999 (the expiration date of Mr. Grable's Employment Agreement) in addition to the Patent License Royalties. If ratification is received, in the event that litigation is instituted with regard to the validity of the Patent License Agreement, the Company or Mr. Grable could and may assert as a defense that shareholders approved the Patent License. All shareholders will be entitled to vote on the ratification.

The Patent Licensing Agreement also contains anti-dilution protection upon the occurrence of any stock dividend, stock split, combination or exchange of shares, reclassification or re-capitalization of the Company's Common Stock, reorganization of the Company, consolidation with or merger into or sale or conveyance of all or substantially all of the Company's assets to another corporation or any other similar event which serves to decrease the number of Shares issued pursuant to the Patent Licensing Agreement. See "Risk Factors-Possible Conflict of Interest" and "Certain Transactions". The Patent has generated no revenues to date. The Company had anticipated generating revenues in the fourth fiscal quarter beginning April 1999. However, due to the developmental and clinical investigational trial delays, it is unlikely that these projections will be met.

OEM Agreement
-------------

In January 1998, the Company entered into an Original Equipment Manufacturer Agreement (OEM) with Imation Corp. ("Imation"). In December 1998, Imation's medical imaging business in North America, Latin America, and Asia was purchased by the Eastman Kodak Company. Immediately after the purchase by Kodak, the Company received correspondence from Kodak, which confirmed that the Company's OEM agreement would not be changed by the acquisition of Imation. At that time, the Company purchased a new Dry View Imager which was delivered on April 5, 1999. The additional Imation Dry View Imager on loan to the Company as a demonstrator was shipped to Nassau County Medical Center on April 7, 1999.

Pursuant to the OEM Agreement, the Company has been granted a limited, nonexclusive, worldwide, royalty-free license to use Imation's proprietary information with regard to technical interface, and timing diagrams, specification, definitions, and drawings defining such technical interface (the "Dry View Technology").

The OEM Agreement also gives the Company the right to market the Dry View Technology directly or indirectly through its Distributors. The DryView(TM) imagesetting film is a hard-dot quality film that requires no chemical processing, which traditional image processors require. It also eliminates the need for a dark room. This dry film product was developed by Imation based on the same technology used to develop Imation's DryView(TM) Laser Imaging System for the medical imaging market. The dry image setting film is used in a number of dry film imagesetters developed by systems developers including Scitex Corporation Ltd., ECRM Incorporated, Ultre Division of Linotype-Hell Company and Exxtra Corporation. Due to the fact that the processing procedure for the DryView(TM) does not use chemicals and therefore eliminates the possibility of environmental contamination, eliminates the need for a dark room and eliminates the cost of chemical processing, the Company believes that the Dry View Technology will provide the Company's end uses with the most efficient, economical, and ecological product in the medical industry.

It was originally believed that the OEM agreement could provide the Company with immediate revenues from direct sale of the Dry View Technology. As a result of local marketing efforts in the immediate market of South Florida, it was quickly determined that the marketing of this product would not be cost effective since the Company would be competing with Imation's (now Kodak's own sales force) and others who have vaster resources and personnel than the Company. Due to this competition factor, the Company has not marketed any DryView to date and will use the technology as a Value-added option to the CTLM(TM) device when sold, thus eliminating the need for the customer to set up a dark room and purchase chemicals for processing, which traditional image processors require.

NASDAQ LISTING

On March 24, 1996, the Company filed its application with Nasdaq to be listed on the Small Cap Market. The Company's request for listing was subsequently denied after a hearing before the Listing Qualifications Panel (the "Panel"). The denial was based upon the fact that one of the Company's outside shareholders (the "Shareholder"), who had no control or relationship with the Company, other than as a minority shareholder, had a questionable background and owned a 5% interest in the Company.

As a result, the Company appealed the denial decision to the Nasdaq Listing and Hearing Review Committee (the "Committee") which on February 5, 1997, reversed the decision of the Panel and stated in part the following:

         "Accordingly, we recommend that the Panel's decision denying initial inclusion be reversed and the case be remanded to the Staff with instructions to implement the Company's proposal..."

The Company in fact, did implement its proposal and on March 12th provided Nasdaq with copies of all documentation necessary to satisfy any concerns that the Panel had regarding the Shareholder. On March 31, 1997, prior to the time Nasdaq acted on the proposal, Barron's published an inaccurate article stating that a Nasdaq spokesman indicated that the listing would be denied. For the 36 trading day period prior to the date of this article the Company's stock traded at $3.00 and above. The article had a predictable negative impact on the Company's stock and the price dropped below $3.00 and did not recover, despite a retraction from Barron's on April 7, 1997. See "Market Price of Securities. Based upon this decline the Nasdaq staff refused to approve the Company's application for listing. ". On June 15, 1999, the Company's Common Stock closed at $.29.

The Company appealed the denial of the listing at an oral hearing before the Nasdaq Qualification Hearing Panel (the "Panel") in Washington D.C. on January 22, 1998. On February 10, 1998, the Panel issued its decision which stated, in part that despite the Company's argument, the Panel was of the opinion that the Company must satisfy the $4.00 per share bid price requirement as well as all other requirements for initial listing. The Panel noted that there were in excess of 25,000,000 total shares outstanding which it stated, would allow the Company to effect a reverse split sufficient to raise the bid price above the $4.00 minimum. The Panel was of the opinion that the Company was in compliance with the net tangible assets requirement, however the Panel expressed concern relating to the Company's ability to maintain compliance with the $2,000,000 net tangible assets requirement over the long term. The Panel granted the Company's request for initial inclusion on the Nasdaq Small Cap Market, subject to the following conditions:

         1. On or before May 11, 1998, the Company must effect a reverse stock split sufficient to raise its bid price to, or above $4.00 per share for the opening of one trading day or in the alternative, on or before May 11, 1998, the Company must have and retain for 10 consecutive trading days a $4.00 bid price through natural forces.

         2. On or before May 11, 1998, the Company must make a public filing with the SEC and Nasdaq evidencing a minimum of $5,000,000 in net tangible assets.

Due to the substantial amount of preferred shares outstanding at the time, the Board of Directors determined that a reverse split at this time would be detrimental to the interests of its shareholders and vetoed the proposal for the reverse split. The conditional listing expired on May 11, 1998.

The Company immediately appealed this decision to the Nasdaq Listing and Hearing Review Council (the "Council"). On May 19, 1998, the Company received the Decision of the Council, which affirmed the decision of the Panel. The Council stated that:

      "In making this decision, we find unpersuasive the Company's argument that on remand, it was not required to satisfy the initial inclusion bid requirement, or by implication, any of the other listing requirements. In fact the purpose of a remand and the continuing role of the staff in the process is to provide assurance that the Company satisfied Nasdaq listing requirement at the time it was listed, a fact that the Company likely understood when it went through the re-application process following remand."

The Company contends that this determination is incorrect in that the Company never went through a re-application process following remand. The Council went on to state, in part, that:

      "The Company could have no reasonable expectation that it received a waiver of Nasdaq listing standard. The decision merely determines that the ownership of the shareholder at issue would not prevent listing, given the Company's plan to insulate itself. We believe that the Panel's exception, which appears to be within the Company's control to achieve, was appropriate. While the incorrect Barron's article was unfortunate, we note that a retraction was later printed and sufficient time has passed to allow the Company's stock to be fairly priced in the market. We note that at the time of our consideration, the bid price for the Company's was 1 1/16. This is well below Nasdaq's initial inclusion standards".

The Council also agreed with the Panel's determination to require a heightened net tangible assets requirement based upon the Company's history of losses which have increased on a quarterly basis.

On June 11, 1998, the Company filed an Application for Review before the United States Securities and Exchange Commission to appeal the Decision of the Council. The basis for the appeal was that the Council erred in affirming the Panel's decision placing conditions upon the Company's initial inclusion. The Company contends that: (i) it did satisfy all the listing requirements on a timely basis but was initially rejected for listing by the Nasdaq Staff and Panel on grounds that were ultimately reversed by the Committee in the first appeal; (ii) that the Company satisfied the listing requirement and this fact was so recognized in the Committee's Decision in the first appeal; (iii) that due to the four month delay cased by the Nasdaq Staff; dilatory review process, and the irresponsible remarks made by a Nasdaq Staff member to Barron's; the price of the Company's stock declined below the initial listing requirement (but remained well above the maintenance requirement). Based upon price deficiency alone, the Company was denied listing.

On August 8, 1998, the Company filed it's Brief in Support of Application for Review. Nasdaq's brief was due on September 10, 1998 and filed on September 15, 1998. On September 25, 1998, the Company filed its Reply Memorandum to the Brief of the Nasdaq Stock Market. As of June 21, 1999 no hearing has been scheduled or decision rendered.

EMPLOYEES

As of June 15, 1999, the Company had 31 full-time employees, including its three executive officers, and two part-time employees. A majority of the Company's employees (22) are employed in the areas of scientific and product research and development. The Company's ability to provide its services is dependent upon the Company recruiting, hiring and retaining qualified technical personnel. To date, the Company has been able to recruit and retain sufficient qualified personnel. None of the Company's employees are represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

Due to the specialized scientific nature of the Company's business, the Company is highly dependent upon its ability to attract and retain qualified scientific, technical and managerial personnel. Therefore, the Company has entered into employment agreements with certain of its executive officers and employees. The loss of the services of existing personnel as well as the failure to recruit key scientific, technical and managerial personnel in a timely manner would be detrimental to the Company's research and development programs and to its business. The Company's anticipated growth and expansion into areas and activities requiring additional expertise, such as marketing, will require the addition of new management personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to continue to attract and retain qualified personnel necessary for the development of its business. See. "Directors, Executive Officers, Promoters and Control Persons; and Compliance with Section 16(a) of the Exchange Act".

YEAR 2000

The Company is reviewing its existing computer systems and its CTLM(TM) software and hardware products to ensure these systems and products are adequately able to address the issues expected to arise in the year 2000 and thereafter. In that regard, the Company's Board of Directors has appointed a committee to draft and implement a Year 2000 Compliance Plan. The Company has invested, and will continue to invest, in improving its information technology infrastructure to ensure that such infrastructure is Year 2000 compliant. The Company's information technology system employs Microsoft Windows NT 4.0 Network on three file servers and fifty workstations. The Company's product (the CTLM(TM)) and its proprietary software comprise its non-information technology that is not date dependent.

The Company expects to implement successfully the systems and programming changes necessary to address Year 2000 issues and has spent approximately $2,500 for third party software upgrades and Microsoft Developers Network software ("MSDN"). The MSDN software allows the Company's computer programmers to update its software to Y2K compliance by recompiling the source code. The Company renews its subscription to MSDN annually. The Company expects such modifications to its CTLM(TM) products and internal computer systems will be made on a timely basis; however there can be no assurance there will not be a delay in, or increased costs associated with, the implementation of such changes, and the Company's inability to implement such changes could have an adverse effect on future results of operations. The Company's Year 2000 Compliance Committee estimates that an additional $35,000 will be spent to complete the Year 2000 Compliance Plan. The Company does not track the internal costs of its Year 2000 Compliance Plan. These costs are principally related payroll costs for its computer-engineering group.

The Company has received the latest MSDN update from Microsoft and its software engineers have recompiled all of the proprietary software used in the CTLM(TM). The Company's proprietary software is now Y2K compliant. The Company is dependent on the following software programs to conduct its business operations:

     Accounting:                    Peachtree Complete, release 6.0
     Manufacturing:                 Alliance Manufacturing Software, ver. 2.4a

     Operating Systems:             Windows NT 4.0 and Windows 95
     Word Processor:                Microsoft Office Professional 97

     Database:                      Oracle7

The Peachtree Complete, Alliance Mfg., and the Oracle7 are Year 2000 compliant. The Microsoft Windows NT 4.0 and Windows 95 are compliant with minor issues. Office Professional 97 is compliant. The Company believes that these software programs are Y2K compliant, however, there is a risk that some or all of these programs will have minor Y2K issues. The Company has in place a disaster recovery plan to deal with any software or hardware failure.

The Company has begun testing its servers and workstations for Y2K compliance. All of its computers have Intel Pentium processors. During stand-alone tests, the computers with Intel Pentium processors were Y2K compliant. Software has been purchased to test and repair non-compliant systems. The testing and re-mediation by the Company's Computer System Support Engineer is expected to be completed on or before June 30, 1999.

The Company has not fully determined the extent to which the Company's systems may be impacted by third parties' systems, which may not be Year 2000 compliant. While the Company has begun efforts to seek reassurance from its suppliers, there can be no assurance that the systems of other companies, which the Company deals with, will be Year 2000 compliant. Third parties' non-compliance could have an adverse effect on the Company. At this time, the Company is unable to estimate the cost of its Year 2000 compliance, if any. Failure of third party vendors to deliver parts and components timely could materially affect the Company's ability to manufacture and deliver CTLM(TM) systems. Because of this potential risk, the Company has expanded its vendor and sub-contractor base to safeguard itself against this uncertainty. A checklist of Y2K compliant vendors and sub-contractors will be compiled with a projected completion date of June 30, 1999.

The Company's Year 2000 Compliance Committee has prepared a worst case Y2K scenario. It estimates that Internet access will be severely impaired including the ability to send and receive e-mail, possible difficulty in connecting the Company's computer to remote clinical sites, and delays in shipment and delivery of parts, components and finished goods. Overall fear and confusion of the Y2K problem may temporarily impair many companies, even those who are Y2K compliant.

The Company can fully function without the use of the Internet and e-mail. Clinical data will be sent via overnight delivery from the clinical sites to the Company. Fear and confusion will diminish in a few weeks as companies and individuals learn that most companies are compliant and operating without any major problems. Delays in shipping will be a minor inconvenience as the Company will have stockpiled critical parts and components in anticipation of Y2K. The Company has a Disaster Recovery Plan in place to deal with software and hardware failures. This plan provides that all computer workstations are backed up on tape every night and a spare server is ready to be installed upon failure of any server in service.

PROPERTY

The Company's facilities are located at 6531 N.W. 18th Court, Plantation, Florida. The facilities are owned by the Company and comprise a 24,000-sq. ft. building located on a 5 acre landscaped tract. In April 1999, the Company placed a mortgage on its property in connection with the issuance of a Convertible Debenture. See "Risk Factors - Uncertain Ability to Meet Capital Needs and Sale of Unregistered Securities-Convertible Debenture". The Company believes that its facility is adequate for its current and reasonably foreseeable future needs. The Company will assemble the device at its facility from hardware components that will be made by vendors to Company specifications. The software components of the device are developed by the Company.

LEGAL PROCEEDINGS

On July 10, 1997, the Company filed an action in the Circuit Court of the 17th Judicial Circuit in and for Broward County, case no. 97-10533, against Dr. Valey Kamalov ("Kamalov") and Irina Struganova. The complaint alleges that Kamalov, an ex-employee of the Company, violated his employment agreement with the Company while employed and after terminating his employment with the Company by violating non-compete, confidentiality, and invention covenants of the agreement. The Company believes that Dr. Kamalov appropriated propriety information of the Company and used Company time and resources to develop technology, which he removed from the Company for his own personal use after terminating his employment. In order to obtain and keep in place a temporary injunction that prohibited from using the technology and the propriety information, the Company had to post two bonds for an aggregate of $100,000. The technical aspects of the case were very complicated and the Court lifted the restraining order. The Company appealed and lost. Dr. Kamalov threatened to file a counterclaim. Due to the substantial legal expenses incurred and to be incurred by the Company in proceeding with the litigation, the possible addition of a counterclaim and the complicated technical aspects of the case, the Company's litigation counsel recommended that the Company settle the matter. The Company entered into a settlement in December 1998. Pursuant to the settlement, Dr. Kamalov retained $90,000 of the $100,000 bond and the remainder was returned to the Company.

On October 7, 1998 a lawsuit was filed against the Company in the United States District Court, Southern District of New York, by the Series B Holders (Case No. 98 Civ. 086). The Company was served on October 19, 1998. The lawsuit alleges that the Company breached its contract of sale to the Series B Holders by, among other this failing to convert the Series B Preferred Stock and failure to register the Common Stock underlying the Preferred. In April 1999, the Series B Preferred Stock was purchased from the Series B Holders by an unaffiliated third party, Charlton Avenue LLC ("Charlton"). On April 6, 1999, the Company entered into a Subscription Agreement with

Charlton whereby the Company agreed to issue to Charlton 138 shares of its Series I, 7% Convertible Preferred Stock. The Company's Board of Directors established the value of the Series I Preferred at $10,000 per share. Consideration for the subscription was paid as follows:

         (1) Forgiveness of all of the interest due and payable in connection with the Series B convertible Preferred Stock (approximately $725,795).
         (2) Settlement and dismissal, with prejudice, of all litigation concerning the Series B convertible Preferred Stock.
         (3) Cancellation of 112,500 Warrants that were issued with the Series B Convertible Preferred Stock; and
         (4) The amendment of the Series B Preferred designation to impose a limitation on the owner(s) of the Series B Convertible Preferred Stock to ownership of not more than 4.99% of the Company's outstanding Common Stock at any one time.

The Company is not aware of any other material legal proceedings, pending or contemplated, to which the Company is, or would be a party to or of which any of its property is, or would be, the subject. See "Sale of Unregistered Securities-Preferred Stock-Series B".


                                   MANAGEMENT

The following table sets forth certain information concerning directors and executive officers of the Company:

Name                                        Age                        Position
----                                        ---                        --------
Richard J. Grable                           56                         Chief Executive Officer and Director

Linda B. Grable                             61                         Chairman of the Board and President

Allan L. Schwartz                           57                         Executive Vice-President, Chief
Financial Officer and Director.


Richard Grable, Allan Schwartz and Linda Grable are founders of the Company and as such may be deemed "promoters" and "parents" as defined in the Rules and Regulations promulgated under the Securities Act, as those terms are defined in the rules and regulations promulgated under the Securities Act. Directors serve until the next meeting of shareholders. Officers serve at the pleasure of the Board of Directors.

Richard J. Grable
Richard J. Grable has been Chief Executive Officer and a director of the Company since 1994 and is primarily responsible for the development of the CTLM(TM) device. From January 1994 to February 1994, Mr. Grable was vice-president, research and development, for Lintronics Technologies, Inc., Tampa, Florida, a manufacturer of breast imaging systems. From March 1992 to December 1993, Mr. Grable was an engineering consultant for Lintronics Technologies, Inc., Tampa, Florida, a manufacturer of breast imaging systems. From August 1991 to February 1992, Mr. Grable was an engineering consultant for Audio Intelligence Devices, Inc., Ft. Lauderdale, Florida, a manufacturer of surveillance devices. From May 1990 to July, 1991, Mr. Grable was an engineering consultant for Telmed, Inc., Ft. Lauderdale, Florida, a software and electronic design company.

Linda B. Grable
Linda B. Grable has been President and Chairman of the Board of Directors of the Company since 1994. From September 1991 to February 1994, Mrs. Grable was President and Director of VCC Communications, Inc., Tampa, Florida, a manufacturer of voltage controlled oscillators (VCO). From August 1988 to April 1991, Mrs. Grable was President of Lintronics International Ltd., Inc., Plantation, Florida, a manufacturer of breast imaging systems.

Allan L. Schwartz
Allan L. Schwartz has been Executive Vice-President, Chief Financial Officer, and a Director of the Company since 1994. From April 1993 to February 1994, Mr. Schwartz was President and Director of DynaMed Technologies, Inc., Coral Springs, Florida, a company that developed neural network software for use with laser imaging systems. From August 1991 to April 1993, Mr. Schwartz was President and Director of Tron Industries, Inc., North Lauderdale,

Florida, a developer of low voltage neon novelty products. From April 1991 to July 1991, Mr. Schwartz worked as a manufacturing consultant for SE Enterprises, Miami, Florida, a manufacturer of prototype homes.

Directors of the Company hold office until the next annual meeting of shareholders and the election and qualification of their successors. Officers serve at the discretion of the board.

KEY EMPLOYEE

Robert H. Wake is the Company's Director of Engineering and has been employed as such since April 1995. From January, 1994 to March, 1995, Mr. Wake was a consultant to various companies in 3-D computer imaging. From October, 1986, to December, 1993: Mr. Wake founded and was President of Reality Imaging Corporation, Solon, Ohio, a manufacturer of 3-D computer imaging systems. Mr. Wake invented the Voxel Flinger 3-D imaging technology.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934
Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10 percent of the Company's Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership, furnishing the Company with copies of all
Section 16(a) forms they file. To the best of the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, all
Section 16(a) filing requirements applicable to its officers and directors were complied with during the year ended June 30, 1998. The Company has not received copies of amended Form 13 D from Goodland International Investments Limited and Weyburn Overseas Limited indicating their ability to convert and/or the conversion of the Series B Preferred Shares into common shares in excess of 10% of the outstanding shares.

EXECUTIVE COMPENSATION

The following table sets forth the compensation awarded to, earned by or paid to the Company's Chief Executive Officer and other executive officers for services rendered to the Company during 1998 and 1997. No other person, who, during 1997 and 1996 served as an executive officer of the Company, had a total annual salary and bonus in excess of $100,000. Also, see "Stock Option Plan-Option/SAR Grants in Last Fiscal Year".

                          SUMMARY OF COMPENSATION TABLE

                              Annual Compensation                      Long-Term Compensation
                              -------------------      ----------------------------------------------------------
Name & Principal
Position                      Year  Salary             Other Annual             Restricted   Securities/Underlying
                                                      Compensation(3)                 Stock Awards      Option/SARs (1) (2)

------------------------- ------- ---------------- -------------- --------------- ------------------
Richard J. Grable, CEO     1996   $183,333
and Director               1997   $289,779         $115,000       $268,000        22,883
                           1998   $286,225                                        534,602 (3)
------------------------- ------- ---------------- -------------- --------------- ------------------
Linda B Grable,            1996   $91,000
President and Director     1997   $97,451          $115,000       $268,000        22,883
                           1998   $119,070                                        534,602(4)
------------------------- ------- ---------------- -------------- --------------- ------------------
Allan L. Schwartz,         1996   $124,000
Exec. V.P., CFO and        1997   $111,534         $115,000       $268,000        130,410
Director                   1998   $119,070                                        534,602 (3)
------------------------- ------- ---------------- -------------- --------------- ------------------

(1) The aggregate dollar value of the 1997 and 1998 options, based on the averaged high and low price on June 30, 1998 are as follows: Richard J. Grable -$225,781.42; Linda B. Grable-$225,781; and Allan L. Schwartz-$269,329.86.
(2) Does not include qualified options to purchase 208,333 shares a $.48 per share (110% of fair market value on day of issuance) and non-qualified options to purchase 250,000 shares at $.17 per share (35% of fair market value on day of grant) issued to each of Messrs. Grable and Schwartz and Ms. Grable on July 6, 1998.
(3) On April 15, 1997, the Company paid additional one-time compensation to the three officers to cover Federal Income Taxes on stock options exercised in f/y 1996. The officers, based on information provided by the General Counsel to the Company at that time, believed that the exercise of said options were not taxable until the shares were sold. Upon review by the outside auditors, it was determined that the exercise of those options must be treated as additional wages and subject to Federal Income Taxes. If the officers were correctly advised they would have not exercised the options and would not have been subject to Federal Income Taxes. The Board of Directors, considering the above circumstances, decided to pay each officer one-time additional compensation to cover the coast of the additional Federal Income Taxes due.
(4) Includes 250, 000 non-qualifies options that were required, by contract, to be issued in July 1997 but were not issued until January 2, 1998.

Employment Agreements
---------------------

The Company entered into five-year employment agreements with each of Mr. Richard J. Grable and Mr. Allan L. Schwartz and Mrs. Linda B. Grable that expire July 6, 1999. Pursuant to the terms of the employment agreements, base annual salaries, after giving effect to cost of living adjustments, are as follows:
Richard J. Grable: $286,224.96; Linda B. Grable: $119,069.52 and Allan L. Schwartz $119,069.52. During the Company's operational stage, the salary of Allan L. Schwartz salary will increase to $156,000. In addition, in fiscal 1998 Messrs. Grable and Schwartz and Ms. Grable each receive a car allowance of $500 per month. Each employment agreement provides for bonuses, health insurance, car allowance, and related benefits, and a cost of living adjustment of 7% per annum. The bonuses are equal to 5% of the adjusted consolidated net earnings of the Company. No bonuses have been paid to date. In addition, pursuant to each Agreement, Mr. Richard J. Grable and Mr. Allan L. Schwartz and Mrs. Linda B. Grable each have an option to purchase 250,000 shares of Common Stock each calendar year at 35% of the fair market value of the Common Stock of the Company at the time of grant.

Richard Grable will receive a royalty bonus of 2.5% to a maximum of 5%, based upon varying levels of gross sales of the CTLM(TM) device. Upon ratification of the Patent Licensing Agreement at the next annual meeting of shareholders, the royalties as outlined in that agreement will take the place of those set forth in the original employment agreement. See "Risk Factors-Possible Conflict of Interest" and "Business-Patent Licensing Agreement" and "Certain Transactions".

The following table sets forth certain information with regard to the Options/SAR grants by the Company to Management for the fiscal year ended June 31, 1998.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                No. of Securities   %of Total Options      Exercise or     Market Price
                Underlying Options  Granted to Employees   Base Price      On Date of     Expiration
Name            Granted             In Fiscal Year         ($/Share)       Grant          Date

--------------  ----------------  --------------------  -----------------  -----------  --------------
Richard J.          250,000                14%                 $.31            $.85         1/2/02
Grable (1)          250,000                14%                 $.31            $.65         1/2/02
                    34,602                1.9%                $2.63           $2.39         1/2/02
--------------  ----------------  --------------------  -----------------  -----------  --------------
Linda B.            250,000                14%                 $.31            $.85         1/2/02
Grable (1)          250,000                14%                 $.31            $.65         1/2/02
                    34,602                1.9%                $2.63           $2.39         1/2/02
--------------  ----------------  --------------------  -----------------  -----------  --------------
Allan L.            250,000                14%                 $.31            $.85         1/2/02
Schwartz (1)        250,000                14%                 $.31            $.65         1/2/02
                    34,602                1.9%                $2.63           $2.39         1/2/02
--------------  ----------------  --------------------  -----------------  -----------  --------------


(1) In January 1998, pursuant to employment agreements dated July 4, 1994, Richard Grable, Linda Grable, and Allan Schwartz were granted options to purchase and aggregate of 500,000 Common Shares each. The grants were for the July 1996 and July 1997 anniversa ry dates of their employment and were never issued by prior counsel for the C ompany. The options are non-qualified stock options, vesting one year from th e grant date and exercisable at an exercise price of $0.31 per share (35% of the fair market value on the date of issuance). In January 1998, Richard Grable, Linda Grable, and Allan Schwartz were granted options to purchase 22,883 and 34 ,602 shares of Common Shares each pursuant to the Company's incentive stock option plan. These options were earned in July 1996 and July 1997 but never issued due to the oversight by prior counsel, however the options for the 22,883 shares were disclosed in the Company's Proxy Statement last year. These shares are exercisable at any time at an exercise price of $4.37 and $2.63 per share, respectively (110% of the fair market value on the contractual date of issuance). Does not include qualified options to purchase 208,333 shares at $.48 per shares (110% of the fair market value on July 5, 1998) and 250,000 shares at $.17 per share (35% of fair market value ($.435) on day of grant) issued to each of Richard Grable Linda Grable and Allan Schwartz on July 5, 1998 pursuant to their employment and stock option agreements. None of these options have been exercised to date.

---------------------

Stock Option Plans
------------------

The Company has established an incentive stock option plan, as defined by
Section 422, Internal Revenue Code of 1986. For the fiscal year ended June 30, 1998, all of the executive officers were participants in this plan. The plan was approved by the Board of Directors and adopted by the shareholders at the March 29, 1995 annual meeting. The plan provides for the granting, exercising and issuing of incentive option pursuant to Internal Revenue Code Section 422. The Company may grant incentive stock options to purchase up to 5% of the issued and outstanding Common Stock of the Company at any time. The Board of Directors has direct responsibility for the administration of the plan.

The exercise price of the incentive options to employees must be equal to at least 100% of the fair market value of the Common Stock, as of the date of grant. The exercise price of incentive options to officers, or affiliated persons, must be at least 110% of the fair market value as of the date of grant.

Pursuant to stock option agreements, Mr. Richard J. Grable, Mr. Allan L. Schwartz and Mrs. Linda B. Grable each have an option to purchase that number of shares equal to $100,000 divided by 110% of the fair market value of the shares on July 6th of each year. The Stock Option Agreement terminates on September 1, 1999.

The Company intends to establish a new stock and option plan and present it for shareholder approval at its next annual meeting.

                              CERTAIN TRANSACTIONS

Richard J. Grable and Linda B. Grable are husband and wife. Further, Richard J. Grable and Linda B. Grable are each "Control Persons" as a result of their control of a majority voting power of the Company's outstanding stock. Both parties disclaim, however, any beneficial interest or ownership in the shares owned by the other party.

In September and October 1998 Linda Grable, the Company's President, personally guaranteed three promissory notes issued by the Company to third parties. Ms. Grable received no compensation for these guarantees. As of the date of this prospectus, one of the three Notes has been repaid. "Sale of Unregistered Securities-Private Placement of Common Stock".

In June 1998, the Company finalized an exclusive Patent License Agreement with Richard Grable, the Company's Chief Executive Officer. Mr. Grable is the owner of the Patent, which encompasses the technology for the CTLM(TM) device. The Company and Mr. Grable has previously entered into an oral agreement for the exclusive license for the patent that was never memorialized in written form. The term of the license is for the life of the Patent (17 years) and any renewals, subject to termination, under certain conditions. As consideration for the License, the Company issued to Mr. Grable 3,500,000 shares of Common Stock and is required to issue an additional 3,500,000 shares in June 1999. In addition, the Company has agreed to pay to Mr. Grable a royalty based upon the net selling price (the dollar amount earned from the sale by the Company, both international and domestic, before taxes minus the cost of the goods sold and commissions or discounts paid) of all products and goods in which the Patent is used, before taxes and after deducting the direct cost of the product and commissions or discounts paid. During the second year of the Agreement there is a minimum cash royalty provision of $250,000 payable at the end of the second year. See "Risk Factors-Possible Conflict of Interest" and "Description of Business-Patent Licensing Agreement".

Since October 1998, the Company has accrued $109,243 in salaries payable to its executive officers and directors, Richard J. Grable, Allan Schwartz and Linda B. Grable, due to the Company's lack of working capital. These salaries remain unpaid to date and will be paid as soon as the Company determines that the funds are available.

In January 1999 and February 1999, Richard Grable, the Company's Chief Executive Officer, director and founder sold an aggregate of 831,743 shares of the Company's Common Stock owned by him in excess of four years, pursuant to Rule 144 and lent the aggregate proceeds of approximately $347,775 directly to the Company.

In January 1999, February 1999 and March 1999, Linda Grable, the Company's President, director and founder sold an aggregate of 520,000 shares of the Company's Common Stock owned by her in excess of four years, pursuant to Rule 144 and lent the aggregate proceeds of approximately $166,618 directly to the Company.

In December 1998, January 1999 and February 1999, Allan Schwartz, the Company's Executive Vice President, director and founder sold an aggregate of 820,000 shares owned by him in excess of four years, pursuant to Rule 144 and lent the aggregate proceeds of approximately $359,707 directly to the Company.

The loans to the Company by Messers. Grable, Schwartz and Ms. Grable were interest free and were evidenced by promissory notes. The December, January, February and March promissory notes were due on January 30, 1999, February 28,1999, March 31, 1999 April 30, 1999, respectively. The net proceeds were recorded as a loan payable to each respective founder.

In February 1999, when the December loans were past due and the January loans were due, the Company's Board of Director voted to repay the December and January loans by the issuance of shares and to compensate Messrs. Grable, Schwartz, and Ms. Grable (the "Founders") for possible income tax liability and tax benefits. In April 1999, the repayment of the December, January loans and the repayment of the February and March loans were revised and structured, respectively, to provide for a share for share replacement of the shares sold, options for shares equal to 18% of the money provided to the Company based on the 5-day average closing price of the stock preceding the date the funds were transferred to the Company to recover any tax ramifications, option for shares equal to 10% of the money provided to the Company based on the 5-day average closing price of the stock preceding the date the funds were transferred to the Company to cover the difference in tax bracket (28% - 18%) that will occur through sale of shares not held for 2 years, and option for shares equal to 10% of the money provided to the Company based on the 5-day average closing price of the stock proceeding the date the funds were transferred to the Company as an incentive to sell the free-trading shares.

A meeting of the Board of Directors was held on May 12, 1999 to review and act upon the previously adopted schedule of repayment of the loans, interest and potential tax liability. Based on an opinion of the Founders personal outside counsel and upon advice of a tax advisor, the Board voted to rescind the previously adopted resolution. The new resolution authorized the repayment of the December, January, February, and March promissory notes in full by the issuance of shares equal to the number of shares sold. The restricted shares issued as repayment for the loan bear registration rights. Since the loans are being repaid on a share for share basis with no other consideration, the Founders have been advised that there is no capital gain and therefore no tax liability.

Messrs. Grable, Schwartz and Ms. Grable received 831,743, 820,000, and 520,000 shares of the Company's restricted Common Stock, respectively as payment in full for the loans.

In June 1999, Messers. Grable and Schwartz each sold 170,000 and 35,020 shares, respectively, of the Company's Common Stock owned by them in excess of four years, pursuant to Rule 144 and lent the aggregate proceeds of approximately $63,714 directly to the Company. The loans to the Company are evidenced by interest free promissory notes, which are due, and payable on July 31, 1999.

           MARKET PRICE OF SECURITIES AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the NASDAQ over-the-counter bulletin board market under the symbol IMDS. There has been trading in the Company's Common Stock since September 20, 1994. The following table sets forth, for each of the fiscal periods indicated, the high/low and low/low bid prices for the Common Stock, as reported on the OTC Bulletin Board. These per share quotations reflect inter-dealer prices in the over-the-counter market without real mark-up, markdown, or commissions and may not necessarily represent actual transactions.

     QUARTER ENDING                      HIGH/LOW BID              LOW/LOW BID

     FISCAL YEAR 1996
     September 1995                          $1.69                     $0.56
     December 1995                           $4.31                     $0.56

     QUARTER ENDING                      HIGH/LOW BID              LOW/LOW BID

     March 1996                              $8.00                     $2.56
     June 1996                               $7.38                     $2.50

     FISCAL YEAR 1997
     September 1996                          $3.93                     $2.25
     March 1997                              $4.00                     $2.50
     December 1996                           $4.50                     $1.44
     June 1997                               $3.06                     $2.44

     FISCAL YEAR 1998
     September 1997                          $2.69                     $1.44
     December 1997                           $1.56                     $0.60
     March 1998                              $1.23                     $0.61
     June 1998                               $1.39                     $0.40

     FISCAL YEAR 1999
     September 1998                          $0.56                     $0.21
     December 1998                           $1.00                     $0.35
     March 31, 1999                          $0.59                     $0.34

On June 15, 1999, the closing trade price of the Common Stock as reported on the OTC Bulletin Board was $.29. As of such date, there were approximately 745 holders of record of the Company's Common Stock.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company has not submitted any matters to a vote of Security Holders. As of the 3rd day of December 1998, Austost Anstalt Schaan, Avalon Capital Ltd., Balmore Funds S.A., Steven Cohen, Canadian Capital Fund Ltd., Dominion Capital Funds, Ltd. Linda B. Grable, Richard J. Grable, Deborah O'Brien, The Malcolm Kanan Empire Trust and Allan L. Schwartz, (collectively "the Majority Common Shareholders"), and Goodland International Investment Ltd., Weyburn Overseas Limited, Austost Anstalt Schaan and Balmore Funds S.A (collectively "the Majority Preferred Shareholders authorized by written action, the Company's adoption of an amendment, to the Company's Certificate of Incorporation, as amended, to increase the authorized Common Stock, no par value per share of the Company from 48,000,000 shares to 100,000,000 shares (the "Written Action"). Taking into account such provisions, the Majority Common Shareholders and the Majority Preferred Shareholders (collectively, "the Majority Shareholders") were entitled to and voted the number of shares set forth opposite their names:

NAME                               # OF COMMON     % OF COMMON         # OF PREFERRED     % OF
                                   SHARES          SHARES              SHARES            PREFERRED
                                                   OUTSTANDING (1)                         SHARES
                                                                                        OUTSTANDING (2)
                                   ------------    ---------------     --------------   ---------------
Austost Anstalt Schaan (4)            342,533            .9%                 50             8.96%
Avalon Capital Ltd.                   673,401           1.7%
Balmore Funds S.A. (5)                342,533            .9%                 50             8.96%
Steven Cohen                          396,700           1.0%
Canadian Capital Fund Ltd.            636,379           1.65%
Dominion Capital Funds Ltd.         1,334,996           3.5%
Goodland International
Investment Ltd. (3)                                                         315            56.45%
Linda B. Grable                     3,497,800           9.1%
Richard J. Grable                   7,995,040          20.8%
Deborah O'Brien                       287,000            .75%
Allan L. Schwartz                   3,579,980           9.3%
The Malcolm Kanan Empire Trust      1,200,000           3.1%
Weyburn Overseas Limited (2)                                                135            24.19%
         TOTAL                     20,328,462          52.8%                550            98.56%


----------------

1. This column sets forth the percentage of the total number of common shares outstanding as of December 3, 1998 (38,510,399 shares), the date the final written action was executed and presented to the Company's Board of Directors. As of June 15, 1999, there are 41,736,766 shares of Common Stock outstanding.
2. This column set forth the percentage of the total number of Preferred Shares outstanding as of December 3, 1998 (558 Shares)
3. Everest Capital Limited, is the investment manager for Weyburn Overseas Limited and Goodland International Investments, Ltd. Mr. John Malloy is the Managing Director of Everest Capital Limited, a British Virgin Island corporation.
4. Thomas Hackl and Peter Nakowitz are the Directors of and have voting control over Austost Anstalt Schaan, a British Virgin Island corporation.
5. Francois Morax and Matityahu Kaniel are the Directors of and have voting control over Balmore Funds S.A., a Liechtenstein corporation.

Pursuant to Section 607.0704 Florida Statutes, any action to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote if the action is taken by a majority of the holders of outstanding stock of each voting group entitled to vote. In addition the voting rights provided to the Common Stock holders, the Certificates of Designation of the Series B, D, E, and H Preferred Stock (the "Certificates"), provide that, in the event there are insufficient shares to effect a conversion, the Company is required to increase the number of authorized shares to effect such conversion. Preferred Holders, pursuant to the Certificates, are granted voting right, and voted solely for the purpose of increasing the number of authorized shares to accommodate the conversion of their preferred shares into common shares. Due to the decrease in the Company's stock price, the Company did not have an adequate number of common shares authorized to meet its contractual obligations with regard to the conversion of the Preferred Stock. In addition, the Amendment will insure that there are a sufficient number of shares of Common Stock available for issuance upon exercise of outstanding stock options and warrants and enhance the ability of the Company to attract and retain qualified employees, consultants, officers and directors by enabling the Company to create stock option, incentives and rewards for their contributions to the success of the Company. Moreover, until such time as the Company is able to generate revenues, it is dependent on equity or other financing to continue operations. The Company will require substantial additional funds for its research and development programs, pre-clinical and clinical testing, operating expenses, regulatory processes and manufacturing and marketing programs.

The issuance of large amounts of Common Stock upon conversion of the preferred and the subsequent sale of such shares may further depress the price of the Common Stock. In addition, since each new issuance of Common Stock dilutes existing shareholders, the issuance of substantial additional shares may effectuate a change of control of the Company. As of June 16, 1999, there are 47,408,209 shares outstanding. Based on the average bid and ask closing price of the Company's Common Stock as of June 15, 1999 ($0.31) 15,342,250 shares would be required to convert the Series B shares, 1,634,409 shares would be required to convert the Series G shares, 4,430,108 shares would be required to convert the Series H shares, 5,935,484 would be required to convert the Series I shares, 4,731,183 shares would be required to convert the Debenture and, although the Company is contractually prohibited from doing so 60,483,870 shares would be required to draw down the entire Equity Line of Credit. See ", "Sale of Unregistered Securities-Private Placement of Preferred Stock", "Sale of Unregistered Securities-Debentures" "Sale of Unregistered Securities-Private Placement of Common Stock", and "Sale of Unregistered Securities-Equity Line of Credit". In addition, 4,570,871 shares would be required for the exercise of options and warrants, and 3,500,000 shares are required to be issued to Mr. Grable in June 1999 pursuant to the Patent Licensing Agreement. Based upon the foregoing, as of June 15, 1999, the Company would need in excess of 136 million authorized shares to effectuate all conversion, utilize the total Equity Line of Credit and fulfill its remaining stock related obligations. See "Patent Licensing Agreement", "Equity Line of Credit", and "Certain Transactions".

On January 28, 1999, the Company filed a Definitive Information Statement with the Securities and Exchange Commission (the "Commission") with regard to the Written Action. The Written Action became effective on February 18, 1999.

                         SALE OF UNREGISTERED SECURITIES

PRIVATE PLACEMENT OF PREFERRED STOCK
The Company has had to rely on the private placement of Preferred and Common Stock to obtain working capital. In deciding to issue Preferred Shares pursuant to the private placements, the Company took into account the number of common shares authorized and outstanding, the market price of the Common Stock at the time of each Preferred sale and the number of common shares the Preferred Shares would have been convertible into at the time of the sale. At the time of each private placement of Preferred Stock there were enough shares, based on the price of the Company's Common Stock at the time of the sale of the Preferred to satisfy the Preferred conversion requirements. Although the Company's Board of Directors tried to negotiate a floor on the conversion price of each series of Preferred Stock prior to sale, it was unable to do so. In order to obtain working capital the Company will continue to seek capital through debt or equity financing which may include the issuance of Convertible Preferred Stock whose rights and preferences are superior than those of the Common Stock holders. The Company will endeavor to negotiate the best transaction possible taking into account the impact on its shareholders, dilution, loss of voting power and the possibility of a change of control. However, in order to satisfy its working capital needs, the Company may be forced to issue convertible securities with no limitations on conversion. In addition, the dividends on the Preferred Stock affect the net losses applicable to shareholders. There are also adjustments as a result of the calculation of the deemed Preferred Stock dividends applicable because the Company has entered into contracts providing for discounts on the Preferred Stock when it is converted. As a result of the dividends on cumulative Preferred Stock, the net loss per common shareholder has increased from $.05 per share for fiscal year ending June 30, 1997 to $.07 per share for fiscal year ending June 30, 1998. The cumulative total is $.19 per share. See "Risk Factors-Authorization and Discretionary Issuance of Preferred Stock", "Risk Factors-Capital Needs and Need For Additional Authorized Common Stock" and "Risk Factors- Sale of Unregistered Securities, Financing/equity Line of Credit".

In the event that the Company issues Preferred Stock without a limit on the number of shares that can be issued upon conversion and the price of the Company's Common Stock decreases, the percentage of shares outstanding that will be held by preferred holders upon conversion will increase accordingly. The lower the market price the greater the number of shares to be issued to the preferred holders, upon conversion, thus increasing the potential profits to the Holder when the price per share increases and the Holder sells the Common Shares. The Preferred Stockholders potential for increased share issuance and profit, including profits derived from shorting the Company's Common Stock, in addition to a stock overhang of an undeterminable amount, may depress the price of the Company's Common Stock. In addition, the sale of a substantial amount of Preferred Stock to relatively few holders could effectuate a possible change of control. Moreover, in the event of a voluntarily or involuntarily liquidation of the Company while the Preferred Stock is outstanding, the holders will be entitled to a preference in distribution of the Company's property available for distribution $10,000 per share. The following table summarizes certain information with regard to the Series B, C, D, E, F, G, H, and I Preferred Shares as of June 15, 1999.

--------------- ------------- ------------- ---------------------- ---------------------- ---------------------
SERIES/# OF     COMMON        CONVERSION    # OF COMMON SHARES     APPROX. PRICE OR       # OF COMMON SHARES
PREFERRED       STOCK PRICE   PRICE AT      CONVERTIBLE INTO AT    PRICE RANGE OF         ISSUED UPON
SHARES          AT TIME OF    TIME OF       TIME OF ISSUANCE (1)   COMMON STOCK AT TIME   CONVERSION
                ISSUANCE      ISSUANCE                             OF CONVERSION
--------------- ------------- ------------- ---------------------- ---------------------- ---------------------
B/390           $4.70         $3.85         1,168,831              $.379                  1,931,123(2)
--------------- ------------- ------------- ---------------------- ---------------------- ---------------------
C/210           $1.63         $1.2225       1,714,268              $.4950-$1.0095         2,646,527
--------------- ------------- ------------- ---------------------- ---------------------- ---------------------
D/50            $1.22         $.915         546,448                $.2265-$.495           1,717,134
--------------- ------------- ------------- ---------------------- ---------------------- ---------------------
E/54            $1.093        $.81975       658,737                $.29775- $.77475       1,282,826
--------------- ------------- ------------- ---------------------- ---------------------- ---------------------
F/75            $1.31         $.917         817,884                $.46760-$.47320        1,971,375
--------------- ------------- ------------- ---------------------- ---------------------- ---------------------
G/38            $.34          $.255         1,490,196              N/A                    N/A
--------------- ------------- ------------- ---------------------- ---------------------- ---------------------
H/103           $.56          $.42          2,571,429              $5025                  99,502 (3)
--------------- ------------- ------------- ---------------------- ---------------------- ---------------------
I/138           $.38          $.285         4,842,105              N/A                    N/A
--------------- ------------- ------------- ---------------------- ---------------------- ---------------------

(1)  Approximate number estimated for the purpose of this table only.
(2) Represents conversion of 60 shares of Series B Preferred Stock. The remaining 390 shares remain unconverted. The conversion notice for the Series B Preferred Stock previously received by the Company has been canceled by the new Series B Holders. In addition, pursuant to the issuance of the Series I Preferred to the Series B Holders the 1,542,877 shares that were required to be issued pursuant to the dividend provision of the Series B Preferred Shares have been forgiven..
(3) Represents conversion of 5 shares of Series H Preferred Stock. The remaining 103 shares remain unconverted. As of June 15, 1999, 4,731,183 shares would be required to convert the Series H shares at the conversion price of $.2325 per share.

Series B Preferred Stock
------------------------
In December 1996, the Company sold an aggregate of 450 shares of its Series B Convertible Preferred Stock, for an aggregate of $4,500,000, to Weyburn Overseas Limited ("Weyburn") and Goodland International Investment Ltd. ("Goodland") pursuant to Regulation D. At the time the placement was concluded, the average bid and ask price of the Company's Common Stock was approximately $4.70 per share. Net proceeds to the Company of $4,500,000 were used for working capital and the continuous research, development and testing of the Company's CTLM(TM) device. No fees were paid in connection with this offering.

The Company filed a Registration Statement of Form S-1 registering the shares underlying the Series B Preferred. The shares were never converted and the registration statement is no longer current. On September 4, 1998, the Company received a notice of conversion from Weyburn and Goodland requesting the issuance of 4,559,846 and 10,639,642 shares of Common Stock, respectively. The conversion rate was 82% of the average market price over a five-day period prior to conversion or approximately $.35014 per share. At the time the B Preferred Shares were issued, the conversion rate would have been $3.85 per share and the Preferred shares would have been convertible into 1,168,831 shares. The increase in the number of shares to be issued upon conversion was due to the decline in the market price of the Company's Common Stock. The Company has the option to pay the accrued dividends in Common Stock.

On October 7, 1998 a lawsuit was filed against the Company in the United States District Court, Southern District of New York, by the Series B Holders (Case No. 98 Civ. 086). See "Business-Legal Proceedings". On April 6, 1999, the Series B Preferred Stock was sold by the Series B Holders to Charlton Avenue, LLC (Charlton), an unaffiliated third party with no prior relationship to the Company or the Series B Holders. On April 6, 1999, the Company also entered into a Subscription Agreement with Charlton whereby the Company agreed to issue to Charlton 138 shares of its Series I, 7% Convertible Preferred Stock. The Company's Board of Directors established the value of the Series I Preferred at $10,000 per share. Consideration for the subscription was paid as follows:

         (1) Forgiveness of approximately all of the accrued interest due and payable (approximately $725,795) in connection with the Series B convertible Preferred Stock.
         (2) Settlement and dismissal, with prejudice, of all litigation concerning the Series B convertible Preferred Stock and the exchange of mutual releases.
         (3) Cancellation of 112,500 Warrants that were issued with the Series B Convertible Preferred Stock; and
         (4) The amendment of the Series B Preferred designation to impose a limitation on the owner(s) of the Series B Convertible Preferred Stock to ownership of not more than 4.99% of the Company's outstanding Common Stock at any one time.

The Series B Preferred is convertible at 82% of the average bid price for the five trading days immediately preceding conversion and pays a premium of 7% per annum. As of the date of this Prospectus, 60 shares of Series B Preferred

Stock have been converted into 1,931,123 shares of Common Stock at a conversion price of $.379 per share.

Series C Preferred Stock
------------------------
On October 6, 1997, the Company finalized the private placement to Austost Anstalt Schaan, UFH Endowment, Inc., Chris Baum, Avalon Capital Limited, Dominion Capital, Ltd. and The Cuttyhunk Fund Limited and aggregate of 210 shares of its Series C Convertible Preferred Stock ("the "Preferred Shares") at a purchase price of $10,000 per share and Warrants to purchase up to 105,000 shares of the Company's Common Stock at an exercise price of $1.63 per share. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the ("Regulation S Sale"). At the time the placement was concluded, the average bid and ask price of the Company's Common Stock was approximately $1.63 per share.

The Preferred Shares were convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, without additional consideration. Pursuant to the Subscription Agreement, the Series C Holder, or any subsequent holder of the Preferred Shares, was prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding

Common Stock of the Company. Due to this contractual ownership limitation, the Series C Preferred Shares were converted, in increments that, together with all shares of the Company's Common Stock held by the Holder, would not exceed 4.99% of the Company's outstanding Common Stock. The number of fully paid and non-assessable shares of Common Stock, no par value, of the Company issued upon conversion was determined by dividing (i) the sum of $10,000 by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" was equal to seventy five percent (75%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion provided, however, in no event was the Conversion Price to be greater than $1.222 per share.

Pursuant to the Regulation S Sale documents, the Company was also required to escrow an aggregate of 3,435,583 shares of its Common Stock (200% of the number of shares the Purchasers would have received if the Preferred Shares were exercised on the closing date of the Regulation S Sale). The shares underlying the Preferred Shares and Warrants were entitled to demand registration rights in the event that Regulation S was amended prior the conversion of the Preferred Stock. This right expired upon conversion.

In connection with this sale, the Company paid Settondown Capital International, Ltd., an unaffiliated Investment Banker an aggregate of $220,500 for placement and legal fees. Net proceeds to the Company of $1,879,500 were used for working capital and the continuous research, development and testing of the Company's Computed Tomography Laser Mammography (CTLM(TM)) device.

The Series C Preferred Stock was subsequently converted, in increments of less than 4.9% of the Company's outstanding shares, into an aggregate of 2,646,527 common shares.

Series D Preferred Stock
------------------------

On January 9, 1998, the Company finalized the private placement to Avalon Capital Ltd. of 50 shares of its Series D Convertible Preferred Stock ("the "Preferred Shares"), at a purchase price of $10,000 per share and Warrants to purchase up to 25,000 shares of the Company's Common Stock at an exercise price of $1.22 per share. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the "Regulation S Sale"). At the time the placement was concluded, the average bid and ask price of the Company's Common Stock was approximately $1.22 per share.

The Preferred Shares were convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, without additional consideration. Pursuant to the Subscription Agreement, the Series D Holder, or any subsequent holder of the Preferred Shares, was prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock of the Company. Due to this contractual ownership limitation, the Series D Preferred Shares were converted in increments that, together with all shares of the Company's Common Stock held by the Holder, would not exceed 4.99% of the Company's outstanding Common Stock. The number of fully paid and non-assessable shares of Common Stock, no par value, of the Company issued upon conversion was determined by dividing (i) the sum of $10,000 by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" was equal to seventy five percent (75%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion. The shares underlying the Preferred Shares and Warrants were entitled to demand registration rights in the event that Regulation S was amended prior the conversion of the Preferred Stock. This right expired upon conversion.

In connection with the Regulation S Sale, the Company issued 4 Preferred Shares to Settondown Capital International, Ltd., an unaffiliated Investment Banker for placement fees and paid legal fees of $5,000. Net proceeds to the Company of $495,000 were used for working capital and the continuous research, development and testing of the Company's Computed Tomography Laser Mammography (CTLM(TM)) device.

The Series D Preferred Stock was subsequently converted, in increments of less than 4.9% of the Company's outstanding shares, into an aggregate of 1,717,134 common shares.

Series E Preferred Stock
------------------------

On February 5, 1998, the Company finalized the private placement to Austost Anstalt Schaan and Balmore Funds S.A. of 50 shares of its Series E Convertible Preferred Stock (the "Preferred Shares"), at a purchase price of $10,000 per share and Warrants to purchase up to 25,000 shares of the Company's Common Stock at an exercise price of $1.093 per share. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the "Regulation S Sale"). At the time the placement was concluded, the average bid and ask price of the Company's Common Stock was approximately $1.093 per share.

The Preferred Shares were convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter without additional consideration. Pursuant to the Subscription Agreement, the Series E Holder, or any subsequent holder of the Preferred Shares, was prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock of the Company. Due to this contractual ownership limitation, the Series E Preferred Shares were converted, in increments that, together with all shares of the Company's Common Stock held by the Holder, would not exceed 4.99%. The number of fully paid and non-assessable shares of Common Stock, no par value, of the Company issued upon conversion was determined by dividing (i) the sum of $10,000 by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy five percent (75%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion.

The shares underlying the Preferred Shares and Warrants were entitled to demand registration rights in the event that Regulation S was amended prior the conversion of the Preferred Stock. This right expired upon conversion.

In connection with the Regulation S Sale, the Company issued 4 Preferred Shares to Settondown Capital International, Ltd., an unaffiliated Investment Banker for placement fees and paid legal fees of $5,000. Net proceeds to the Company of $495,000 were used for working capital and the continuous research, development and testing of the Company's Computed Tomography Laser Mammography (CTLM(TM)) device.

The Series E Preferred Stock was subsequently converted, in increments of less than 4.9% of the Company's outstanding shares, into an aggregate of 1,282,826 common shares.

Series F Preferred Stock
------------------------

On February 20, 1998, the Company finalized a private placement to Dominion Capital Fund, LTD and Canadian Advantage, LTD of 75 shares of its Series F Convertible Preferred Stock (the "F Preferred Shares") at a purchase price of $10,000 per share. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the "Regulation S Sale"). At the time the placement was concluded, the average bid and ask price of the Company's Common Stock was approximately $1.31 per share.

The F Preferred Shares pay a dividend of 6% per annum, payable in Common Stock at the time of each conversion and were convertible, at any time, commencing May 15, 1998 and for a period of two years thereafter without additional consideration. Pursuant to the Subscription Agreement, the Series F Holder, or any subsequent holder of the F Preferred Shares, was prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock of the Company. Due to this contractual ownership limitation, the Series F Preferred Shares were converted, in increments that, together with all shares of the Company's Common Stock held by the Holder, would not exceed 4.99% of the Company's outstanding Common Stock. The number of fully paid and non-assessable shares of Common Stock, no par value, of the Company issued upon conversion was determined by dividing (i) the sum of $10,000 plus any earned dividends by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy percent (70%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion. The shares underlying the Preferred Shares are entitled to demand registration rights in the event that Regulation S was amended prior the conversion of the Preferred Stock. Pursuant to these demand rights the 1,971,375 shares of Common Stock issued upon the conversion of the Series F Preferred are being registered on behalf of the Holders (the "Series F Preferred Holders") pursuant to the Registration Statement of which this Prospectus is a part (the "Registration Statement").

In connection with the Regulation S Sale, the Company paid, Rolcan Finance, Ltd. an aggregate of $50,000 for placement and legal fees. Net proceeds to the Company of $700,000 were used for working capital and the continuous research, development and testing of the Company's Computed Tomography Laser Mammography (CTLM(TM)) device.

Series G Preferred Stock
------------------------

On March 17, 1999, the Company finalized a private placement to Amro International, S.A., Nesher Inc., Hewlett Fund, and Guaranty & Finance Ltd. of 35 shares of its Series G Convertible Preferred Stock (the "Preferred Shares") at a purchase price of $10,000 per share and two year Warrants to purchase 65,625 shares of the Company's Common Stock at an exercise price of $.50 per share. The offering was conducted pursuant to Regulation D as promulgated under the Securities Act of 1933, as amended (the "Regulation D Sale"). At the time the placement was concluded, the average bid and ask price of the Company's Common Stock was approximately $.34 per share. In connection with the Regulation D Sale, the Company paid Settondown Capital International, Ltd., and Libra Finance S.A., unaffiliated Investment Bankers an aggregate of 3 shares of the Series G Preferred Stock for placement and legal fees. Net proceeds to the Company of $350,000 will be used for working capital and the continuous research, development and testing of the Company's Computed Tomography Laser Mammography (CTLM(TM)) device.

The Series G Preferred has no dividend provisions. The number of fully paid and non-assessable shares of Common Stock, no par value, of the Company to be issued upon conversion will be determined by dividing (i) the sum of $10,000 (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to lesser of (i) seventy-five percent (75%) discount to the two lowest bids in a ten day period immediately preceding the conversion date; or (ii) $.54. There is no floor on the conversion price and no time limits on conversion. The shares can be converted at any time without additional consideration. Pursuant to the Subscription Agreement, and Series G Designation, the Series G Holder, or any subsequent holder of the Preferred Shares, is prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock of the Company. Due to this ownership limitation, the Series G Preferred Shares can only be converted in increments that, together with all shares of the Company's Common Stock held by the Holder, would not exceed 4.99%. Pursuant to the terms of the Registration Rights Agreement between the Company and the Series G Holders, the Company is required to register 100% of the number of shares that would be required to be issued if the Preferred Stock were converted on the day before the filing of the Registration Statement. In the event that the Registration Statement was not filed within 14 days from the closing or that it is not declared effective within 60 days, the Company will be required to pay the Series G Holders, as liquidated damages for failure to have the Registration Statement declared effective, and not as a penalty three (3%) percent of the principal amount of the Securities for each thirty (30) day period thereafter until the Company procures registration of the Securities. In the event that the Registration Statement is not declared effective within 120 days, the Series G Holders have the right to force the Company to redeem the Series G Preferred at a redemption price of 120% of the face value of the Preferred. Pursuant to the Registration Rights Agreement, 100% of that number of shares that would be required to be issued if the G Preferred Stock were converted on the day before the filing of the Registration Statement (1,320,132) are being registered herein on behalf of the Holders.

Since the conversion price of the Series G Preferred is based on 75% of the Average Price, without a limit on the number of shares that can be issued upon conversion, in the event that the price of the Company's Common Stock decreases, the percentage of shares outstanding that will be held by the Series G Holders upon conversion will increase accordingly. The lower the Average Price, the greater the number of shares to be issued to the Holders upon conversion, thus increasing the potential profits to the Holder when the price per share increases and the Holder sells the Common Shares. The Preferred Stocks potential for increased share issuance and profit in addition to a stock overhang of an undeterminable amount may depress the price of the Company's Common Stock.

In the event of a voluntarily or involuntarily liquidation of the Company while the Series G Preferred is outstanding the holders are entitled to a preference in distribution of the Company's property available for distribution equal to $10,000 per share.

Series H Preferred Stock
------------------------

On June 2, 1998, the Company finalized a private placement to Austost Anstalt Schaan and Balmore Funds S.A. of 100 shares of its Series H Convertible Preferred Stock (the "Preferred Shares") at a purchase price of $10,000 per share and 75,000 A Warrant and 50,000 B Warrants. The A and B Warrants are exercisable at $1.00 and $1.50 per share, respectively. The offering was conducted pursuant to Regulation D as promulgated under the Securities Act of 1933, as amended (the "Regulation D Sale"). At the time the placement was concluded, the average bid and ask price of the Company's Common Stock was approximately $.56 per share. In connection with the Regulation D Sale, the Company paid Settondown Capital International, Ltd., an unaffiliated Investment Banker an aggregate of $10,000 and 8 shares of the Series H Preferred Stock for placement and legal fees. Net proceeds to the Company of

$990,000 were used for working capital and the continuous research, development and testing of the Company's Computed Tomography Laser Mammography (CTLM(TM)) device. As of the date of this Prospectus, 5 shares of Series H Preferred Stock have been converted into 99,502 shares of Common Stock at a conversion price of $.5025 per share.

The number of fully paid and non-assessable shares of Common Stock, no par value, of the Company to be issued upon conversion will be determined by dividing (i) the sum of $10,000 (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to lesser of seventy-five percent (75%) of the Average Price (the lowest closing bid price of the Corporation's Common Stock for the ten-day trading period ending on the day prior to the date of conversion). There is no floor on the conversion price and no time limits on conversion. The shares can be converted at any time without additional consideration. Pursuant to the Subscription Agreement, the Series H Holder, or any subsequent holder of the Preferred Shares, is prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock of the Company. Due to this contractual ownership limitation, the Series H Preferred Shares can only be converted in increments that, together with all shares of the Company's Common Stock held by the Holder, would not exceed 4.99%. Pursuant to the terms of the Registration Rights Agreement, as amended, between the Company and the Series H holder, the Company has registered herein 100% of that number of shares that would be required to be issued if the Preferred Stock were converted on the day before the filing of the Registration Statement (2,661,698 shares). The Company is in technical default of the Registration Rights Agreement, which required the Registration Statement to be declared effective by October 2, 1998. Pursuant to the Registration Rights Agreement, the Company is required to pay the Series H Holders in cash or in stock, as liquidated damages for failure to have the Registration Statement declared effective, and not as a penalty, two (2%) percent of the principal amount of the Securities for the first thirty (30) days, and three (3%) percent of the principal amount of the Securities for each thirty (30) day period thereafter until the Company procures registration of the Securities. Pursuant to the Registration Rights Agreement, liquidated damages of $169,000 have accrued as of March 31, 1999. The Company is presently unable to comply with the liquidated damage provision payment and no assurances can be given that it will be able to do so in the future. On March 25, 1999, the Company issued 424,242 shares of restricted Common Stock with registration rights to the Series H shareholders in lieu of cash for liquidated damages through March 2, 1999. The value of these shares was $140,000, leaving a balance of $29,000 due for liquidated damages through March 31, 1999. The Company has the option of paying the accrued dividends and liquidated damages in Common Stock.

Since the conversion price of the Series H Preferred is based on 75% of the Average Price, without a limit on the number of shares that can be issued upon conversion, in the event that the price of the Company's Common Stock decreases, the percentage of shares outstanding that will be held by the Series H Holders upon conversion will increase accordingly. The lower the Average Price, the greater the number of shares to be issued to the Holders upon conversion, thus increasing the potential profits to the Holder when the price per share increases and the Holder sells the Common Shares. The Preferred Stocks potential for increased share issuance and profit in addition to a stock overhang of an undeterminable amount may depress the price of the Company's Common Stock.

In the event of a voluntarily or involuntarily liquidation of the Company while the Series H Preferred is outstanding the holders are entitled to a preference in distribution of the Company's property available for distribution equal to $10,000 per share.

Series I Preferred
------------------
On April 6, 1999, the Company also entered into a Subscription Agreement with Charlton whereby the Company agreed to issue to Charlton 138 shares of its Series I, 7% Convertible Preferred Stock. The Company's Board of Directors established the value of the Series I Preferred at $10,000 per share. Consideration for the subscription was paid as follows:

         (1) Forgiveness of all of the interest due and payable (approximately $725,795) in connection with the Series B convertible Preferred Stock.
         (2) Settlement and dismissal, with prejudice, of all litigation concerning the Series B convertible Preferred Stock and the exchange of mutual releases.

         (3) Cancellation of 112,500 Warrants that were issued with the Series B Convertible Preferred Stock; and
         (4) The amendment of the Series B Preferred designation to impose a limitation on the owner(s) of the Series B Convertible Preferred Stock to ownership of not more than 4.99% of the Company's outstanding Common Stock at any one time.

The Series I Preferred pay a 7% premium, to be paid in cash or freely trading Common Stock in the Company's sole discretion, at the time of each conversion. The number of fully paid and non-assessable shares of Common Stock, no par value, of the Company to be issued upon conversion will be determined by dividing (i) the sum of $10,000 (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy five percent (75%) of the Average Closing Price of the Company's Common Stock for the five-day trading period ending on the day prior to the date of the conversion. The shares can be converted at any time without additional consideration. Pursuant to the Series I Designation and the Subscription Agreement, the Series I Holder, or any subsequent holder of the Preferred Shares, is prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock of the Company. Due to this contractual ownership limitation, the Series I Preferred Shares can only be converted in increments that, together with all shares of the Company's Common Stock held by the Holder, would not exceed 4.99%.

Pursuant to the Registration Rights Agreement, 100% of that number of shares that would be required to be issued if the I Preferred Stock were converted on the day before the filing of the Registration Statement (5,935,484) are being registered herein on behalf of the Holders.

Since the conversion price of the Series I Preferred is based on 75% of the Average Price, without a limit on the number of shares that can be issued upon conversion, in the event that the price of the Company's Common Stock decreases, the percentage of shares outstanding that will be held by the Series I Holders upon conversion will increase accordingly. The lower the Average Price, the greater the number of shares to be issued to the Holders upon conversion, thus increasing the potential profits to the Holder when the price per share increases and the Holder sells the Common Shares. The Preferred Stocks potential for increased share issuance and profit in addition to a stock overhang of an undeterminable amount may depress the price of the Company's Common Stock.

In the event of a voluntarily or involuntarily liquidation of the Company while the Series I Preferred is outstanding the holders are entitled to a preference in distribution of the Company's property available for distribution equal to $10,000 per share.

The offering was conducted pursuant to Regulation D as promulgated under the Securities Act of 1933, as amended (the "Regulation D Sale"). At the time the placement was concluded, the average bid and ask price of the Company's Common Stock was approximately $.39 per share.

Convertible Debenture
---------------------
The Company also entered into a Subscription Agreement with Charlton, pursuant to which Charlton purchased a Convertible Debenture for $1,100,000. In addition, the Company may draw down a second tranche in the amount of $825,000 anytime thirty (30) days after the effective date of the Registration Statement as long as the Company maintains an average closing bid price of $.45 for the ten (10) trading days immediately prior to the date the Company requests the second funding tranche. The Company may draw down a third tranche in the amount of $825,000 anytime sixty (60) days after the effective date of the Registration Statement as long as the Company maintains an average closing bid price of $.45 for the ten (10) trading days immediately prior to the date the Company requests the third funding tranche. When concluded, assuming all the conditions set forth above are met, the proceeds from the Debenture offering will be $2,750,000.

The Debentures pay a 7% premium, to be paid in cash or freely trading Common Stock in the Company's sole discretion, at the time of each conversion and is secured by mortgage on the Company's corporate office building. The Debentures are subject to automatic conversion at the end of two years from the date of issuance. The Mortgage will be released after the Registration Statement covering the Common Stock underlying the Debentures has been declared effective and upon the earlier of (a) the day the Company qualifies for listing on AMEX or NASDAQ, as long as said listing requirements are not being met through a reverse split of the Company's

Common Stock or (b) 180 days from the date the Company receives the third tranche, as described above.

Pursuant to the Registration Rights Agreement, 100% of that number of shares that would be required to be issued if the Debenture were converted on the day before the filing of the Registration Statement (2,767,296 shares) are being registered herein on behalf of the Holders.

The number of fully paid and non-assessable shares of Common Stock, no par value, of the Company to be issued upon conversion will be determined by dividing (i) the sum of $10,000 (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy five percent (75%) of the Average Closing Price of the Company's Common Stock for the five-day trading period ending on the day prior to the date of the conversion. The Debenture can be converted at any time without additional consideration. Pursuant to the Subscription Agreement, the Debenture Holder, or any subsequent holder of the Debenture, is prohibited from converting any portion of the Debenture which would result in the Holder being deemed the beneficial owner, in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 4.99% or more of the then issued and outstanding Common Stock of the Company. Due to this contractual ownership limitation, the Debentures can only be converted in increments that, together with all shares of the Company's Common Stock held by the Holder, would not exceed 4.99%. Since the conversion price of the Series I Preferred is based on 75% of the Average Price, without a limit on the number of shares that can be issued upon conversion, in the event that the price of the Company's Common Stock decreases, the percentage of shares outstanding that will be held by the Debenture Holders upon conversion will increase accordingly. The lower the Average Price, the greater the number of shares to be issued to the Holders upon conversion, thus increasing the potential profits to the Holder when the price per share increases and the Holder sells the Common Shares. The Preferred Stocks potential for increased share issuance and profit in addition to a stock overhang of an undeterminable amount may depress the price of the Company's Common Stock.

In the event of a voluntarily or involuntarily liquidation of the Company while the Debenture is outstanding the holders are entitled to a preference in distribution of the Company's property available for distribution equal to the Debentures then outstanding principal and interest and will be able to foreclose against the Mortgage.

The offering was conducted pursuant to Regulation D as promulgated under the Securities Act of 1933, as amended (the "Regulation D Sale"). At the time the placement was concluded, the average bid and ask price of the Company's Common Stock was approximately $.39 per share.

The proceeds from the sale of the Debenture ($1,100,000) will be used for clinical investigational trial expenses and working capital.

PRIVATE PLACEMENT OF COMMON STOCK
---------------------------------

In August 1998, the Company sold 200,000 shares of restricted Common Stock to Frank Giambroni, an unaffiliated third party, pursuant to Regulation D for an aggregate purchase price of $60,000. No placement fee was paid in connection with this offering. Net proceeds of $59,990 were used to pay the salaries of the Company's non-executive employees. At the time the placement was concluded, the average bid and ask price of the Company's Common Stock was approximately $.28 per share. These shares are subsequently being registered herein.

In September 1998, the Company sold one unit, consisting of a $250,000 promissory note and 200,000 shares of Common Stock, to Settondown Capital International, Ltd., an unaffiliated third party, pursuant to Regulation D, for an aggregate purchase price of $250,000. These Shares are included in the Registration Statement of which this Prospectus is a part. See "Selling Security Holders". At the time the sale occurred, the average bid and ask price of the Company's Common Stock was $.595. The Note bears interest at the rate of 12% per annum. The Note is personally guaranteed by Linda B. Grable, the Company's President. The repayment of the Note, which was originally due on October 2, 1998 was extended three times and now due August 2, 1999. The Company has not received a notice of default in connection with this Note. In connection with the sale, the Company paid the sum of $23,000 to Manchester Asset Management, Ltd., an unaffiliated third party, as a placement fee. Net proceeds of $227,000 were used as follows: (i) salaries ($21,849-executive officers and $62,447-employees) (ii) machinery and equipment $5,959; (iii) operating expenses ($55,240-inventory parts and assemblies, employee health insurance, workers comp. and property insurance) and (iv) working capital $82,000). Pursuant to the terms of the Note the principal and interest is payable in cash, however the Company may try to negotiate repayment in Common Stock. The Company intends to repay the note either from the Debenture or other equity and/or debt financing or by the issuance of additional securities.

In October 1998, the Company sold one unit, consisting of a $100,000 promissory note and 80,000 shares of Common Stock, to Avalon Capital, Inc., an unaffiliated third party, pursuant to Regulation D for an aggregate purchase price of $100,000. These Shares are included in the Registration Statement of which this Prospectus is a part. See "Selling Security Holders". No placement fee was paid in connection with this offering, however the Company did issue 5,000 shares of Common Stock to Goldstein, Goldstein and Reis LLC, an unaffiliated third party, as payment for the attorneys fees incurred by the Purchaser pursuant to the offering. At the time the placement was concluded, the average bid and ask price of the Company's Common Stock was approximately $.50 per share. The Note bears interest at the rate of 12% per annum. The note, which was originally due November 2, 1998, was extended three times and is now due August 2, 1999. The Company has not received a notice of default in connection with the Note. The
Note is personally guaranteed by Linda B. Grable, the Company's President. Net proceeds of $100,000 were used as follows: (i) salaries ($21,849-executive officers and $62,448-employees) and (ii) working capital $15,703. Pursuant to the terms of the Note the principal and interest is payable in cash, however the Company may try to negotiate repayment in Common Stock. The Company intends to repay the note either from the Debenture or other equity and/or debt financing or by the issuance of additional securities.

In October 1998, the Company sold one unit, consisting of a $250,000 promissory note and 210,000 shares of Common Stock, to GCA Strategic Investment Fund Ltd., an unaffiliated third party, pursuant to Regulation D for an aggregate purchase price of $210,000. These Shares are included in the Registration Statement of which this Prospectus is a part. See "Selling Security Holders". At the time the placement was concluded, the average bid and ask price of the Company's Common Stock was approximately $.43 per share. The Note bore interest at the rate of 12% per annum and was personally guaranteed by Linda B. Grable, the Company's President. In connection with the sale, the Company paid the sum of $23,000 to LKB Financial LLC, an unaffiliated third party, as a placement fee. Net proceeds of $100,000 were used as follows: (i) salaries ($21,849-executive officers and $62,448-employees) and (ii) working capital $15,703. The Note, and all accrued interest, was paid in January 1999. The officers of the Company provided the payment for this loan through the sale of a portion of their shares of the Company's Common Stock.

In November, the Company issued 286,000 shares of Common Stock as partial consideration for a $115,000 aggregate loan to the Company by Deborah O'Brien, an employee and the niece of Linda Grable. At the time the loan was concluded, the average bid and ask price of the Company's Common Stock was approximately $.625 per share. The Company is also obligated to repay the lender the sum of $50,000.00. In January, the Company issued a Note evidencing this indebtedness. The Note bears interest at the rate of 7% per annum and is due and payable upon demand. Net proceeds of $115,000 were used as follows: (i) salaries ($21,849-executive officers and $62,447-employees) (ii) operating expenses ($16,345-inventory parts and assemblies, employee health insurance, workers comp. and property insurance) and (iv) working capital ($14,359). The Company was also obligated to repay the lender the sum of $50,000.00. On April 8, 1999, the company paid the balance due on the loan of $47,396 to the lender. These Shares are included in the Registration Statement of which this Prospectus is a part. See "Selling Security Holders".

Issuance of Stock for Services
------------------------------

The Company from time to time, has and may continue to issue stock for services performed and to be performed by consultants, all of which have been unaffiliated. The consultants provided the following consulting services pursuant to their Consulting Agreements.

         Legal-General Counseling.

         Legal-Litigation Counseling.

         Investor Relations-Introducing the Company and its emerging technology to stockbrokers and the investment community.

         Shareholder Relations-Keeping shareholders informed of new developments.

         Public Relations-Creating public awareness of the Company and its emerging technology to the public through print and electronic media.

         Product Planning & Feasibility-Research into all aspects of product planning and its acceptance into the medical imaging marketplace.

         Clinical Site Consulting-Selection and introduction to potential clinical sites.

         Design Consulting-Design and feasibility of components for the CTLM(TM).

         SEC Filing and Compliance-Filing and compliance consultation.

         Engineering-Mechanical engineering and prototype development.

         Video Production Consultant-Script writing and production consultation.

Since the Company has generated no revenues to date, its ability to obtain and retain consultants may be dependent on its ability to issue stock for services in lieu of cash payment. Since 1996, the Company has issued an aggregate of 1,806,500 shares of Common Stock to independent consultants pursuant to Registration Statements on Form S-8. The aggregate fair market value of the shares was $2,327,151. The issuance of large amounts of Common Stock for services rendered or to be rendered and the subsequent sale of such shares may depress the price of the Common Stock. In addition, since each new issuance of Common Stock dilutes existing shareholders, the issuance of substantial additional shares may effectuate a change of control of the Company.

FINANCING/EQUITY LINE OF CREDIT

The Company will require substantial additional funds for its research and development programs, pre-clinical and clinical testing, operating expenses, regulatory processes and manufacturing and marketing programs. The Company's capital requirements will depend on numerous factors, including the progress of its research and development programs, results of pre-clinical and clinical testing, the time and cost invoked in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and changes in the Company's existing research, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that the Company may establish. Moreover, the Company's fixed commitments, including salaries and fees for current employees and consultants, and other contractual agreements are likely to increase as additional agreements are entered into and additional personnel are retained.

On November 20, 1998, the Company finalized a $15 Million, three year, Equity Line of Credit Agreement, whereby the Company, as it deems necessary, may raise capital through the sale of its Common Stock to Austost Anstalt Schaan and Balmore Funds S.A., which represent a consortium of prominent European banking institutions (the "Investors"). Austost Anstalt Schaan and Balmore Funds S.A will be deemed the beneficial owners of the shares.

Pursuant to the Equity Line of Credit Agreement, the Company may, but is not obligated to, sell to the Investors shares of the Company's Common Stock at a purchase price of 80% of the market price if the shares are traded in the OTC Bulletin Board and 85% of the market price if traded on Nasdaq Small Cap Stock Market or American Stock Exchange. As of June 15, 1999, based on the average bid and ask price on that date of $.31,60,483,870 shares of Common Stock would have to be issued in order to completely utilize the Equity Line of Credit. However, if the Company utilizes the Equity Line of Credit, it intends to do so over a period of three years, at times that are as advantageous as possible to the Company. It addition, the limitations set forth below would prohibit the Company from utilizing the entire Line of Credit at one time.

The Investors are committed, subject to certain limitations discussed below, to purchase that number of shares noticed for sale by the Company (the "Put Notice"), however the maximum amounts that the Company can require the Investor to purchase at any one time are indicated in the table below opposite the heading Closing Price (the range in which the Closing Price is on the date the Company elects to exercise its right to tender a notice of sale to the Investors, referred to as the "Put Date") and below the heading 30 Day Average Daily Trading Volume (the range of the trading volume of the Company's Common Stock for the thirty day trading period prior to the Put Date).

---------------- ------------- --------------- ----------------- --------------- -------------- --------------
                 30-Day Avg.   30-Day Avg.     30-Day Avg.       30-Day Avg.     30-Day Avg.    30-Day Avg.
                 Daily         Daily Trading   Daily Trading     Daily Trading   Daily          Daily
Closing Price    Trading       Volume          Volume            Volume          Trading        Trading
                 Volume        50,001-75,000   75,001-100,000    100,001-125,000 Volume         Volume
                 25,000-50,000                                                   125,001-       150,001 and
                                                                                 150,000        Above
---------------- ------------- --------------- ----------------- --------------- -------------- --------------
$0.50-$1.00      $100,000      $150,000        $200,000          $250,000        $300,000       $350,000
---------------- ------------- --------------- ----------------- --------------- -------------- --------------
$1.01 - $1.50    $150,000      $200,000        $250,000          $300,000        $350,000       $400,000
---------------- ------------- --------------- ----------------- --------------- -------------- --------------
$1.51 - $2.00    $200,000      $250,000        $300,000          $350,000        $400,000       $450,000
---------------- ------------- --------------- ----------------- --------------- -------------- --------------
$2.01 - $2.50    $250,000      $300,000        $350,000          $400,000        $450,000       $500,000
---------------- ------------- --------------- ----------------- --------------- -------------- --------------
$2.51 - $3.00    $300,000      $350,000        $400,000          $450,000        $500,000       $550,000
---------------- ------------- --------------- ----------------- --------------- -------------- --------------
$3.01 - $3.50    $350,000      $400,000        $450,000          $500,000        $550,000       $600,000
---------------- ------------- --------------- ----------------- --------------- -------------- --------------
$3.51 - $4.00    $400,000      $450,000        $500,000          $550,000        $600,000       $650,000
---------------- ------------- --------------- ----------------- --------------- -------------- --------------
$4.01 - Above    $450,000      $500,000        $550,000          $600,000        $650,000       $700,000
---------------- ------------- --------------- ----------------- --------------- -------------- --------------

The number of shares noticed for sale by the Company must be the subject of an effective Registration Statement prior to the time the Company elects to exercise its right to tender a notice requiring the Investors to purchase shares of the Company's Common Stock.

The Investors obligations under the Equity Line of Credit are contingent upon any effect on the business, Bid Price, trading volume of the Common Stock, operations, properties, prospects, results of operations, or financial condition of the Company that is material and adverse to the Company and its subsidiaries and affiliates, individually, or taken as a whole, and/or any condition, circumstance, or situation that would prohibit or otherwise interfere with the ability of the Company to enter into and perform any of its obligations under this Agreement, the Registration Rights Agreement, the Escrow Agreement, or the Warrants in any material respect.

The right of the Company to deliver a Put Notice and the obligation of the Investors hereunder to acquire and pay for the Put Shares is subject to the normal and customary contract representations and warranties, breach of contract provisions and the following conditions:

         1. The Company shall have filed with the SEC a Registration Statement with respect to the resale of at least that amount of Common Stock contained in the Put Notice (the "Securities").
         2. The Registration Statement shall have previously become effective and shall remain effective until the Securities are sold or until two years from the date of issuance and (i) no notice has been received that the SEC has issued or intends to issue a stop order or that the SEC otherwise has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, or intends or has threatened to do so (unless the SEC's concerns have been addressed and the Investors are reasonably satisfied that the SEC no longer is considering or intends to take such action), and (ii) no other suspension of the use or withdrawal of the effectiveness of the Registration Statement or related prospectus shall exist. The Registration Statement must be declared effective by the SEC prior to the first and each subsequent Put Date.
         3. The Company shall have obtained all permits and qualifications required by any state for the offer and sale of the Put Shares, or shall have the availability of exemptions therefrom. The sale and issuance of the Put Shares shall be legally permitted by all laws and regulations to which the Company is subject.
         4. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly and adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting or adversely affecting any of the transactions contemplated by this Agreement.
         5. Since the date of the Equity Line of Credit Agreement, no event has had or is reasonably likely to have a material adverse effect on the Company and its operations has occurred.

         6. The trading of the Company's Common Stock has not been suspended, and the Common Stock has not been de-listed or threatened by de-listing, and the issuance of the Securities to the Investors shall not violate the shareholder approval requirements of the OTC Bulletin Board, the Nasdaq Small-Cap Market, or the American Stock Exchange, as applicable.
         7. The number of Put Shares to be purchased by each Investor will not exceed the number of such shares which, when aggregated with all other shares of Common Stock then owned by such Investor beneficially or deemed beneficially owned by such Investor, would result in any Investor owning more than 4.99% of all of such Common Stock as would be outstanding on such Closing Date, as determined in accordance with Rule 13d-3 of the Exchange Act and the regulations promulgated thereunder.
         8. The closing bid price of the Company's Common Stock must equal or exceed $.50 per share for the six day period commencing three (3) trading days immediately preceding the Put Notice, the trading day the Put Notice is deemed delivered and the two trading days immediately following the Trading Day on which a Put Notice is deemed to be delivered.
         9. The average trading volume for the Common Stock over the previous thirty trading days must exceed 25,000 shares per Trading Day.

The Investors, as holders of Common Stock, shall have the same rights as all other holders of Common Stock. Holders of the Common Stock are entitled to one vote for each share in the election of directors and in all other matters to be voted on by the shareholders. There is no cumulative voting in the election of directors. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company (the "Board") out of funds legally available thereof and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights of the holders of the Common Stock are subject to any rights that may be fixed for holders of Preferred Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Although the equity line of credit is in place, the Company and the investors will have to amend the agreement to provide for a draw down and issuance of the Common Stock pursuant to Regulation D and then registration of the shares or the Company will have to file a shelf registration, if the such registration is available to the Company at the time that it intends to use the equity line of credit.

Although no assurances can be made, the Company anticipates that it will need approximately $9,000,000, in addition to its present capital requirements, over the next two year period to complete all necessary stages in order to enable it to market the CTLM(TM) in the United States and foreign countries. If the need should arise for capital in excess of the Equity Line or if the Equity Line is unavailable due to the price of the Company's Common Stock or the Company is unable to comply with the registration provision, the Company may seek additional funding through public or private financing, collaboration, licensing and other arrangements with corporate partners. See "Management's Discussion and Analysis of Financial Discussion" and Results of Operations and "Financial Statements" and "Risk Factors".

If the Company utilizes the Equity Line of Credit or additional funds are raised by issuing equity securities, especially Convertible Preferred Stock, dilution to existing Shareholders will result and future investors may be granted rights superior to those of existing Shareholders. Moreover, substantial dilution may result in a change in control of the Company. There can be no assurance, however, that additional financing will be available when needed, or if available, will be available on acceptable terms. Insufficient funds may prevent the Company from implementing its business strategy or may require the Company to delay, scale back, or eliminate certain of its research and product development programs or to license to third parties rights to commercialize products or technologies that the Company would otherwise seek to develop itself.

In connection with the Equity Line of Credit Agreement, the Company issued 25,000 shares of Common Stock to Goldstein, Goldstein and Reis LLC, an unaffiliated third party, as payment for the attorneys fees incurred by the Equity Line funders.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of Common Stock of the Company as of June 16, 1999 as to (a) each person known to the Company who beneficially owns more than 5% of the outstanding shares of its Common Stock;
(b) each current director executive officer; and (c) all executive officers and directors of the Company as a group, calculated as required by the Act.

The actual number of shares of Common stock held by Richard Grable and Linda Grable, without giving effect to options, are 11,384,540 and 3,445,800 shares respectively. Both Richard Grable and Linda Grable specifically disclaim any beneficial interest in each other's shares.

Name and Address                 Number of Shares Owned           % of Outstanding
of Beneficial Owner              Beneficially (1)(2)              Shares of Common Stock
-------------------              ----------------------           ----------------------
Richard J. Grable                   16,968,491(3)                      34.3%
C/o 6351 NW 18th Court
Plantation, FL 33313

Linda B. Grable                     16,968,491(4)                      34.3%
C/o 6351 NW 18th Court
Plantation, FL 33313

Allan L. Schwartz                   4,434,913 (5)                        9.1%
C/o 6351 NW 18th Court
Plantation, FL 33313

All officers and directors          21,403,404 (6)                     43.4%
as a group (3 persons)



(1) Except as indicated in the footnotes to this table, based on information provided by such persons, the persons named in the table above have sole voting power and investment power with respect to all shares of Common Stock shown beneficially owned by them.
(2) Percentage of ownership is based on 47,408,209 shares of Common Stock outstanding as of June 18, 1999 plus each person's options that are exercisable within 60 days. Shares of Common Stock subject to stock options that are exercisable within 60 days as of June 18, 1999 are deemed outstanding for computing the percentage of that person and the group.
(3) Includes 1,015,818 shares subject to options and 3,445,800 shares owned by the wife of Richard J. Grable, Linda B. Grable, of which he disclaims beneficial ownership p.
(4) Includes 1,015,818 shares subject to options and 7,162,797 shares owned by the husband of Linda B. Grable, Richard J. Grable, of which she disclaims beneficial ownership.
(5) Includes 1,122,333 shares subject to options and 9,000 shares owned by the wife of Allan L. Schwartz, Carolyn Schwartz, of which he disclaims beneficial ownership.
(6) Includes 2,031,636 shares subject to options held by Linda and Richard Grable and 122,333 shares subject to options held by Allan Schwartz. Also includes 9,000 shares owned by the wife of Allan L. Schwartz, Carolyn Schwartz, of which he disclaims beneficial ownership.

                                 DIVIDEND POLICY

To date, the Company has not declared or paid any dividends with respect to its capital stock, and the current policy of the Board of Directors is to retain any earnings to provide for the growth of the Company. Consequently, no cash dividends are expected to be paid on the Company's Common Stock in the foreseeable future. "See Risk Factors-Lack of Dividends".

                            SELLING SECURITY HOLDERS

The Selling Security Holders consist of certain common Stock Holders, the Series B, G, H and I Preferred Holders and the Holder of the Convertible Debentures.. The Registration Statement of which this Prospectus is a part is being filed, and the Shares offered hereby are included herein, pursuant to registration rights as provided for in the subscription agreement and registration rights agreements entered into between the Company and the Selling Security Holders (collectively, the "Registration Rights"). Due to (i) the ability of the Selling Security Holders to determine when and whether they will sell any Shares under this Prospectus and (ii) the uncertainty as to how many of the Warrants will be exercised and how many shares of Common Stock will be issued upon conversion of the Convertible Debenture and the Series B, G, H, and I, shares of Series H Preferred, the Company is unable to determine the exact number of Shares that will actually be sold pursuant to this Prospectus. The number of fully paid and non-assessable shares of Common Stock, no par value, of the Company to be issued upon conversion of the Convertible Debenture and the Series B, G, H, and I Series H Preferred will be determined by dividing (i) the sum of $10,000 (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy-five percent (75%), except in the case of the Series B Preferred which is equal to eighty two percent (82%) of the Average Price (the lowest closing bid price of the Corporation's Common Stock for the ten-ten-day trading period ending on the day prior to the date of conversion. Since the conversion price of the Series H Preferred shares is based on the market price of the Company's Common Stock, the number of Shares subject to registration rights will increase if the market price of the Common Stock decreases and will decrease if the market price increases. See "Sale of Unregistered Securities-Financing/Equity Line of Credit.

The following table identifies each Selling Security Holder based upon information provided to the Company, sets forth as of June 16, 1999 with respect to the Shares beneficially held by or acquirable by, as the case may be, each Selling Security Holder and the shares of Common Stock beneficially owned by the Selling Security Holders which are not covered by this Prospectus. No Selling Security Holder or its affiliates except for Deborah O'Brien have held any position, office, or other material relationship with the Company. Ms. O'Brien is an employee of the Company and the niece of Linda Grable. Ms. O'Brien shares were issued as partial compensation for a $115,000 loan to the Company.

                            SELLING SECURITY HOLDERS

----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
NAME OF INVESTOR              COMMON SHARES     PREFERRED       COMMON SHARES      COMMON SHARES     TOTAL NUMBER OF
                              OWNED PRIOR TO    SHARES OWNED    UNDERLYING         UNDERLYING        SHARES TO BE
                              OFFERING                          PREFERRED          WARRANTS          REGISTERED (2)
                                                                /DEBENTURE(1)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Balmore Funds SA
C/0 Trident Trust Company         261,872           H-47.5          2,043,011           50,000          2,354,883
(BVI) Limited
Trident Chambers
Road Town
Tortola, British Virgin
Islands (3)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Austost Anstalt Schaan
Ladstrasse 163                    261,872           H-47.5          2,043,011           50,000          2,354,883
9494 Furstentums
Vaduz, Liechtenstein(4)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Amro International, S.A.
c/o Ultra Finanz                     0               G-15            645,161            28,125            673,286
Grossmunsterplatz 6
Zurich CH 8022, Switzerland
(5)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Nesher Inc.
Ragnalt Houise                       0               G-8             344,086            15,000            359,086
18 Peel Road
Douglas, Isle of Man
1M14U2, United Kingdom (6)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Hewlett Fund
20 Adele Road                        0               G-5             215,054             9,375            224,429
Brooklyn, New York (7)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Guaranty & Finance Ltd.
Vallarino PH                         0               G-7             301,075            13,125            314,200
Calle 52, Panama (8)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Libra Finance SA
Trident Chambers                     0               G-2              86,022              0                86,022
PO Box 146, Road Town
Tortola. British Virgin
Islands (9)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Dominion Capital Fund C/o
Thomas Kernaghan & Co. Ltd.      1,334,996            0                 0                 0             1,334,996
365 Bay Street
Toronto, Ontario (10)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Canadian Advantage Ltd.
Partnership                       636,379             0                 0                 0              636,379
C/o Thomas Kernaghan & Co.
Ltd.
365 Bay Street
Toronto, Ontario (11)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Scott Hugh Goldstein
C/o 65 Broadway 10th  floor        25,000             0                 0                 0               25,000
New York, NY 10006
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Sheldon E. Goldstein
C/o 65 Broadway 10th Floor         25,000             0                 0                 0               25,000
New York, NY 10006
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Deborah O'Brien
C/o 6531 NW 18th Court            287,800             0                 0                 0              286,000
Plantation FL 33313
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
GCA Strategic Investment
Fund Ltd (12)                     210,000             0                 0                 0              210,000
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------


                                       79


----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
NAME OF INVESTOR              COMMON SHARES     PREFERRED       COMMON SHARES      COMMON SHARES     TOTAL NUMBER OF
                              OWNED PRIOR TO    SHARES OWNED    UNDERLYING         UNDERLYING        SHARES TO BE
                              OFFERING                          PREFERRED          WARRANTS          REGISTERED (2)
                                                                /DEBENTURE(1)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Avalon Capital, Inc.
487 Sherwood Drive                 80,000             0                 0                 0                 80,000
Salusaliton CA 94965 (13)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Charlton Avenue, llc
c/o Citco Trustees (Cayman)     1,931,123        Series B-390      15,342,250             0             27,940,040
Limited                                          Series I 138       5,935,484
P.O. Box 31106 SMB                                Debenture         4,731,183
Grand Cayman
Cayman Island, British West
Indies(14)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Settondown Capital
International, Ltd                200,000            H-8             344,086            25,000             612,097
Charlotte House, Charlotte                           G-1              43,011
Street
P.O. Box N 9204
Nassau, Bahamas (15)
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------
Frank Giambroni
118 Park Ave.                     200,000             0                 0                 0                200,000
Bay Head, NJ 08742
----------------------------- ----------------- --------------- ------------------ ----------------- -----------------

1 Based on the number of shares that would be required to be issued if the Preferred Stock and Debentures were converted at $.314716 and $.28785 per share (75% and 82% of the price prior to registration.
2. Where applicable, the Amount being registered is 100% of the number of shares that would be required to be issued if the Preferred Stock or Debenture were converted on the day before the filing of the Registration Statement plus Common Stock and the shares underling the Warrants.
3. Francois Morax and Matityahu Kaniel are the Directors of and have voting control over Balmore Funds S.A.
4. Thomas Hackl and Peter Nakowitz are the Directors of and have voting control over Austost Anstalt Schaan.
5. H.U. Bachofen is the Director of and has voting control over AMRO International, S.A.
6. David Grin and John Clark are the Directors of and have voting control over Nesher, Inc.
7.  Jenifer Spinner is the Director of and has voting control over Hewlett Fund.
8. Dr. Durling is the Director of and has voting control over Guaranty & Finance Ltd.
9.  Seymour Braun is the Director of and has voting control over Libra Finance
    SA.
10. Livingston Asset Management Ltd. has voting control over Dominion Capital Fund. David Sims has voting control over Livingstone.
11. VHM Management Ltd. holds the voting shares of Canadian Advantage Ltd. Ian McKinnon and Mark Valentine have voting control over VMH Management.
12. Prime Management LTD. has voting control of GCA Strategic Investment Fund LTD. John Kelly is the sole shareholder of and has voting control over Prime Management LTD.
13. Wayne Coleson is the sole shareholder of and has voting control over Avalon Capital, Inc.
14. Minglewood Capital LLC holds the voting shares of Charlton Avenue LLC. CTC Corporation LTD is the Director of Minglewood. Michael Francombe is a director of and has voting control over CTC Corporation LTD.
15. Anthony L.M. Inder Riden is the Director of and has voting control over Settondown Capital International, Ltd.

-------------------

                              PLAN OF DISTRIBUTION

The Registration Statement of which this Prospectus forms a part of and has been filed pursuant to the registration rights included in Subscription Agreement between the Company and the Selling Security Holders. To the Company's knowledge, as of the date hereof, the Selling Security Holders has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the Shares offered hereby, nor does the Company know the identity of the brokers or market makers which will participate in the offering.

The Shares covered hereby may be offered and sold from time to time by the Selling Security Holders. The Selling Security Holders will act independently of the Company in making decisions with respect to the timing, manner, and size of each sale. Such sale may be made on the OTC Bulletin Board or otherwise, at prices and on terms then prevailing or at prices related to the then market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods: (a) a block trade in which the broker-dealer engaged by the Selling Security Holders will attempt to sell Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by the broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. To the best of the Company's knowledge, the Selling Security Holders have not, as of the date hereof, entered into any arrangement with a broker or dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the Selling Security Holders may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Security Holders in amounts to be negotiated.

In offering the Shares, the Selling Security Holders and any broker-dealers who execute sales for the Selling Security Holders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Security Holders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions.

The Selling Shareholders have been advised by the Company that during the time each is engaged in distribution of the securities covered by this Prospectus, each must comply with Rule 10b-5 and Regulation M under the Exchange Act and Pursuant thereto: (i) each must not engage in any stabilization activity in connection with the Company's securities; (ii) each must furnish each broker through which securities covered by this Prospectus may be offered the number of copies of this Prospectus which are required by each broker; and (iii) each must not bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted under the Exchange Act Release 34-38067 (December 20, 1996) have been advised that they must coordinate their sales under this Prospectus with each other and the Company for purposes of Regulation M.

This offering will terminate on the earlier of (a) the date on which such Selling Security Holders' shares may be resold pursuant to Rule 144 under the Securities Act; or (b) the date on which all Shares offered hereby have been sold by the Selling Security Holders. There can be no assurance that the Selling Security Holders will sell any or all of the shares of Common Stock offered hereby.

                            DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 102,000,00 shares of capital stock of which 100,000,00 shares are Common Stock no par value and 2,000,000 shares are preferred, no par value. As of June 16, 1999, there were issued and outstanding 47,408,209 shares of Common Stock and. 390 shares of Series B Convertible Preferred Stock, 38 shares of Series G Convertible Preferred, 105 shares of Series H Convertible Preferred, 138 shares of Series I Convertible Preferred, Options to purchase 4,128,371 shares and Warrants to purchase 508,125 shares of Common Stock of the Company. In addition, an investor has subscribed for $2,750,000 in convertible debentures, $1,100,000 of which have been issued to date.

COMMON STOCK

Holders of the Common Stock are entitled to one vote for each share in the election of directors and in all other matters to be voted on by the shareholders. There is no cumulative voting in the election of directors. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company (the "Board") out of funds legally available thereof and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of Common Stock have no preemptive or conversion rights and is not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights of the holders of the Common Stock are subject to any rights that may be fixed for holders of Preferred Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

The Company's Articles of Incorporation authorize the issuance of "blank check" Preferred Stock with such designations, rights, and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to designate and issue additional series of Preferred Stock with dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, which could adversely affect the voting power or other rights of the holders of the Company's Common Stock, substantially dilute the common shareholder's interest and depress the price of the Company's Common Stock. See "Risk Factors-Authorization and Discretionary Issuance of Preferred Stock/Barriers to Takeover".

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

Effective August 1, 1997, the accounting firm of Margolies and Fink, Certified Public Accountants for the Company, changed the accounting firm's name to Margolies, Fink and Wichrowski, Certified Public Accountants.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE PROVISIONS SET FORTH IN THE COMPANY'S ARTICLES OF INCORPORATION, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

Certain legal matters in connection with the securities being offered hereby will be passed upon for the Company by Rebecca J. Del Medico, Esq., General Counsel of the Company. Ms. Del Medico currently owns approximately 47,100 shares of Common Stock of the Company.

                                     EXPERTS

The audited financial statements of Imaging Diagnostic Systems, Inc. incorporated by referenced herein have been examined by Margolies, Fink and Wichrowski, independent certified public accountants, for the periods and to the extent set forth in their respective report and are incorporated herein in reliance upon such report of said firm given under their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

The validity of the issuance of the Shares will be passed upon for the Company by Rebecca J. Del Medico, General Counsel of the Company.


                              FINANCIAL INFORMATION
The following financial statements should be read in conjunction with the financial statement information contained in and incorporated by reference from the Company's most recent report on Form 10-QSB, which is being furnished with this Prospectus.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)



                                TABLE OF CONTENTS


                                                                         Page

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS              F-1-2

         FINANCIAL STATEMENTS:

                  Balance Sheet                                           F-3

                  Statements of Operations                                F-4

                  Statements of Stockholders' Equity                     F-5-8

                  Statements of Cash Flows                               F-9-10

                  Notes to Financial Statements                          F-11-42

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors and Stockholders
Imaging Diagnostic Systems, Inc.


We have audited the accompanying balance sheet of Imaging Diagnostic Systems, Inc. (a Development Stage Company) as of June 30, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years ended June 30, 1998 and 1997 and for the period December 10, 1993 (date of inception) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Imaging Diagnostic Systems, Inc. (a Development Stage Company), as of June 30, 1998 and 1997 and the results of its operations and its cash flows for the years ended June 30, 1998 and 1997 and for the period December 10, 1993 (date of inception) to June 30, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the Company has restated its financial statements to reflect the changes in accounting for software development costs, recording the deemed dividends on the issuance of the preferred stock and recording the compensation on stock options in accordance with Accounting Principles Board Opinion No. 25.

The Company is in the development stage as of June 30, 1998 and to date has had no significant operations. Recovery of the Company's assets is dependent on future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/
Margolies, Fink and Wichrowski

Certified Public Accountants
Pompano Beach, Florida
August 6, 1998

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                                  Balance Sheet

                             June 30, 1998 and 1997

                                     ASSETS

                                                                                             1998             1997
                                                                                         ------------    ------------
                                                                                                          (restated)
Current assets:
  Cash                                                                                   $    310,116    $    383,223
  Restricted certificate of deposit                                                              --           103,500
  Loans receivable-other                                                                         --            10,073
  Inventory                                                                                 3,214,045            --
  Prepaid expenses                                                                             33,539          56,792
                                                                                         ------------    ------------

         Total current assets                                                               3,557,700         553,588
                                                                                         ------------    ------------

Property and equipment, net                                                                 2,920,980       3,293,297
Prototype equipment                                                                              --         1,216,585
Other assets                                                                                  688,463           9,635
                                                                                         ------------    ------------

                                                                                         $  7,167,143    $  5,073,105
                                                                                         ============    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses                                                  $  1,363,766    $    519,546
  Loan payable                                                                                285,407            --
  Current maturities of capital lease obligations                                               9,715           8,928
  Other current liabilities                                                                 2,155,978         319,547
                                                                                         ------------    ------------

         Total current liabilities                                                          3,814,866         848,021
                                                                                         ------------    ------------

Long-term capital lease obligations                                                            26,134          35,849
                                                                                         ------------    ------------

         Total liabilities                                                                  3,841,000         883,870
                                                                                         ------------    ------------

Commitments and contingencies

Stockholders' equity:
  Convertible preferred stock (Series B), 7% cumulative annual dividend, no par value;
    authorized 450 shares, issued 450 shares                                                4,500,000       4,500,000
  Convertible preferred stock (Series D),  no par value; authorized 54 shares,
    issued 29 and 0 shares, respectively                                                      290,000            --
  Convertible preferred stock (Series E),  no par value; authorized 54 shares,
    issued 24 and 0 shares, respectively                                                      240,000            --
  Convertible preferred stock (Series H),  no par value; authorized 108 shares,
    issued 108 and 0 shares, respectively                                                   1,080,000            --
  Common stock, no par value; authorized 48,000,000 shares, issued 36,493,544
    and 24,905,084 shares, respectively                                                    23,983,073      15,739,729
  Additional paid-in capital                                                                1,884,846       3,663,120
  Deficit accumulated during the development stage                                        (27,336,655)    (18,298,930)
                                                                                         ------------    ------------

                                                                                            4,641,264       5,603,919
Less: subscriptions receivable                                                                (14,309)        (35,559)
         deferred compensation                                                             (1,300,812)     (1,379,125)
                                                                                         ------------    ------------

         Total stockholders' equity                                                         3,326,143       4,189,235
                                                                                         ------------    ------------

                                                                                         $  7,167,143    $  5,073,105
                                                                                         ============    ============

               See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                            Statements of Operations

                                                                                      From
                                                                                    Inception
                                                                                  (December 10,
                                                    Year Ended      Year Ended       1993) to
                                                  June 30, 1998   June 30, 1997   June 30, 1998
                                                  -------------   -------------  --------------
                                                                    (restated)
Compensation and related benefits:
  Administrative and engineering                  $  1,210,526    $  2,847,238    $  6,475,238
  Research and development                             776,578         616,886       1,745,089
Research and development expenses                      254,722       1,065,178       2,918,894
Advertising and promotion expenses                     329,446         166,520         873,841
Selling, general and
   administrative expenses                             396,752         528,753       1,302,137
Clinical expenses                                        9,859          33,506         360,675
Consulting expenses                                  1,220,676         764,364       2,936,584
Insurance costs                                        162,549         121,287         328,791
Professional fees                                      454,730         178,402       1,351,835
Stockholder expenses                                    75,608          20,902          96,510
Trade show expenses                                    216,182         154,782         505,458
Travel and subsistence costs                           111,559         195,585         457,159
Rent expense                                            26,213          48,897         247,461
Interest expense                                        55,543           2,744          82,596
Depreciation and amortization                          283,966         230,047         675,862
Amortization of deferred compensation                1,418,938         788,000       2,553,813
Interest income                                        (22,137)       (116,972)       (197,417)
                                                  ------------    ------------    ------------

                                                     6,981,710       7,646,119      22,714,526
                                                  ------------    ------------    ------------

     Net loss                                       (6,981,710)     (7,646,119)    (22,714,526)

Dividends on cumulative preferred stock:
 From discount at issuance                          (1,741,015)       (998,120)     (4,074,609)
 Earned                                               (315,000)       (184,675)       (547,520)
                                                  ------------    ------------    ------------

     Net loss applicable to common shareholders   $ (9,037,725)   $ (8,828,914)   $(27,336,655)
                                                  ============    ============    ============


Net loss per common share:
  Basic
    Net loss per common share                     $       (.32)   $       (.36)   $      (1.27)
                                                  ============    ============    ============

    Weighted average number of common shares        27,882,886      24,222,966      21,574,057
                                                  ============    ============    ============

  Diluted
    Net loss per common share                     $       (.32)   $       (.36)   $      (1.27)
                                                  ============    ============    ============

    Weighted average number of common shares        27,882,886      24,222,966      21,574,057
                                                  ============    ============    ============

               See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                        Statement of Stockholders' Equity

          Period December 10, 1993 (date of inception) to June 30, 1998


                                                     Preferred Stock (**)         Common Stock        Additional
                                                         Number of                 Number of           Paid-In
                                                     Shares     Amount       Shares         Amount      Capital
                                                  ----------   ----------    ----------   -----------  ----------
Balance at December 10,  1993(date of inception)   -0-        $    -0-             -0-     $      -0-   $  -0-

Issuance of common stock,  restated for reverse
 stock split                                        --             --          510,000         50,000       --

Acquisition of public shell                         --             --          178,752           --         --

Net issuance of additional  shares of stock         --             --       15,342,520         16,451       --

Common stock sold                                   --             --           36,500         36,500       --

Net loss                                            --             --             --             --         --
                                               -------       --------     ------------     ----------  ---------

Balance at  June 30, 1994                           --             --       16,067,772        102,951       --

Common stock sold                                   --             --        1,980,791      1,566,595       --

Common stock issued in  exchange for services       --             --          115,650        102,942       --

Common stock issued with  employment agreement      --             --           75,000         78,750       --

Common stock issued for  compensation               --             --          377,500        151,000       --

Stock options granted                               --             --             --             --      622,500

Amortization of deferred compensation               --             --             --             --         --

Forgiveness of officers' compensation               --             --             --             --       50,333

Net loss                                            --             --             --             --         --

                                               -------       --------     ------------     ----------  ---------
Balance at  June 30, 1995                           --             --       18,616,713      2,002,238    672,833
                                               -------       --------     ------------     ----------  ---------

(RESTUBBED TABLE)

                                                                Deficit
                                                              Accumulated
                                                              During the
                                                              Development       Subscriptions     Deferred
                                                                 Stage            Receivable     Compensation          Total
                                                             ------------      --------------  --------------     ------------

Balance at December 10,  1993(date of inception)            $    -0-              $  -0-           $  -0-              $ -0-
Issuance of common stock,  restated for reverse
 stock split                                                      --                 --               --               50,000

Acquisition of public shell                                       --                 --               --                 --

Net issuance of additional  shares of stock                       --                 --               --               16,451

Common stock sold                                                 --                 --               --               36,500

Net loss                                                       (66,951)              --               --              (66,951)
                                                            ----------       ------------       ----------      -------------

Balance at  June 30, 1994                                      (66,951)              -0-              --               36,000

Common stock sold                                                 --             (523,118)            --            1,043,477

Common stock issued in  exchange for services                     --                 --               --              102,942

Common stock issued with  employment agreement                    --                 --               --               78,750

Common stock issued for  compensation                             --                 --               --              151,000

Stock options granted                                             --                 --           (622,500)              --

Amortization of deferred compensation                             --                 --            114,375            114,375

Forgiveness of officers' compensation                             --                 --               --               50,333

Net loss                                                    (1,086,436)              --               --           (1,086,436)

                                                            ----------       ------------       ----------      -------------
Balance at  June 30, 1995                                   (1,153,387)          (523,118)        (508,125)           490,441

                                                                     (Continued)

              See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                 Statements of Stockholders' Equity (Continued)

          Period December 10, 1993 (date of inception) to June 30, 1998


                                                      Preferred Stock (**)           Common Stock           Additional
                                                          Number of                    Number of              Paid-In
                                                       Shares     Amount          Shares      Amount          Capital
                                                  ------------   ----------     ----------   ---------     ------------
Balance at  June 30, 1995                            --             --       18,616,713      2,002,238        672,833
                                                 --------    -----------   ------------     ----------    -----------
Preferred stock sold, including dividends           4,000      3,600,000           --             --        1,335,474

Common stock sold                                    --             --          700,471      1,561,110           --

Cancellation of  stock  subscription                 --             --         (410,500)      (405,130)          --

Common stock issued in  exchange for services        --             --        2,503,789      4,257,320           --

Common stock issued with  exercise of stock options  --             --          191,500        104,375           --

Common stock issued with  exercise of options
 for compensation                                    --             --          996,400        567,164           --

Conversion of preferred  stock to common stock     (1,600)    (1,440,000)       420,662      1,974,190       (534,190)

Common stock issued as  payment of preferred
  stock dividends                                    --             --            4,754         14,629           --

Dividends accrued on preferred
 stock not yet converted                             --             --             --             --             --

Collection of stock  subscriptions                   --             --             --             --             --

Amortization of deferred compensation                --             --             --             --             --

Forgiveness of officers' compensation                --             --             --             --          100,667

Net loss (restated)                                  --             --             --             --
                                                 --------    -----------   ------------     ----------    -----------
Balance at June 30, 1996 (restated)                 2,400      2,160,000     23,023,789     10,075,896      1,574,784
                                                 --------    -----------   ------------     ----------    -----------

(RESTUBBED TABLE)
                                                                Deficit
                                                              Accumulated
                                                              During the
                                                               Development    Subscriptions      Deferred
                                                                Stage          Receivable      Compensation   Total
                                                             -------------    -------------    ------------   ------

Balance at  June 30, 1995                                     (1,153,387)      (523,118)      (508,125)       490,441
                                                            ------------    -----------    -----------   ------------
Preferred stock sold, including dividends                     (1,335,474)          --             --        3,600,000

Common stock sold                                                   --             --             --        1,561,110

Cancellation of  stock  subscription                                --          405,130           --             --

Common stock issued in  exchange for services                       --             --             --        4,257,320

Common stock issued with  exercise of stock options                 --           (4,375)          --          100,000

Common stock issued with  exercise of options
 for compensation                                                   --             --             --          567,164

Conversion of preferred  stock to common stock                      --             --             --             --

Common stock issued as  payment of preferred
  stock dividends                                                (14,629)          --             --             --

Dividends accrued on preferred
 stock not yet converted                                         (33,216)          --             --          (33,216)

Collection of stock  subscriptions                                  --          103,679           --          103,679

Amortization of deferred compensation                               --             --          232,500        232,500

Forgiveness of officers' compensation                               --             --             --          100,667

Net loss (restated)                                          (6,933,310) -         --             --       (6,933,310)
                                                            ------------    -----------    -----------   ------------
Balance at June 30, 1996 (restated)                           (9,470,016)       (18,684)      (275,625)     4,046,355
                                                            ------------    -----------    -----------   ------------

                                                                     (Continued)
               See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                 Statements of Stockholders' Equity (Continued)

          Period December 10, 1993 (date of inception) to June 30, 1998

                                                    Preferred Stock (**)          Common Stock            Additional
                                                         Number of                  Number of              Paid-In
                                                    Shares     Amount          Shares       Amount          Capital
                                                  ----------  ----------     ----------    ----------   -------------
Balance at June 30, 1996 (restated)                 2,400      2,160,000     23,023,789     10,075,896      1,574,784
                                                  ---------    -----------   ------------   ------------   ------------
Preferred stock sold, including dividends             450      4,500,000           --             --          998,120

Conversion of preferred  stock to common stock     (2,400)    (2,160,000)     1,061,202      2,961,284       (801,284)

Common stock issued in  exchange for services        --             --          234,200        650,129           --

Common stock issued  for compensation                --             --          353,200        918,364           --

Common stock issued with exercise of stock options   --             --          361,933      1,136,953           --

Cancellation of stock issued to employee             --             --         (150,000)       (52,500)          --

Common stock issued as payment of preferred
  stock dividends                                    --             --           20,760         49,603           --

Dividends accrued on preferred
  stock not yet converted                            --             --             --             --             --

Stock options granted                                --             --             --             --        1,891,500

Collection of stock  subscriptions                   --             --             --             --             --

Amortization of deferred compensation                --             --             --             --             --

Net loss (restated)                                  --             --             --             --             --

                                                ---------    -----------   ------------   ------------   ------------
Balance at June 30, 1997 (restated)                   450      4,500,000     24,905,084     15,739,729      3,663,120
                                                ---------    -----------   ------------   ------------   ------------

(RESTUBBED TABLE)

                                                              Deficit
                                                            Accumulated
                                                             During the
                                                            Development    Subscriptions       Deferred
                                                               Stage        Receivable       Compensation        Total
                                                           -------------  --------------    -------------     -----------
Balance at June 30, 1996 (restated)                          (9,470,016)       (18,684)            (275,625)     4,046,355
                                                           ------------    -----------         ------------   ------------
Preferred stock sold, including dividends                      (998,120)          --                   --        4,500,000

Conversion of preferred  stock to common stock                     --             --                   --             --

Common stock issued in  exchange for services                      --             --                   --          650,129

Common stock issued  for compensation                              --             --                   --          918,364

Common stock issued with exercise of stock options                 --          (33,750)                --        1,103,203

Cancellation of stock issued to employee                           --             --                   --          (52,500)

Common stock issued as payment of preferred
  stock dividends                                               (16,387)          --                   --           33,216

Dividends accrued on preferred
  stock not yet converted                                      (168,288)          --                   --         (168,288)

Stock options granted                                              --             --             (1,891,500)          --

Collection of stock  subscriptions                                 --           16,875                 --           16,875

Amortization of deferred compensation                              --             --                788,000        788,000

Net loss (restated)                                          (7,646,119)          --                   --       (7,646,119)

                                                           ------------    -----------         ------------   ------------
Balance at June 30, 1997 (restated)                         (18,298,930)       (35,559)         (1,379,125)      4,189,235
                                                           ------------    -----------         ------------   ------------

                                                                     (Continued)

              See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                        Statement of Stockholders' Equity

          Period December 10, 1993 (date of inception) to June 30, 1998

                                                      Preferred Stock (**)           Common Stock            Additional
                                                          Number of                   Number of               Paid-In
                                                       Shares     Amount          Shares       Amount          Capital
                                                    ----------  -----------    ------------   -----------   -----------
Balance at June 30, 1997 (restated)                   450       4,500,000      24,905,084     15,739,729      3,663,120
                                                   ------    ------------    ------------   ------------   ------------
Preferred stock sold, including dividends
  and placement fees                                  501       5,010,000            --             --        1,290,515

Conversion of preferred  stock to common stock       (340)     (3,400,000)      6,502,448      4,644,307     (1,210,414)

Common stock sold                                    --              --           500,000        200,000           --

Common stock issued in  exchange for services        --              --           956,000      1,419,130           --

Common stock issued  for compensation                --              --            64,300         54,408           --

Common stock issued with  exercise of stock options  --              --            65,712         22,999           --

Common stock issued in exchange for
  licensing agrement                                 --              --         3,500,000      1,890,000     (3,199,000)

Dividends accrued on preferred
  stock not yet converted                            --              --              --             --             --

Stock options granted                                --              --              --             --        1,340,625

Collection of stock  subscriptions                   --              --              --           12,500           --

Amortization of deferred compensation                --              --              --             --             --

Net loss                                             --              --              --             --       (6,981,710)

                                                   ------    ------------    ------------   ------------   ------------
Balance at June 30, 1998                              611    $  6,110,000      36,493,544   $ 23,983,073   $  1,884,846
                                                   ======    ============    ============   ============   ============

(RESTUBBED TABLE)

                                                                Deficit
                                                              Accumulated
                                                               During the
                                                               Development    Subscriptions     Deferred
                                                                 Stage         Receivable    Compensation        Total
                                                            -------------    ------------    ------------     -----------
Balance at June 30, 1997 (restated)                            (18,298,930)        (35,559)     (1,379,125)      4,189,235
                                                             -------------    ------------    ------------    ------------
Preferred stock sold, including dividends
  and placement fees                                            (1,741,015)           --              --         4,559,500

Conversion of preferred  stock to common stock                        --              --              --            33,893

Common stock sold                                                     --              --              --           200,000

Common stock issued in  exchange for services                         --              --              --         1,419,130

Common stock issued  for compensation                                 --              --              --            54,408

Common stock issued with  exercise of stock options                   --              --              --            22,999

Common stock issued in exchange for
  licensing agrement                                                  --              --              --        (1,309,000)

Dividends accrued on preferred
  stock not yet converted                                         (315,000)           --              --          (315,000)

Stock options granted                                                 --              --        (1,340,625)           --

Collection of stock  subscriptions                                    --            21,250            --            33,750

Amortization of deferred compensation                                 --              --         1,418,938       1,418,938

Net loss                                                              --              --              --        (6,981,710)

                                                             -------------    ------------    ------------    ------------
Balance at June 30, 1998                                      $(27,336,655)   $    (14,309)   $ (1,300,812)   $  3,326,143
                                                             =============    ============    ============    ============

** See Note 15 for a detailed breakdown by Series.


               See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                            Statements of Cash Flows

                           Increase (Decrease) in Cash

                                                                                                   From
                                                                                                Inception
                                                                                             (December 10,
                                                                 Year Ended    Year Ended       1993) to
                                                               June 30, 1998  June 30, 1997   June 30, 1998
                                                              --------------  -------------  ---------------
                                                                               (restated)
Net loss                                                       $ (6,981,710)   $ (7,646,119)   $(22,714,526)
                                                               ------------    ------------    ------------
Adjustments to reconcile net loss to net cash
 used for operating activities:
    Depreciation and amortization                                   283,966         230,047         675,862
    Amortization of deferred compensation                         1,418,938         788,000       2,553,813
    Noncash compensation and consulting expenses                  1,379,938       2,654,821       7,388,147
    (Increase) decrease in restricted certificate of deposit        103,500        (103,500)           --
    (Increase) decrease in loans receivable - other                  10,073         (10,073)           --
    Increase in inventory                                          (155,782)           --          (155,782)
    (Increase) decrease in prepaid expenses                          23,253         (40,892)        (33,539)
    (Increase) decrease  in other assets                            (97,828)         43,375        (107,463)
    Increase in accounts payable and accrued expenses               529,220          88,074         880,478
    Increase (decrease) in other current liabilities                (53,569)       (536,599)        265,978
                                                               ------------    ------------    ------------

      Total adjustments                                           3,441,709       3,113,253      11,467,494
                                                               ------------    ------------    ------------

      Net cash used for operating activities                     (3,540,001)     (4,532,866)    (11,247,032)
                                                               ------------    ------------    ------------

Cash flows from investing activities:
    Prototype equipment                                          (1,582,446)       (641,247)     (2,799,031)
    Capital expenditures                                           (115,738)     (2,815,923)     (3,660,994)
                                                               ------------    ------------    ------------

      Net cash used for investing activities                     (1,698,184)     (3,457,170)     (6,460,025)
                                                               ------------    ------------    ------------

Cash flows from financing activities:
    Repayment of capital lease obligation                            (8,928)         (5,512)        (14,440)
    Proceeds from stockholder loans, net                               --           (77,833)           --
    Proceeds from loan payable, net                                 285,407            --           285,407
    Proceeds from issuance of preferred stock                     4,559,500       4,500,000      12,659,500
    Net proceeds from issuance of common stock                      329,099         (18,750)      5,086,706
                                                                               ------------    ------------

      Net cash provided by financing activities                   5,165,078       4,397,905      18,017,173
                                                               ------------    ------------    ------------

Net increase (decrease) in cash                                     (73,107)     (3,592,131)        310,116

Cash and cash equivalents at beginning of period                    383,223       3,975,354             -0-
                                                               ------------    ------------    ------------

Cash and cash equivalents at end of period                     $    310,116    $    383,223    $    310,116
                                                               ============    ============    ============

                                                                     (Continued)

               See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                       Statement of Cash Flows (Continued)

                                                                                                                From
                                                                                                             Inception
                                                                                                          (December 10,
                                                                            Year Ended       Year Ended      1993) to
                                                                          June 30, 1998    June 30, 1997  June 30, 1998
                                                                          -------------    -------------  -------------
                                                                                              (restated)
Supplemental disclosures of cash flow information:

         Cash paid for interest                                             $          3,105   $    2,744   $   30,158
                                                                            ================   ==========   ==========


Supplemental disclosures of noncash investing and financing activities:

         Issuance of common stock and options
           in exchange for services                                         $      1,325,530   $  650,129   $4,615,959
                                                                            ================   ==========   ==========


         Issuance of common stock in
           exchange for property and equipment                              $           --     $     --     $   89,650
                                                                            ================   ==========   ==========

         Issuance of common stock and other current liability
           in exchange for patent licensing agreement                       $        581,000   $     --     $  581,000
                                                                            ================   ==========   ==========

         Issuance of common stock for
           compensation                                                     $         54,408   $  918,364   $1,690,936
                                                                            ================   ==========   ==========

         Issuance of common stock through
           exercise of incentive stock options                              $           --     $1,103,203   $1,103,203
                                                                            ================   ==========   ==========

         Issuance of common stock as
           payment for preferred stock dividends                            $           --     $   49,603   $   64,232
                                                                            ================   ==========   ==========

         Acquisition of property and equipment
           through the issuance of a capital
           lease payable                                                    $           --     $   50,289   $   50,289
                                                                            ================   ==========   ==========

               See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                          Notes to Financial Statements


(1)      BACKGROUND

The Company, ("Imaging Diagnostic Systems, Inc.") was organized in the state of New Jersey on November 8, 1985, under its original name of Alkan Corp. On April 14, 1994, a reverse merger was effected between Alkan Corp. and the Florida corporation of Imaging Diagnostic Systems, Inc.("IDSI- Fl."). IDSI-Fl. was formed on December 10, 1993.(see Note 4) Effective July 1, 1995 the Company changed its corporate status to a Florida corporation.

The Company is in the business of developing medical imaging devices based upon the combination of the advances made in ultrafast electro-optic technology and the unique knowledge of medical imaging devices held by the founders of the Company. Previously, the technology for these imaging devices had not been available. The initial Computed Tomography Laser Mammography ("CTLM(TM)") prototype has been developed with the use of "Ultrafast Laser Imaging Technology"TM, and this technology was first introduced at the "RSNA" scientific assembly and conference during late November 1994. The completed CTLM(TM) device was exhibited at the "RSNA" conference November 26-30, 1995. The Company exhibited the pilot production run CTLM(TM) device at the "RSNA" conference held in Chicago on December 2-6, 1996. A further refined CTLM(TM) device and clinical images were exhibited at the "RSNA" conference held in Chicago on December 1-5, 1997.

The initial CTLM(TM) prototype produced live images of an augmented breast on February 23, 1995. From the experience gained with this initial prototype, the Company continued its research and development resulting in new hardware and software enhancements. The Company has completed a series of calibration scans under an approved Investigational Device Exemption ("IDE") from the Food and Drug Administration ("FDA"). This IDE authorized 50 patient scans at the Strax Breast Diagnostic Center and 20 additional patients at its in-house facility. Prior to the completion of the 1996 IDE, the Company was advised that greatly improved laser technology would soon be available. The IDE at Strax was halted, pending receipt of the new laser system. In November 1997 the CTLM(TM) was removed from Strax and, on May 20, 1998, the Company's termination of the IDE and its final report was accepted by the FDA.

The Company was granted, in June 1998, its second IDE authorizing the scanning of 20 patients at the Company's in-house facilities. On September 1 and 10, 1998, the Company formally submitted the first and second series of the 20 patient in-vivo (human) images and corresponding interpretation data to the FDA.

On June 12, 1997, the Company was advised by patent counsel that its chief executive officer's patent, filed June 5, 1995 was granted with 7 independent and 16 subordinate claims. Foreign patent applications have been filed and are pending.

The Company is currently in a development stage and is in the process of raising additional capital. There is no assurance that once the development of the CTLM(TM) device is completed and finally gains Federal Drug Administration marketing clearance, that the Company will achieve a profitable level of operations.
                                                                     (Continued)
                                     F - 11

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (b) Cash and cash equivalents

         Holdings of highly liquid investments with original maturities of three months or less and investment in money market funds are considered to be cash equivalents by the Company.

         (c) Inventory

         Inventories, consisting principally of raw materials and work-in-process, are carried at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

         (d) Prototype equipment

         The direct costs associated with the final CTLM(TM) prototypes have been capitalized. On June 17, 1996 the Company's Director of Research and Development and the Director of Engineering decided to discontinue with the development of the then current generation proprietary scanner and data collection system (components of the prototype CTLM(TM) device) and to begin development of a third generation scanner and data collection system. As a result, certain items amounting to $677,395 were reclassified as follows: $512,453 as research and development expense and $164,941 as computer and lab equipment. The original amortization period of two years was increased to five years to provide for the estimated period of time the clinical equipment would be in service to gain FDA approval.

         During the fiscal year ended June 30, 1998, the costs associated with the various pre-production units available for sale have been reclassified as inventory and the remaining costs which will no longer benefit future periods were expensed to research and development costs.


                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (e) Property, equipment and software development costs

         Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using straight-line methods over the estimated useful lives of the related assets.

         Under the criteria set forth in Statement of Financial Accounting Standards No. 86, capitalization of software development costs begins upon the establishment of technological feasibility for the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgement by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. After considering the above factors, the Company has determined that software development costs, incurred subsequent to the initial acquisition of the basic software technology, should be properly expensed. Such costs are included in research and development expense in the accompanying statements of operations.

         (f) Research and development

         Research and development expenses consist principally of expenditures for equipment and outside third-party consultants which are used in testing and the development of the Company's CTLM(TM) device, product software and compensation to specific company personnel. The non-payroll related expenses include testing at outside laboratories, parts associated with the design of initial components and tooling costs, and other costs which do not remain with the developed CTLM(TM) device. The software development costs are with outside third-party consultants involved with the implementation of final changes to the developed software. All research and development costs are expensed as incurred.

         (g) Net loss per share

         In 1998, the Company adopted SFAS No. 128, ("Earnings Per Share"), which requires the reporting of both basic and diluted earnings per share. Basic net loss per share is determined by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock, as long as the effect of their inclusion is not anti-dilutive.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (h) Patent license agreement

         The patent license agreement will be amortized over the seventeen year life of the patent, the term of the agreement.

         (i) Stock-based compensation

         The Company adopted Statement of Financial Accounting Standards No.
         123. "Accounting for Stock-Based Compensation" ("SFAS 123"), in fiscal 1997. As permitted by SFAS 123, the Company continues to measure compensation costs in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", but provides pro forma disclosures of net loss and loss per share as if the fair value method (as defined in SFAS 123) had been applied beginning in fiscal 1997.

         (j) Long-lived assets

         Effective July 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121. "Accounting for the Impairment of Long- Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). This statement requires companies to write down to estimated fair value long-lived assets that are impaired. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In performing the review of recoverability the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the assets, an impairment loss is recognized. The Company has determined that no impairment losses need to be recognized through the fiscal year ended June 30, 1998.

         (k) Income taxes

         Effective December 10, 1993, the Company adopted the method of accounting for income taxes pursuant to the Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the year that includes the enactment date.


                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (l) Deemed preferred stock dividend

         The accretion resulting from the incremental yield embedded in the conversion terms of the convertible preferred stock is computed based upon the discount from market of the common stock at the date the preferred stock was issued. The resulting deemed preferred stock dividend subsequently increases the value of the common shares upon conversion.

         (m) Reclassifications

         Certain amounts in the prior period financial statements have been reclassified to conform with the current period presentation.


(3)      RESTATEMENT

The June 30, 1997 and 1996 financial statements have been restated to properly reflect the accrual of compensation and recording of deferred compensation on the qualified and non-qualified stock options for the officers, and the correction of an accumulated depreciation understatement of $27,682 for the year ended June 30, 1997. The effect on net loss from the compensation restatement was an increase of $946,796 for the year ended June 30, 1996 and a decrease of $299,055 for the year ended June 30, 1997. These statements were also restated to correct the calculation of the deemed dividends on the cumulative preferred stock as a result of the discount at issuance. The effect of this change was an increase to the net loss applicable to common shareholders of $283,965 ($.01 per share) and $337,074 ($.02 per share) for the fiscal years ended June 30, 1997 and 1996, respectively.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(3)      RESTATEMENT(Continued)

The Company had been capitalizing the costs associated with the final development of the CTLM(TM) software from its initial acquisition phase to the software being used in the CTLM(TM) device currently undergoing clinical testing. Effective December 31, 1996, the Company restated its financial statements to expense all additional costs incurred since the acquisition of the original software. Accordingly, the Company expensed a total of $869,692 as additional research and development costs through December 31, 1996, of which $436,736 was applicable to the fiscal year ended June 30, 1996.

                                                           1997              1996
                                                     ----------------  ----------------

                  Increase in net loss               $     161,583     $ 1,383,532
                                                     =============     ===========

                  Per share data:
                      Basic                          $         .01     $       .06
                                                     =============     ===========

                      Diluted                        $         .01     $       .06
                                                     =============     ===========


(4)      MERGER

On April 14, 1994, IDSI-Fl.acquired substantially all of the issued and outstanding shares of Alkan Corp. The transaction was accounted for as a reverse merger in accordance with Accounting Principles Board Opinion #16, wherein the shareholders of IDSI-Fl. retained the majority of the outstanding stock of Alkan Corp. after the merger.(see Note 16)

As reflected in the Statement of Stockholders' Equity, the Company recorded the merger with the public shell at its cost, which was zero, since at that time the public shell did not have any assets or equity. There was no basis adjustment necessary for any portion of the merger transaction as the assets of IDSI-Fl. were recorded at their net book value at the date of merger. The 178,752 shares represent the exchange of shares between the companies at the time of merger.

As part of the transaction, the certificate of incorporation of Alkan was amended to change its name to Imaging Diagnostic Systems, Inc.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(5)      GOING CONCERN

The Company is currently a development stage company and its continued existence is dependent upon the Company's ability to resolve its liquidity problems, principally by obtaining additional debt financing and/or equity capital. The Company has yet to generate an internal cash flow, and until the sales of its product begins, the Company is totally dependent upon the debt and equity funding.

As a result of these factors, there exists substantial doubt about the Company's ability to continue as a going concern. However, management of the Company is continually negotiating with various outside entities for additional funding necessary to complete the clinical testing phase of development, required before they can receive FDA marketing clearance. To date, management has been able to raise the necessary capital to reach this stage of product development and has been able to fund any capital requirements. However, there is no assurance that once the development of the CTLM(TM) device is completed and finally gains Federal Drug Administration marketing clearance, that the Company will achieve a profitable level of operations.


(6)      RESTRICTED CERTIFICATE OF DEPOSIT

The Company had issued an irrevocable letter of credit, which matured on October 4, 1997, towards the purchase of laboratory equipment. The letter of credit was secured with the certificate of deposit.


(7)      INVENTORIES

Inventories consisted of the following:

                                                                   June 30,
                                                     ----------------------------------
                                                            1998              1997
                                                     ----------------  ----------------

                  Raw materials                        $  1,296,864      $         -
                  Work-in process                         1,917,181                -
                                                     ----------------  ----------------

                                                       $  3,214,045      $         -
                                                     ================  ================


                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(8)      PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation:

                                                                             June 30,
                                                              --------------------------------
                                                                     1998              1997
                                                              ---------------   --------------

         Furniture and fixtures                               $      245,219    $     240,029
         Building and land (See Note 20)                           2,084,085        2,081,399
         Clinical equipment                                                -          250,000
         Computers and equipment                                     487,143          389,373
         CTLM(TM) software costs                                       352,932          352,932
         Trade show equipment                                        153,193          153,193
         Laboratory equipment                                        190,031          179,862
                                                              ---------------   --------------

                                                                   3,512,603        3,646,788
         Less: accumulated depreciation                             (591,623)        (353,491)
                                                              ---------------   --------------

                  Totals                                       $   2,920,980     $  3,293,297
                                                              ===============   ==============

The estimated useful lives of property and equipment for purposes of computing depreciation and amortization are:

                  Furniture, fixtures, clinical, computers, laboratory
                    equipment and trade show equipment                          5-7 years
                  Building                                                       40 years
                  CTLM(TM) software costs                                           5 years

Telephone equipment, acquired under a long-term capital lease at a cost of $50,289, is included in furniture and fixtures. The net unamortized cost of the CTLM(TM) software at June 30, 1998 and 1997 are $138,180 and $225,007,
respectively, which represents the net realizable value of the CTLM(TM) software at the end of each period presented.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(8)      PROPERTY AND EQUIPMENT (Continued)

Amortization expense related to the CTLM(TM) software for each period presented in the statement of operations is as follows:

                           Period ended                         Amount
                           ------------                       ---------
                                 6/30/98                      $  70,587
                                 6/30/97                         70,587
                                 6/30/96                         54,345
                                 6/30/95                         19,160
                                 6/30/94                             73
                                                              ---------

                             Total                            $ 214,752
                                                              =========


(9)      OTHER ASSETS

Other assets consist of the following:
                                                               June 30,
                                                       1998             1997

         Patent license agreement               $    581,000         $     -
         Court bond                                  100,000               -
         Security deposits                             6,080           9,635
         Other                                         1,383               -
                                                --------------    --------------

                  Totals                        $    688,463    $      9,635
                                                ==============    ==============

During June 1998, the Company finalized an exclusive Patent License Agreement with its chief executive officer. The officer is the owner of patents issued on December 2, 1997 which encompasses the technology of the CTLM(TM) . Pursuant to the terms of the agreement, the Company was granted the exclusive right to modify, customize, maintain, incorporate, manufacture, sell, and otherwise utilize and practice the Patent, all improvements thereto and all technology related to the process, throughout the world. The license shall apply to any extension or re-issue of the Patent. The term of license is for the life of the Patent and any renewal thereof, subject to termination, under certain conditions. As consideration for the License, the Company issued to the officer 3,500,000 shares of common stock and is required to issue an additional 3,500,000 shares in June 1999. The License agreement has been recorded at the historical cost basis of the chief executive officer, who owns the patent. A liability has been recorded for the fair market value of the remaining shares to be issued in June 1999. (see Note 11)


                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(10)     ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

                                                                                    June 30,
                                                                       --------------------------------
                                                                              1998            1997
                                                                       ----------------  --------------
                                                                                          (restated)

         Accounts payable - trade                                      $     774,952    $   276,096
         Preferred stock dividends payable                                   483,288        168,288
         Accrued property taxes payable                                       15,585         14,000
         Insurance financing payable                                          10,233              -
         Accrued compensated absences                                         38,530         56,632
         Accrued interest                                                     18,546
         Payroll taxes payable                                                 4,250          4,530
         Other                                                                18,382              -
                                                                       ---------------- ---------------

                  Totals                                               $   1,363,766    $   519,546
                                                                       ================ ===============


(11)     OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

                                                                                    June 30,
                                                                     --------------------------------
                                                                            1998            1997
                                                                     ----------------  --------------

         Patent licensing agreement payable (see Note 9)              $  1,890,000       $        -
         Accrued compensation-stock options                                265,978          319,547
                                                                     ----------------  --------------

                                                                      $  2,155,978       $  319,547
                                                                     ================  ==============

The Company anticipates that the items included in other current liabilities will be liquidated through the issuance of common stock within the next fiscal year.


(12)     LOAN PAYABLE

During the year ended June 30, 1998, the Company borrowed $460,407, from an unrelated third-party on an unsecured basis. The loan accrues interest at a rate of 6% per annum and is payable on demand. The Company has repaid $175,000 as of June 30, 1998. Accrued interest of $18,546 is reflected in accrued expenses on the balance sheet.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(13)     LEASES

The Company has entered into a lease arrangement which expires in 2002 for its telephone equipment. This arrangement transfers to the Company substantially all of the risks and benefits of ownership of the related asset. The asset has been capitalized as property and equipment (see Note 8) and the obligation has been recorded as debt. At June 30, 1998, approximate future minimum lease payments under capitalized lease obligations were as follows:

         Year ending June 30,
         --------------------
                  1999                                                          $  12,384
                  2000                                                             12,384
                  2001                                                             12,384
                  2002                                                              4,128
                                                                                -----------

                  Total minimum lease payments                                     41,280
                  Less amount representing interest                                (5,431)
                                                                                -----------

                  Present value of net minimum lease payments                      35,849

                  Less current portion                                             (9,715)
                                                                                -----------

                  Long-term portion                                             $  26,134
                                                                                ===========

The Company also leases certain office equipment under an operating lease expiring in June 2002. The Company's lease for its office space expired during the fiscal year ended June 30, 1997.

Minimum future lease payments under the non-cancelable operating lease having a remaining term in excess of one year as of June 30, 1998 are as follows:

              Fiscal year ended
                  June 30,                              Amount
              -----------------                         ------

                       1999                           $   3,370
                       2000                               3,676
                       2001                               3,676
                       2002                               3,676
                                                      ----------

    Total minimum future lease payments                $ 14,398
                                                      ==========




                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(14)     INCOME TAXES

No provision for income taxes has been recorded in the accompanying financial statements as a result of the Company's net operating losses. The Company has unused tax loss carryforwards of approximately $16,691,000 to offset future taxable income. Such carryforwards expire in years beginning 2009. The deferred tax asset recorded by the Company as a result of these tax loss carryforwards is approximately $5,675,000 and $3,755,000 at June 30, 1998 and 1997, respectively. The Company has reduced the deferred tax asset resulting from its tax loss carryforwards by a valuation allowance of an equal amount as the realization of the deferred tax asset is uncertain. The net change in the deferred tax asset and valuation allowance from July 1, 1997 to June 30, 1998 was an increase of approximately $1,920,000.


(15)     CONVERTIBLE PREFERRED STOCK

On April 27, 1995, the Company amended the Articles of Incorporation to provide for the authorization of 2,000,000 shares of no par value preferred stock. The shares were divided out of the original 50,000,000 shares of no par value common stock. All Series of the convertible preferred stock are not redeemable and automatically convert into shares of common stock at the conversion rates three years after issuance.

The Company issued 4,000 shares of "Series A Convertible Preferred Stock" ("Series A Preferred Stock") on March 21, 1996 under a Regulation S Securities Subscription Agreement. The agreement called for a purchase price of $1,000 per share, with net proceeds to the Company, after commissions and issuance costs, amounting to $3,600,000.

The holders of the Series A Preferred Stock could have converted up to 50% prior to May 28, 1996, and may convert their remaining shares subsequent to May 28, 1996 without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Preferred Stock will receive shares determined by dividing (i) the sum of $1,000 plus the amount of all accrued but unpaid dividends on the shares of Convertible Preferred Stock being so converted by the (ii) "Conversion Price". The "Conversion Price" shall be equal to seventy-five percent (75%) of the Market Price of the Company's common stock; provided, however, that in no event will the "Conversion Price" be greater than the closing bid price per share of common stock on the date of conversion.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(15)     CONVERTIBLE PREFERRED STOCK (Continued)

The agreement provides that no fractional shares shall be issued. In addition, provisions are made for any stock dividends or stock splits that the Company may issue with respect to their no par value common stock. The Company is also required to reserve and keep available out of its authorized but unissued common stock such number of shares of common stock as shall be available to effect the conversion of all of the outstanding shares of Series A Convertible Preferred Stock. The holders of the Series A Preferred Stock are also entitled to receive a five percent (5%) per share, per annum dividend out of legally available funds and to the extent permitted by law. These dividends are payable quarterly on the last business day of each quarter commencing with the calendar quarter next succeeding the date of issuance of the Series A Preferred Stock. Such dividends shall be fully cumulative and shall accrue, whether or not declared by the Board of Directors of the Company, and may be payable in cash or in freely tradeable shares of common stock.

The Series A Preferred Stockholders shall have voting rights similar to those of the regular common stockholders, with the number of votes equal to the number of shares of common stock that would be issued upon conversion thereof. The Series A Preferred Stock shall rank senior to any other class of capital stock of the Company now or hereafter issued as to the payment of dividends and the distribution of assets on redemption, liquidation, dissolution or winding up of the Company.

As of June 30, 1996, 1,600 shares of the Series A Preferred Stock had been converted into a total 425,416 shares (including accumulated dividends) of the Company's common stock. The remaining 2,400 shares of Series A Preferred Stock were converted into 1,061,202 shares (including accumulated dividends) of the Company's common stock during the fiscal year ended June 30, 1997.

The Company issued 450 shares of "Series B Convertible Preferred Stock" ("Series B Preferred Stock") and warrants to purchase up to an additional 112,500 shares of common stock on December 17, 1996 pursuant to Regulation D and Section 4(2) of the Securities Act of 1933. The agreement called for a purchase price of $10,000 per share, with proceeds to the Company amounting to $4,500,000.

The holders of the Series B Preferred Stock could have converted up to 34% of the Series B Preferred Stock 80 days from issuance (March 7, 1997), up to 67% of the Series B Preferred Stock 100 days from issuance (March 27, 1997), and may convert their remaining shares 120 days from issuance (April 19, 1997) without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series B Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to eighty-two percent (82%) of the Market Price of the Company's common stock; provided, however, that in no event will the "Conversion Price" be greater than $3.85. The warrants are exercisable at any time for an exercise price of $5.00 and will expire five years from the date of issue.
                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(15)     CONVERTIBLE PREFERRED STOCK (Continued)

The agreement provides that no fractional shares shall be issued. In addition, provisions are made for any stock dividends or stock splits that the Company may issue with respect to their no par value common stock. The Company is also required to reserve and keep available out of its authorized but unissued common stock such number of shares of common stock as shall be available to effect the conversion of all of the outstanding shares of Convertible Preferred Stock. The holders of the Series B Preferred Stock are also entitled to receive a seven percent (7%) per share, per annum dividend out of legally available funds and to the extent permitted by law. These dividends are payable quarterly on the last business day of each quarter commencing with the calendar quarter next succeeding the date of issuance of the Series B Preferred Stock. Such dividends shall be fully cumulative and shall accrue, whether or not declared by the Board of Directors of the Company, and may be payable in cash or in freely tradeable shares of common stock.

The Series B Preferred Stockholders shall have voting rights similar to those of the regular common stockholders, with the number of votes equal to the number of shares of common stock that would be issued upon conversion thereof. The Series B Preferred Stock shall rank senior to any other class of capital stock of the Company now or hereafter issued as to the payment of dividends and the distribution of assets on redemption, liquidation, dissolution or winding up of the Company.

As of June 30, 1998, none of the Series B Preferred Stock or the associated warrants had been converted, and there was a total of $483,288 of accrued dividends payable. (See Note 20)

During the year ended June 30, 1998 the Company issued five Private Placements of convertible preferred stock (see schedule incorporated into Note 15). The Private Placements are summarized as follows:

    Series C Preferred Stock
    ------------------------
    On October 6, 1997, the Company finalized the private placement to foreign investors of 210 shares of its Series C Convertible Preferred Stock at a purchase price of $10,000 per share and warrants to purchase up to 105,000 shares of the Company's common stock at an exercise price of $1.63 per share. The agreement was executed pursuant to Regulation S as promulgated by the Securities Act of 1933, as amended.

    The Series C Preferred Stock is convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series C Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion.


                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(15)     CONVERTIBLE PREFERRED STOCK (Continued)

    The "Conversion Price" shall be equal to seventy-five percent (75%) of the Average Closing Price of the Company's common stock; however, in no event will the "Conversion Price" be greater than $1.222. Pursuant to the Regulation S documents, the Company was also required to escrow an aggregate of 3,435,583 shares of its common stock (200% of the number of shares the investor would have received had the shares been converted on the closing date of the Regulation S sale).

    In connection with the sale, the Company paid an unaffiliated investment banker $220,500 for placement and legal fees, providing net proceeds to the Company of $1,879,500.

    Series D Preferred Stock
    ------------------------
    On January 9, 1998, the Company finalized the private placement to foreign investors of 50 shares of its Series D Convertible Preferred Stock at a purchase price of $10,000 per share and warrants to purchase up to 25,000 shares of the Company's common stock at an exercise price of $1.22 per share. The agreement was executed pursuant to Regulation S as promulgated by the Securities Act of 1933, as amended.

    The Series D Preferred Stock is convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series D Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to seventy-five percent (75%) of the Average Closing Price of the Company's common stock.

    In connection with the sale, the Company issued four preferred shares to an unaffiliated investment banker for placement fees and paid legal fees of $5,000, providing net proceeds to the Company of $495,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

    Series E Preferred Stock
    ------------------------
    On February 5, 1998, the Company finalized the private placement to foreign investors of 50 shares of its Series E Convertible Preferred Stock at a purchase price of $10,000 per share and warrants to purchase up to 25,000 shares of the Company's common stock at an exercise price of $1.093 per share. The agreement was executed pursuant to Regulation S as promulgated by the Securities Act of 1933, as amended.

    The Series E Preferred Stock is convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment
                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(15)     CONVERTIBLE PREFERRED STOCK (Continued)
`
    of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula".

    The conversion formula states that the holder of the Series E Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to seventy-five percent (75%) of the Average Closing Price of the Company's common stock.

    In connection with the sale, the Company issued four preferred shares to an unaffiliated investment banker for placement fees and paid legal fees of $5,000, providing net proceeds to the Company of $495,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

    Series F Preferred Stock
    ------------------------
    On February 20, 1998, the Company finalized the private placement to foreign investors of 75 shares of its Series F Convertible Preferred Stock at a purchase price of $10,000 per share. The agreement was executed pursuant to Regulation S as promulgated by the Securities Act of 1933, as amended.

    The Series F Preferred Shares pay a dividend of 6% per annum, payable in Common Stock at the time of each conversion and are convertible, at any time, commencing May 15, 1998 and for a period of two years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series F Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to seventy percent (70%) of the Average Closing Price of the Company's common stock.

    In connection with the sale, the Company paid an unaffiliated investment banker $50,000 for placement and legal fees, providing net proceeds to the Company of $700,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

    Series H Preferred Stock
    ------------------------
    On June 2, 1998, the Company finalized the private placement to foreign investors of 100 shares of its Series H Convertible Preferred Stock at a purchase price of $10,000 per share and warrants to purchase up to 126,500 shares of the Company's common stock at an exercise price of $1.00 per share. The agreement was executed pursuant to Regulation D as promulgated by the Securities Act of 1933, as amended.
                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                         (a Development Stage Company)

                   Notes to Financial Statements (Continued)



(15)     CONVERTIBLE PREFERRED STOCK (Continued)

    The Series H Preferred Stock is convertible, at any time, for a period of two years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series H Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the
    (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to the lesser of $.53 or seventy-five percent (75%) of the Average Closing Price of the Company's common stock for the ten-day trading period ending on the day prior to the date of conversion.

    In connection with the sale, the Company issued eight preferred shares and paid $10,000 to an unaffiliated investment banker for placement and legal fees, providing net proceeds to the Company of $990,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

    The Company is currently in technical default of the Registration Rights Agreement ("RRA"), which required the Registration Statement to be declared effective by October 2, 1998. Pursuant to the RRA, the Company is required to pay the Series H holders, as liquidated damages for failure to have the Registration Statement declared effective, and not as a penalty, 2% of the principal amount of the Securities for the first thirty days, and 3% of the principal amount of the Securities for each thirty day period thereafter until the Company procures registration of the Securities. (See Note 20)

The agreements provide that no fractional shares shall be issued. In addition, provisions are made for any stock dividends or stock splits that the Company may issue with respect to their no par value common stock. The Company is also required to reserve and keep available out of its authorized but unissued common stock such number of shares of common stock as shall be available to effect the conversion of all of the outstanding shares of Convertible Preferred Stock. The preferred stockholders shall not be entitled to vote on any matters submitted to the stockholders of the Company, except as to the necessity to vote for the authorization of additional shares to effect the conversion of the preferred stock. The holders of any outstanding shares of preferred stock shall have a preference in distribution of the Company's property available for distribution to the holders of any other class of capital stock, including but not limited to, the common stock, equal to $10,000 consideration per share.

The following schedule reflects the number of shares of preferred stock that have been issued, converted and are outstanding as of June 30, 1998, including certain additional information with respect to the deemed preferred stock dividends that were calculated as a result of the discount from market for the conversion price per share:

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(15)     Convertible Preferred Stock (Continued)

                                        Series A                  Series B                  Series C
                                        --------                  --------                  --------

                                 Shares        Amount       Shares        Amount        Shares       Amount
                                 ------        ------       ------        ------        ------       ------
Balance at June 30, 1995             -     $        -           -     $         -           -     $         -

Sale of Series A                 4,000      3,600,000

Series A conversion             (1,600)    (1,440,000)
                                ------     ----------      -------    -----------      -------    -----------

Balance at June 30, 1996         2,400      2,160,000

Sale of Series B                                               450      4,500,000

Series A conversion             (2,400)    (2,160,000)
                                ------     ----------      -------    -----------      -------    -----------
Balance at June 30, 1997             -              -          450      4,500,000

Sale of preferred stock
 (Series C - H)                                                                            210      2,100,000

Conversion of preferred
stock                                                                                     (210)    (2,100,000)
                                ------     ----------      -------    -----------      -------    -----------

Balance at June 30, 1998             -     $        -          450    $ 4,500,000            -     $        -
                                ======     ==========      =======    ===========      =======    ===========


Additional information:
-----------------------

Discount off market price                          25%                        18%                         25%
                                                  ===                         ===                         ===

Fair market value-issue date                   $ 8.31                      $ 3.25                      $ 1.63
                                               ======                      ======                      ======

Deemed preferred stock
dividend                                  $ 1,335,474                   $ 998,120                   $ 705,738
                                          ===========                   =========                   =========


                                     Series D                  Series E                     Series F
                                     --------                  --------                     --------

                               Shares        Amount        Shares       Amount        Shares        Amount
                               ------        ------        ------       ------        ------        ------
Balance at June 30, 1995             -      $       -             -       $      -           -      $       -

Sale of Series A

Series A conversion
                               -------    -----------       -------    -----------     -------    -----------

Balance at June 30, 1996

Sale of Series B

Series A conversion
                               -------    -----------       -------    -----------     -------    -----------

Balance at June 30, 1997

Sale of preferred stock
 (Series C - H)                     54        540,000            54        540,000          75        750,000

Conversion of preferred
stock                              (25)      (250,000)          (30)      (300,000)        (75)      (750,000)
                               -------    -----------       -------    -----------     -------    -----------

Balance at June 30, 1998            29       $290,000            24       $240,000           -      $       -
                               =======    ===========       =======    ===========     =======    ===========


Additional information:
-----------------------

Discount off market price                         25%                          25%                        30%
                                                  ===                          ===                        ===

Fair market value-issue date                   $ 0.99                       $ 1.07                     $ 1.24
                                               ======                       ======                     ======

Deemed preferred stock
dividend                                    $ 182,433                    $ 182,250                  $ 318,966
                                            =========                    =========                  =========

                                     Series H                     Totals
                                     --------                     ------

                                Shares        Amount       Shares         Amount
                                ------        ------       ------         ------
Balance at June 30, 1995              -     $        -        -       $        -

Sale of Series A                                          4,000        3,600,000

Series A conversion                                      (1,600)      (1,440,000)
                                -------    -----------   ------       ----------

Balance at June 30, 1996                                  2,400        2,160,000

Sale of Series B                                            450        4,500,000

Series A conversion                                      (2,400)      (2,160,000)
                                -------    -----------   ------       ----------

Balance at June 30, 1997                                    450        4,500,000

Sale of preferred stock
 (Series C - H)                     108      1,080,000      501        5,010,000

Conversion of preferred
stock                                                      (340)      (3,400,000)
                                -------    -----------   ------       ----------

Balance at June 30, 1998            108    $ 1,080,000      611       $6,110,000
                                =======    ===========   ======       ==========


Additional information:
-----------------------

Discount off market price                          25%
                                                   ===

Fair market value-issue date                    $ 0.57
                                                ======

Deemed preferred stock
dividend                                     $ 351,628
                                             =========

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(16)     COMMON STOCK

On June 8, 1994, at a special meeting of shareholders of the Company, a one for one hundred reverse stock split was approved reducing the number of issued and outstanding shares of common stock from 68,875,200 shares to 688,752 shares (510,000 shares of original stock, for $50,000, and the 178,752 shares acquired in the merger). In addition, the board of directors approved the issuance of an additional 27,490,000 shares of common stock that had been provided for in the original merger documents. However, during April, 1995 the four major shareholders agreed to permanently return 12,147,480 of these additional shares. Therefore, the net additional shares of common stock issued amounts to 15,342,520 shares, and the net additional shares issued as a result of this transaction have been reflected in the financial statements of the Company. (See Statement of Stockholders' Equity)

The Company has sold 1,290,069 shares of its common stock through Private Placement Memorandums dated April 20, 1994 and December 7, 1994, as subsequently amended. The net proceeds to the Company under these Private Placement Memorandums were approximately $1,000,000. In addition, the Company has sold 690,722 shares of "restricted common stock" during the year ended June 30, 1995. These shares are restricted in terms of a required holding period before they become eligible for free trading status. As of June 30, 1995, receivables from the sale of common stock during the year amounted to $523,118. During the year ended June 30, 1996, 410,500 shares of the common stock related to these receivables were canceled and $103,679 was collected on the receivable. The unpaid balance on these original sales and other subsequent sales of common stock, in the amount of $35,559, as of June 30, 1997, is reflected as a reduction to stockholder's equity on the Company's balance sheet.

During the year ended June 30, 1995, 115,650 shares of common stock were issued to satisfy obligations of the Company amounting to $102,942, approximately $.89 per share. The stock was recorded at the fair market value at the date of issuance.

In addition, during the year ended June 30, 1995, wages accrued to the officers of the Company in the amount of $151,000, were satisfied with the issuance of 377,500 shares of restricted common stock. Compensation expenses has been recorded during the fiscal year pursuant to the employment agreements with the officers. In addition, during the year ended June 30, 1995, 75,000 shares of restricted common stock was issued to a company executive pursuant to an employment agreement. Compensation expense of $78,750 was recorded in conjunction with this transaction.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(16)     COMMON STOCK (Continued)

During the year ended June 30, 1996, the Company sold, under the provisions of Regulation S, a total of 700,471 shares of common stock. The proceeds from the sale of these shares of common stock amounted to $1,561,110. The Company issued an additional 2,503,789 shares ($4,257,320) of its common stock as a result of the exercise of stock options issued in exchange for services rendered during the year. Cash proceeds associated with the exercise of these options and the issuance of these shares amounted to $1,860,062, with the remaining $2,397,258 reflected as noncash compensation. These 2,503,789 shares were issued at various times throughout the fiscal year. The stock has been recorded at the fair market value at the various grant dates for the transactions. Compensation, aggregating $2,298,907, has been recorded at the excess of the fair market value of the transaction over the exercise price for each of the transactions.

As of June 30, 1996, there were a total of 425,416 shares of common stock issued as a result of the conversion of the Series A Convertible Preferred Stock and the related accumulated dividends. (See Note 15)

Common stock issued to employees as a result of the exercise of their incentive stock options and their non-qualified stock options during the fiscal year ended June 30, 1996 amounted to 1,187,900, of which 996,400 shares were issued pursuant to the provisions of the non-qualified stock option plan and were exercised in a "cash-less" transaction, resulting in compensation to the officers of $567,164. Compensation cost was measured as the excess of fair market value of the shares received over the value of the stock options tendered in the transaction. The excess of fair market value at July 15, 1995 approximated $.57 per share on the 996,400 shares issued.

During the year ended June 30, 1997, the Company issued a total of 1,881,295 shares ($5,461,589) of its common stock. The conversion of Series A Convertible Preferred Stock, including accrued dividends, accounted for the issuance of 1,081,962 shares ($2,808,643). The remaining 799,333 shares were issued as follows:

      1. Services rendered by independent consultants in exchange for 31,200 shares. Research and development expenses of $90,480 was charged as the fair market value at November 20, 1996 was $2.90 per share.

      2. On December 20, 1996, bonus stock was issued to Company employees, 3,200 shares. Compensation expense of $10,463 was charged as the fair market value at that date was $3.27 per share.

      3. On January 3, 1997 bonus stock was issued to the officers of the Company, 350,000 shares. Compensation expense of $907,900 was charged, as the fair market value at that date was $2.59 per share.


                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(16)     COMMON STOCK (Continued)

         4. On February 13, 1997, 4,000 shares were issued to an outside consultant in exchange for services performed. Consulting services of $11,500 were recorded, representing the fair market value ($2.88 per share) on that date.

         5. Services rendered by an independent consultant during June 1997 in exchange for 199,000 shares. Consulting expenses of $548,149 was charged, as the fair market value on the date of the transaction was approximately $2.75 per share.

         6. Exercise of incentive stock options comprised of 27,000 shares ($33,750) exercised and paid for at $1.25 per share, and 334,933 shares ($1,103,203) acquired in the exchange for options tendered in a cash less transaction .

         7. The Company repurchased 150,000 shares ($52,500), which had been previously acquired by one of its employees.

During the year ended June 30, 1998, the Company issued a total of 11,588,460 shares ($8,583,721) of its common stock. The conversion of Convertible Preferred Stock (see Note 15) accounted for the issuance of 6,502,448 shares ($4,984,684). The remaining 5,056,012 shares were issued as follows:

      1. Services rendered by independent consultants in exchange for 100,000 shares. Consulting expenses of $221,900 was charged as the fair market value at July 10, 1997 was $2.22 per share.

      2. Services rendered by an independent consultant in exchange for 200,000 shares. Consulting expenses of $400,000 was charged as the fair market value at August 20, 1997 was $2.00 per share.

      3. Services rendered by an independent consultant in exchange for 40,000 shares. Consulting expenses of $67,480 was charged as the fair market value at September 4, 1997 was $1.69 per share.

      4. Services rendered by a public relations company in exchange for 166,000 shares. Public relations expenses of $269,750 was charged as the fair market value at October 24, 1997 was $1.63 per share.

      5. On December 15, 1997, bonus stock was issued to Company employees, for 39,300 shares. Compensation expense of $41,658 was charged as the fair market value at that date was $1.06 per share.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(16)     COMMON STOCK (Continued)

         6. Services rendered by an independent consultant in exchange for 250,000 shares. Consulting expenses of $320,000 was charged as the fair market value at January 7, 1998 was $1.28 per share.

         7. Services rendered by an independent consultant during May 1998 in exchange for 200,000 shares. Consulting expenses of $140,000 was charged, as the fair market value on that date was $.70 per share.

         8. The Company sold 500,000 shares on May 15, 1998 in a Regulation D offering at $.40 per share, and received cash proceeds of $200,000.

         9. On June 5, 1998, the Company issued to its chief executive officer 3,500,000 shares ($1,890,000) as consideration for an exclusive Patent License Agreement (see Note 8). The market value of the stock on this date was $.54 per share. The excess of the fair market value of the common stock over the historical cost basis of the patent license was recorded as a distribution to the shareholder; recorded as a reduction to additional paid-in capital of $3,199,000.

         10. On June 11, 1998, the Company issued 25,000 shares to its corporate counsel as additional bonus compensation. Legal expenses of $12,750 were recorded as the market value of the stock on that date was $.51 per share.

         11. A total of 65,712 non-qualified stock options were exercised and proceeds of $22,999 ($.35 per share) was received by the Company.


(17)     STOCK OPTIONS

During July 1994, the Company adopted a non-qualified Stock Option Plan (the "Plan"), whereby officers and employees of the Company may be granted options to purchase shares of the Company's common stock. Under the plan and pursuant to their employment contracts, an officer may be granted non-qualified options to purchase shares of common stock over the next five calendar years, at a minimum of 250,000 shares per calendar year. The exercise price shall be thirty-five percent of the fair market value at the date of grant. On July 5, 1995 the Board of Directors authorized an amendment to the Plan to provide that upon exercise of the option, the payment for the shares exercised under the option may be made in whole or in part with shares of the same class of stock. The shares to be delivered for payment would be valued at the fair market value of the stock on the day preceding the date of exercise. The plan was terminated effective July 1, 1996, however the officers will be issued the options originally provided under the terms of their employment contracts.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(17)     STOCK OPTIONS (Continued)

On March 29, 1995, the incentive stock option plan was approved by the Board of Directors and adopted by the shareholders at the annual meeting. This plan provides for the granting, exercising and issuing of incentive stock options pursuant to Internal Revenue Code Section 422. The Company may grant incentive stock options to purchase up to 5% of the issued and outstanding common stock of the Company at any time. The Board of Directors has direct responsibility for the administration of these plans.

The exercise price of the incentive options to employees must be equal to at least 100% of the fair market value of the common stock as of the date of grant. The exercise price of incentive options to officers, or affiliated persons, must be at least 110% of the fair market value as of the date of grant.

In accordance with the provisions of APB No. 25, the Company records the discount from fair market value on the non-qualified stock options as a charge to deferred compensation at the date of grant and credits additional paid-in capital. The compensation is amortized to income over the vesting period of the options. In addition, the Company is periodically accruing compensation on the officers' incentive stock options in accordance with the provisions of FASB Interpretation No. 28 ("Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans").

Transactions and other information relating to the plans are summarized as follows:

                                          Incentive Stock Options               Nonqualified Options
                                      --------------------------------------------------------------------
                                        Shares      Wtd. Avg. Price          Shares      Wtd. Avg. Price
                                      ----------  -------------------    ------------  -------------------

Outstanding at June 30, 1994                 0                                    0
   Granted                              75,000         $ 1.40             1,500,000           $ 1.12
   Exercised                                 -                                    -
                                      --------                           ----------

Outstanding at June 30, 1995            75,000           1.40             1,500,000             1.12
   Granted                             770,309           1.66               750,000             1.44
   Exercised                          (164,956)           .92            (1,800,000)            1.50
                                      --------                           ----------

Outstanding at June 30, 1996           680,353           1.81               450,000              .13
   Granted                             371,377           3.27               750,000             3.88
   Exercised                          (395,384)          1.10                     -
                                      --------                           ----------

Outstanding at June 30, 1997           656,346           3.07             1,200,000             2.47
   Granted                             220,755           1.95               750,000             2.75
   Exercised                                 -                              (65,712)             .35
   Canceled                           (175,205)          4.25                     -
                                      --------                           ----------

Outstanding at June 30, 1998           701,896           2.42             1,884,288             2.66
                                      ========                           ==========

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(17)     STOCK OPTIONS (Continued)

At June 30, 1998 and 1997, 451,513 and 270,526, respectively, of the incentive stock options were vested and exercisable and 1,884,288 and 1,200,000, respectively, of the non-qualified stock options were fully vested and exercisable. The stock options vest at various rates over periods up to ten years. Shares of authorized common stock have been reserved for the exercise of all options outstanding. The following summarizes the option transactions that have occurred:

    On July 5, 1994 the Company issued non-qualified options to its officers and directors to purchase an aggregate of 750,000 shares of common stock at 35% of the fair market value at the date of grant. Compensation expense of $567,164 was recorded during the year ended June 30, 1996 as a result of the discount from the market value.

    On November 7, 1994, the Company granted 300,000 non-qualified options to its general counsel, currently a vice-president of the Company, at an exercise price of $0.50 per share. Deferred compensation of $150,000 was recorded on the transaction and is being amortized over the vesting period. The options were all exercised as of June 30, 1997.

    On March 30, 1995, the Company granted to the director of engineering, a non-qualified option to purchase up to 150,000 shares of common stock per year, or a total of 450,000 shares, during the period March 30, 1995 and ending March 31, 1998. The exercise price shall be $0.35 per share. The options do not "vest" until one year from the anniversary date. Deferred compensation of $472,500 was recorded on the transaction and is being amortized over the vesting period. The Company also granted the individual, incentive options to purchase 75,000 shares of common stock at an exercise price of $1.40 per share. The options originally expired on March 30, 1998, but were reissued on March 30, 1998 for two years.

    On July 5, 1995 the Company issued non-qualified options to its officers and directors to purchase an aggregate of 750,000 shares of common stock at 35% of the fair market value at the date of grant. Compensation expense was recorded during the year ended June 30, 1996 as a result of the discount from the market value.

    On September 1, 1995, the Company issued to its three officers and directors incentive options to purchase 107,527 shares, individually, at an exercise price of $0.93 per share (110% of the fair market value). The options expire on September 1, 1999.

    On September 1, 1995, the Company issued to an employee incentive options to purchase 119,047 shares of common stock at an exercise price of $0.84 per share. The options expire on September 1, 2000.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(17)     STOCK OPTIONS (Continued)

    At various dates during the fiscal year ended June 30, 1996, the Company issued to various employees incentive options to purchase 328,681 shares of common stock at prices ranging from $0.81 to $8.18. In all instances, the exercise price was established as the fair market value of the common stock at the date of grant, therefore no compensation was recorded on the issuance of the options. In most cases, one-third of the options vest one year from the grant date, with one-third vesting each of the next two years. The options expire in ten years from the grant date.

    On July 4, 1996, the Company issued to its three officers and directors incentive options to purchase 22,883 shares, individually, at an exercise price of $4.37 per share (110% of the fair market value). The options expire on July 4, 2001.

    On July 5, 1996 the Company issued non-qualified options to its officers and directors to purchase an aggregate of 750,000 shares of common stock at 35% of the fair market value at the date of grant. Deferred compensation of $1,891,500 was recorded on the transaction and is being amortized over the remaining term of the employment contracts (three years).

    At various dates during the year ended June 30, 1997, the Company issued to various employees incentive options to purchase 264,778 shares of common stock at prices ranging from $2.56 to $3.81. In all instances, the exercise price was established as the fair market value of the common stock at the date of grant, therefore no compensation was recorded on the issuance of the options. In most cases, one-third of the options vest one year from the grant date, with one-third vesting each of the next two years. The options expire in ten years from the grant date.

    On July 4, 1997, the Company granted to its three officers and directors incentive options to purchase 34,000 shares, individually, at an exercise price of $2.94 per share (110% of the fair market value). The options expire on July 4, 2002.

    On July 5, 1997, the Company issued non-qualified options to its officers and directors to purchase 750,000 shares of common stock at 35% of the fair market value at the date of grant. Deferred compensation of $1,340,625 was recorded on the transaction and is being amortized over the remaining term of the employment contract (two years).

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(17)     STOCK OPTIONS (Continued)

    At various dates during the year ended June 30, 1998, the Company issued to various employees incentive options to purchase 204,905 shares of common stock at prices ranging from $.55 to $2.60. In all instances, the exercise price was established as the fair market value of the common stock at the date of grant, therefore no compensation was recorded on the issuance of the options. In most cases, one-third of the options vest one year from the grant date, with one-third vesting each of the next two years. The options expire in ten years from the grant date.


The following table summarizes information about all of the stock options outstanding at June 30, 1998:

                                       Outstanding options                        Exercisable options
                                       -------------------                        -------------------
                                            Weighted
                                            average
          Range of                         remaining            Weighted                       Weighted
      exercise prices         Shares       life (years)         avg. price         Shares      avg. price
      ---------------      -----------     ------------         ----------      -----------    ----------

       $ .35 - 1.25         1,374,720         8.61               $   .83         1,252,490      $   .78
        1.36 - 2.94           975,115         7.85                  1.59           936,552         1.55
        3.10 - 5.08           236,349         7.67                  3.93           146,759         4.34

       $ .35 - 5.08         2,586,184         8.24                $ 1.40         2,335,801       $ 1.31
      ====================================================================================================

At June 30, 1998, the Company has two stock-based compensation plans, which have been previously described. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans with respect to its employees, however compensation has been recorded with respect to its officers due to their provisions of utilizing "additional incentive stock options" to exercise their incentive stock options, and acquire shares of common stock. The compensation cost that has been charged against income for the officers was $(53,570) and $475,955 for 1998 and 1997, respectively.

The weighted average Black-Scholes value of options granted during 1998 and 1997 was $1.44 and $2.03 per option, respectively. Had compensation cost for the Company's fixed stock-based compensation plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS 123, the Company's pro forma net loss and pro forma net loss per share would have been as indicated below:


                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(17)     STOCK OPTIONS (Continued)

                                                                                              From
                                                                                            Inception
                                                                                         (December 10,
                                                       Year Ended        Year Ended         1993) to
                                                     June 30, 1998     June 30, 1997     June 30, 1998
                                                     -------------     -------------    --------------
         Net loss to common shareholders -
                  As reported                        $  (9,378,102)    $ (8,544,949)    $ (27,055,993)
                                                     =============     ============     =============

                  Pro forma                          $  (9,638,158)    $ (8,758,447)    $ (27,615,569)
                                                     =============     ============     =============

         Basic loss per share -
                  As reported                        $        (.34)    $      (.35)     $      (1.25)
                                                     =============     ============     =============

                  Pro forma                          $        (.35)    $      (.36)     $      (1.28)
                                                     =============     ============     =============

         Diluted loss per share -
                  As reported                        $        (.34)    $      (.35)     $      (1.25)
                                                     =============     ============     =============

                  Pro forma                          $        (.35)    $      (.36)     $      (1.28)
                                                     =============     ============     =============


For purposes of the preceding proforma disclosures, the weighted average fair value of each option has been estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1998 and 1997, respectively: no dividend yield; volatility of 7.1% and .2%; risk-free interest rate of 6% and 6.5%; and an expected term of five years.


(18)     CONCENTRATION OF CREDIT RISK

During the year, the Company has maintained cash balances in excess of the Federally insured limits. The funds are with a major money center bank. Consequently, the Company does not believe that there is a significant risk in having these balances in one financial institution. The cash balance at June 30, 1998 was $350,698.


                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(19)     COMMITMENTS AND CONTINGENCIES

On July 5, 1994 the Company entered into five-year employment agreements with its chief executive officer, president and executive vice-president. The agreements provide for compensation to these individuals, during the Company's development stage, at the annual rate of $250,000 (amended by Board of Directors effective January 1, 1996), $104,000 (amended by Board of Directors effective January 15, 1997), and $104,000, respectively.

Additional provisions have been made in these agreements for salary adjustments to all of the individuals including bonus arrangements, once the Company is operational. During the fourth quarter (May 1, 1995) of the fiscal year ended June 30, 1995, the officers of the Company agreed to permanently forgive any compensation provided in their employment contracts until the Company establishes an adequate cash flow. The Company reinstated the compensation to these officers beginning November 1, 1995. The total amount of compensation forgiven by these officers amounted to $151,000; or $100,667 during the fiscal year ended June 30, 1996 and $50,333 during the fiscal year ended June 30, 1995. The financial statements reflect this compensation as a contribution to the paid-in capital of the Company in the appropriate accounting periods. As a result, the officers were paid at fifty-percent of their employment contract for a period of twelve months.

On April 1, 1995, the Company entered into a two year agreement with its vice-president and general counsel, and provides for annual compensation of $85,000. This contract was extended on June 16, 1997, providing for annual compensation of $95,000, with no limit as to the term. The officer resigned during the fiscal year ended June 30, 1998.

As additional consideration for his development efforts in the CTLM(TM) device, the chief executive officer has been granted a "development royalty" which will be paid based upon the net foreign and domestic sales, after direct costs and commissions, of the CTLM(TM) device. The royalty percent ranges from 2.5% to a maximum of 5%, based upon varying levels of gross sales. Upon ratification of the patent licensing agreement, entered into on June 2, 1998, at the Company's next annual shareholder meeting, the royalties as outlined in that agreement will take the place of those set forth in the original employment contract. The royalty percentages in the new agreement start at 10% and decrease to 6% as gross sales volumes increase.

On April 9, 1995, the Company entered into a three-year employment agreement with its Director of Engineering at an annual salary of $100,000. The agreement was extended for an additional two years during 1998 at an annual salary of $110,000. The contract also provided for the issuance of 75,000 restricted shares of the Company's common stock. Compensation expense ($1.05 per share), in the amount of $78,750 was recorded on the transaction.

During the years ended June 30, 1998, 1997 and 1996, employment agreements were initiated with individuals in various positions currently within the Company. Annual payments for compensation under these agreements amount to $170,000, $536,500 and $206,500, respectively, in the aggregate.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(19)     COMMITMENTS AND CONTINGENCIES (Continued)

The Company has entered into agreements with various distributors located throughout Europe, Asia and South America to market the CTLM(TM) device. The terms of these agreements range from eighteen months to three years. The Company has the right to renew the agreements, with renewal periods ranging from one to three years.

During the year ended June 30, 1998, the Company entered into an agreement for a fifteen million dollar, three year equity line of credit, whereby the Company, as it deems necessary, may raise capital through the sale of its common stock to a consortium of prominent European banking institutions. The shares will be purchased by the consortium at a discount from the fair market value of the Company's common stock.


(20)     SUBSEQUENT EVENTS

The Company has selected Nassau County Medical Center of East Meadow, Long Island, New York, to be its first external clinical site. The Company has submitted its Investigational Device Exemption ("IDE") protocol to the hospital's Institutional Review Board, which is scheduled to meet on October 14, 1998 to review the IDE protocol. Upon approval, documents will be forwarded to the Food and Drug Administration ("FDA") for their approval. The Company will be contacted by the FDA granting permission to proceed with the clinical trials described in the IDE protocol.

The Company has applied for a conventional first mortgage, of up to $2,000,000, on its office and manufacturing facility located in Plantation, Florida. At present, a commitment letter with respect to this mortgage is still pending.

During the period subsequent to the end of the fiscal year, the Company has borrowed approximately $410,000 in three separate transactions. The Company issued 480,000 shares of common stock in conjunction with the borrowings.

On July 10, 1998, the majority shareholders of the Company authorized, by written action, the Company's adoption of an Amendment to the Company's Articles of Incorporation increasing the Company's authorized shares of common stock from 48,000,000 shares to 100,000,000 shares. The Florida Statutes provide that any action to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if the action is taken by a majority of outstanding stockholders of each voting group entitled to vote. On August 5, 1998, the Company filed an Information Statement with the Securities and Exchange Commission with regard to the Written Action. The Company is in the process of completing the revisions to the Information Statement. The Majority Shareholders consent with respect to the Amendment will take effect twenty days from the notification that the SEC has no further comments with respect to the Information Statement.
                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(20)     SUBSEQUENT EVENTS (Continued)

On September 4, 1998, the Company received a notice of conversion from the Series B Holders. The Series B Holders filed a lawsuit against the Company on October 7, 1998. The Company was served on October 19, 1998. The lawsuit alleges that the Company has breached its contract of sale to the Series B Holders by failing to convert the Series B Holders and failure to register the common stock underlying the Preferred Stock. The Series B Holders demanded damages in excess of $75,000, to be determined at trial, together with interest costs and legal fees. On April 6, 1999, the Series B Holders sold their preferred stock to an unaffiliated third party ("the Purchaser") with no prior relationship to the Company, or the Series B Holders. As part of the purchase agreement, the Series B Holders were required to dismiss the lawsuit with prejudice and the Company and the Series B Holders exchanged mutual general releases.

The Company also entered into a Subscription Agreement with the Purchaser whereby the Company agreed to issue 138 shares of its Series I, 7% Convertible Preferred Stock. The consideration for the subscription agreement was paid as follows:

1. Forgiveness of approximately $725,795 of accrued interest in connection with the Series B Convertible Preferred stock.
2. Settlement of all litigation concerning the Series B Convertible Preferred stock.
3. Cancellation of 112,500 warrants that were issued with the Series B Convertible Preferred stock.
4. A limitation on the owner(s) of the Series B Convertible Preferred stock to ownership of not more than 4.99% of the Company's outstanding common stock at any one time.

In addition, the Company entered into a Subscription Agreement with the Purchaser whereby the Purchaser agrees to purchase $2,750,000 of the Company's Debentures. The Debentures pay a 7% premium, to be paid in cash, or freely trading common stock in the Company's sole discretion, at the time of each conversion ("the Dividend Payment Date"). The Debentures are subject to automatic conversion at the end of the two years from the date of issuance, at which time all Debentures outstanding will be converted based upon a formula detailed within the Debenture document. The Debentures are secured by a mortgage on the Company's land and building. The mortgage shall only be released upon the Company meeting certain conditions described in the mortgage document. The funds are available to the Company as follows:

1. The Purchaser has irrevocably agreed to purchase $1,100,000 of the Debentures, which will net the Company proceeds of $1,000,000 after fees.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(20)     SUBSEQUENT EVENTS (Continued)

2. The Company may draw a second $825,000 ($750,000 net of fees) anytime thirty days after the effective date of the Registration
Statement, as long as the Company maintains an average bid price of $.45 for the ten trading days immediately prior to the Company's request for the funding.
3. The Company may draw a final $825,000 ($750,000 net of fees) anytime sixty days after the effective date of the Registration Statement, as long as the Company maintains an average bid price of $.45 for the ten trading days immediately prior to the Company's request for the funding.

The Series I Preferred and the Debenture also limits the Holders to ownership of not more than 4.99% of the Company's outstanding common stock at any one time. The shares underlying the Series B Preferred, the Series I Preferred and the Debentures have registration rights and will be registered in the Company's S-2 Registration Statement presently pending with the Commission.

The discount which arises as a result of the allocation of proceeds to the beneficial conversion feature upon the issuance of the convertible debt increases the effective interest rate of the convertible debt and will be reflected as a charge to interest expense. The amortization period will be from the date of the convertible debt to the date the debt first becomes convertible.

Pursuant to the terms of the Registration Rights Agreement ("RR Agreement") between the Company and the Series H Holder, the Company has registered that number of shares that would be required to be issued if the Series H Preferred Stock were converted. The Company is in technical default of the "RR Agreement", which required the Registration Statement to be declared effective by October 2, 1998. The Company filed Amendment No. 1 to the Registration Statement on November 16, 1998. The "RR Agreement" requires the Company to pay the Series H Holder in cash or in stock, as liquidated damages for failure to have the Registration Statement declared effective, and not as a penalty, two (2%) percent of the principal amount of the Securities for the first thirty days, and three (3%) percent of the principal amount of the Securities for each thirty day period thereafter until the Company procures registration of the Securities. The Company is presently unable to comply with the liquidated damage provision payments and no assurances can be given that it will be able to do so in the future.

Management of the Company has determined that a reasonable estimate of potential damages to the Company to defend these defaults would be approximately $100,000, and this amount has been accrued by the Company during October 1998. In addition, the Company has accrued $125,000 as potential liquidated damages resulting from the delay in effecting the Registration Statement, through February 28, 1999. The Company has issued 424,242 shares of its common stock as partial payment of the liquidated damages to the Series H holders.


                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



(20)     SUBSEQUENT EVENTS (Continued)

On March 17, 1999, the Company finalized the private placement to foreign investors of 35 shares of its Series G Convertible Preferred Stock at a purchase price of $10,000 per share and two year warrants to purchase 65,625 shares of the Company's common stock at an exercise price of $.50 per share. The agreement was executed pursuant to Regulation D as promulgated by the Securities Act of 1933, as amended.

The Series G Preferred Stock has no dividend provisions. The preferred stock is convertible, at any time, for a period of two years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series G Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to the lesser of $.54 or seventy-five percent (75%) of the Average Closing Price of the Company's common stock for the ten-day trading period ending on the day prior to the date of conversion.

In connection with the sale, the Company issued three preferred shares to an unaffiliated investment banker for placement and legal fees, providing net proceeds to the Company of $350,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

Pursuant to the Registration Rights Agreement ("RRA") the Company is required to register 100% of the number of shares that would be required to be issued if the Preferred Stock were converted on the day before the filing of the Registration Statement. In the event the Registration Statement is not declared effective within 120 days, the Series G Holders have the right to force the Company to redeem the Series G Preferred Stock at a redemption price of 120% of the face value of the preferred stock.

As of March 31, 1999, the redemption amount of the Series G Preferred Stock is $380,000.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, imply that the information in this Prospectus is correct as of any time subsequent to the date of this prospectus.




                                ----------------

                                TABLE OF CONTENTS

                                ----------------


Page
Available Information........................     2
Incorporation of Certain
Documents By Reference.......................     3
Prospectus Summary...........................     4
Risk Factors.................................     7
Management Discussion and Analysis of
Financial Condition and Results of Operation.     20
Business.....................................     25
Management...................................     52
Certain Transactions.........................     55
Market Price of Security and Other Related
  Stockholder Matters........................     56
Sales of Unregistered Securities.............     58
Principal Stockholders.......................     70
Dividend Policy .............................     70
Selling Security Holders.....................     70
Plan of Distribution.........................     72
Description of Securities....................     73
Changes in and Disagreements with
  Accountants ...............................     74
Disclosure of Commission Position on
  Indemnification for Securities Act
  Liabilities ...............................     74
Interests Of Named Experts and Counsel.......     74
Experts......................................     74
Legal Opinions...............................     74
Financial Information........................     74

Until ____________, 1999 (25 days after the date hereof) all dealers effecting transactions in the registered securities, whether or not participating in the distribution, may be required to deliver a Prospectus.


                               37,716,301 SHARES

                               IMAGING DIAGNOSTIC
                                 SYSTEMS, INC.


                                  COMMON STOCK


                                 --------------

                                   PROSPECTUS

                                 --------------


                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                               6531 NW 18TH COURT
                            PLANTATION, FLORIDA 33313
                                 (954) 581-9800


                                 June ___, 1999

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities being registered are as follows:

         SEC Registration Fee.............................  $ 4,283.70
         Edgar Formatting Fees............................  $ 7,490
                           TOTAL                            $11,773.70

Item 15.  Indemnification of Directors and Officers.

Article VII of the Company's Articles of Incorporation authorizes the Company to indemnify directors and officers as follows:

         1. So long as permitted by law, no director of the corporation shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed by such person to the corporation or its shareholders; provided, however, that, to the extent required by applicable law, this Article shall not relieve any person from liability for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such person of an improper personal benefit. No amendment to or repeal of this Article and no amendment, repeal or termination of effectiveness of any law authorizing this Article shall apply to or effect adversely any right or protection of any director for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or termination of effectiveness.

         2. So long as permitted by law, no officer of the corporation shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed by such person to the corporation or its shareholders; provided, however, that, to the extent required by applicable law, this Article shall not relieve any person from liability for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such person of an improper personal benefit. No amendment to or repeal of this Article and no amendment, repeal or termination of effectiveness of any law authorizing this Article shall apply to or effect adversely any right or protection of any director for or with respect to any acts or omissions of such officer occurring prior to such amendment, repeal or termination of effectiveness.

         3. To the extent that a Director, Officer, or other corporate agent of this corporation has been successful on the merits or otherwise in defense of any civil or criminal action, suit, or proceeding referred to in sections (a) and (b), above, or in defense of any claim, issue, or matter therein, he shall be indemnified against any expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         4. Expenses incurred by a Director, Officer, or other corporate agent in connection with a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action suit, or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE PROVISIONS SET FORTH ABOVE, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE

Item 16.  Exhibits and Financial Statement Schedules.

(a)  Exhibits

EXHIBIT                             DESCRIPTION

3.1      Articles of Incorporation (Florida)- Incorporated by reference to
         Exhibit 3(a) of the Company's Form 10-KSB for the fiscal year ending June 30, 1995
3.2 Amendment to Articles of Incorporation (Designation of Series A Convertible Preferred Shares) - Incorporated by reference to Exhibit 3.
         (i). 6 of the Company's Form 10-KSB for the fiscal year ending June 30, 1996. File number 033-04008.
3.3 Amendment to Articles of Incorporation (Designation of Series B Convertible Preferred Shares). Incorporated by reference to the Company's Registration Statement on Form S-1 dated July 1, 1997.
3.4 Amendment to Articles of Incorporation (Designation of Series C Convertible Preferred Shares). Incorporated by reference to the Company's Form 8-K dated October 15, 1997.
3.5 Amendment to Articles of Incorporation (Designation of Series D Convertible Preferred Shares). Incorporated by reference to the Company's Form 8-K dated January 12, 1998.
3.6 Amendment to Articles of Incorporation (Designation of Series E Convertible Preferred Shares). Incorporated by reference to the Company's Form 8-K dated February 19,1998.
3.7 Amendment to Articles of Incorporation (Designation of Series F Convertible Preferred Shares). Incorporated by reference to the Company's Form 8-K dated March 6, 1998.
3.8 Amendment to Articles of Incorporation (Designation of Series H Convertible Preferred Shares). Incorporated by reference to the Company's Registration Statement on Form S-2 File Number 333-59539.
3.9      Certificate of Dissolution - is incorporated by reference to Exhibit
         (3)(a) of the Company's Form 10-KSB for the fiscal year ending June 30, 1995.
3.10 Articles of Incorporation and By- Laws (New Jersey) -are incorporated by reference to Exhibit 3 (i) of the Company's Form 10-SB, as amended, file number 0-26028, filed on May 6, 1995 ("Form 10-SB").
3.11     Certificate and Plan of Merger - is incorporated by reference to
         Exhibit 3(i) of the Form 10-SB.
3.12 Certificate of Amendment - is incorporated by reference to Exhibit 3(i) of the Form 10-SB.
3.13     Amended Certificate of Amendment-Series G Designation.
3.14     Certificate of Amendment-Series I Designation
3.15     Amended Certificate of Amendment-Series B Designation
4.1 Instruments Defining the Rights of Security Holders - Designation of Series B Convertible Preferred Shares. (See Exhibit 3.3, above).
4.2 Instruments Defining the Rights of Security Holders - Designation of Series C Convertible Preferred Shares. (See Exhibit 3.4, above).
4.3 Instruments Defining the Rights of Security Holders -Designation of Series D Convertible Preferred Shares. (See Exhibit 3.5, above).
4.4 Instruments Defining the Rights of Security Holders - Designation of Series E Convertible Preferred Shares. (See Exhibit 3.6, above).
4.5 Instruments Defining the Rights of Security Holders - Designation of Series F Convertible Preferred Shares. (See Exhibit 3.7, above).
4.6 Instruments Defining the Rights of Security Holders - Designation of Series H Convertible Preferred Shares. (See Exhibit 3.8, above).
4.7 Instruments Defining the Rights of Security Holders - Amended Designation of Series G Convertible Preferred Shares. (See Exhibit 3.13, above).
4.8 Instruments Defining the Rights of Security Holders - Designation of Series I Convertible Preferred Shares. (See Exhibit 3.14, above).
4.9 Instruments Defining the Rights of Security Holders - Amended Designation of Series B Convertible Preferred Shares. (See Exhibit 3.15, above).
4.10     Convertible Debenture
5        Legal opinion of Rebecca J. Del Medico, Esq., dated June 21, 1999.
10.1 Form of Subscription Agreement by and between Imaging Diagnostic Systems, Inc. and Alfred Ricciardi. Incorporated by reference to the Company's Registration Statement on Form S-2, File Number 333-59539.
10.2 Patent Licensing Agreement. Incorporated by reference to the Company's Registration Statement on Form S-2, File Number 333-59539.
10.3 Incentive Stock Option Plan - is incorporated by reference to Exhibit 10(b) of the Form 10-SB.

10.4 Employment Agreement(s) for Richard J. Grable, Allan L. Schwartz and Linda B. Grable are incorporated by reference to Exhibit 10(c) of the Form 10-SB.
10.5 Lock Up Agreement By and Between the Company and Richard J. Grable, Linda B. Grable, and Allan L. Schwartz, is incorporated by reference to
         Exhibit 10.5 of the Company's Form 10-KSB for the fiscal year ending June 30, 1996.
         File number 033-04008.
10.6 Form of Series F Preferred Stock Subscription Documents. Incorporated by reference to the Company's Registration Statement on Form S-2, File Number 333-60405.
10.7 Form of Series H Preferred Stock Subscription Documents. Incorporated by reference to the Company's Registration Statement on Form S-2, File Number 333-60405.
10.8 OEM Agreement incorporated by reference to Exhibit 10.8 of the Company's Form 10-KSB for the fiscal year ending June 30, 1998.
10.9     Form of Equity Line of Credit Agreement incorporated by reference to
         Exhibit 10.9 of the Company's Form 10-KSB for the fiscal year ending June 30, 1998.
10.10 Focus Distribution Agreement (United Kingdom and Ireland). Incorporated by reference to the Company's Form 10 QSB/A filed on April 2, 1999.
10.11 Focus Distribution Agreement (Benelux countries). Incorporated by reference to the Company's Amendment number 1 to Registration on Form S-2, File Number 333-60405.
10.12 Syncor Distribution Agreement. Incorporated by reference to the Company's Amendment number 1 to Registration on Form S-2, File Number 333-60405.
10.14 Consultronix S.A. Distribution Agreement. Incorporated by reference to the Company's Form 10 KSB/A filed on April 9, 1999.
10.15 Iberadac, S.A. Distribution Agreement. Incorporated by reference to the Company's Form 10 KSB/A filed on April 9, 1999.
10.16 Form of Series I Preferred Stock Subscription Documents. Incorporated by reference to the Company's Amendment number 1 to Registration on Form S-2, File Number 333-60405.
10.17 Form of Debenture Subscription Documents. Incorporated by reference to the Company's Amendment number 1 to Registration on Form S-2, File Number 333-60405.
10.18 Form of Mortgage. Incorporated by reference to the Company's Amendment number 1 to Registration on Form S-2, File Number 333-60405.
10.19 Form of Series G Subscription Documents. Incorporated by reference to the Company's Amendment number 1 to Registration on Form S-2, File Number 333-60405.
24.1 Consent of Rebecca J. Del Medico, Esq., included in the opinion filed as Exhibit 5 hereto.
24.2     Consent of Independent Certified Public Accountants.



(b) Reports on Form 8-k

         None

Item 17.  Undertakings.

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

(b) The undersigned registrant hereby undertakes that:

                   -----------------------------------------

         (i) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Securities Act shall be deem to be part of the registration statement as of the time it was declared effective.

         (ii) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13 (a) or Sections 15 (d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets the requirement for filing on Form S-2 and has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plantation, State of Florida, on the 21st day of June 1999.

                                     IMAGING DIAGNOSTIC SYSTEMS, INC.

                                     By: /S/LINDA B. GRABLE
                                         -----------------------------
                                         Linda B. Grable, Chairman of the Board,
                                         Director, and President.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Dated: June 21,1999                 By:  /S/ LINDA B. GRABLE
                                         -----------------------------
                                         Linda B. Grable, Chairman of
                                         the Board Director and President


Dated: June 21,1999                 By:  /S/ RICHARD J. GRABLE
                                         -----------------------------
                                         Richard J. Grable, Director
                                         and Chief Executive Officer


Dated: June 21,1999                 By:  /S/ ALLAN L. SCHWARTZ
                                         -----------------------------
                                         Allan L. Schwartz, Director
                                         and Executive Vice-President
                                         Chief Financial Officer
                                         (PRINCIPAL ACCOUNTING OFFICER)

                                INDEX TO EXHIBITS

EXHIBIT    DESCRIPTION

3.1        Articles of Incorporation (Florida)- Incorporated by reference to
           Exhibit 3(a) of the Company's Form 10-KSB for the fiscal year ending
           June 30, 1995.
3.2        Amendment to Articles of Incorporation (Designation of Series A
           Convertible Preferred Shares) - Incorporated by reference to Exhibit
           3.(i).6 of the Company's Form 10-KSB for the fiscal year ending June
           30, 1996. File number 033-04008.3.3 Amendment to Articles of
           Incorporation (Designation of Series B Convertible Preferred Shares).
           Incorporated by reference from Registration statement on Form S-1 Dated
           July 1997.
3.4        Amendment to Articles of Incorporation (Designation of Series C
           Convertible Preferred Shares). Incorporated by reference from Form 8-k dated October 15, 1997,
3.5        Amendment to Articles of Incorporation (Designation of Series D
           Convertible Preferred Shares). Incorporated by reference from Form 8-k dated January 12, 1998.
3.6        Amendment to Articles of Incorporation (Designation of Series E
           Convertible Preferred Shares). Incorporated by reference from Form 8-k dated February 19,1998.
3.7        Amendment to Articles of Incorporation (Designation of Series F
           Convertible Preferred Shares). Incorporated by reference from Form 8-k dated March 6, 1998.
3.8        Amendment to Articles of Incorporation (Designation of Series H
           Convertible Preferred Shares). Incorporated by reference to the
           Company's Registration Statement on Form S-2 File Number 333-59539.
3.9        Certificate of Dissolution - is incorporated by reference to Exhibit
           (3)(a) of the Company's Form 10-KSB for the fiscal year ending June 30,
           1995.
3.10       Articles of Incorporation and By- Laws (New Jersey) -are incorporated by reference to Exhibit 3 (i) of the Company's Form 10-SB, as amended, file number 0-26028, filed on May 6, 1995 ("Form 10-SB").
3.11       Certificate and Plan of Merger - is incorporated by reference to
           Exhibit 3(i) of the Form 10-SB.
3.12       Certificate of Amendment is incorporated by reference to Exhibit 3(i)
           of the Form 10-SB.
3.13       Amended Certificate of Amendment-Series G Designation.
3.14       Certificate of Amendment-Series I Designation
3.15       Amended Certificate of Amendment-Series B Designation
4.1        Instruments Defining the Rights of Security Holders Designation of
           Series B Convertible Preferred Shares. See Exhibit 3.3, above.
4.2        Instruments Defining the Rights of Security Holders Designation of
           Series C Convertible Preferred Shares. See Exhibit 3.4, above).
4.3        Instruments Defining the Rights of Security Holders Designation of
           Series D Convertible Preferred Shares. See Exhibit 3.5, above).
4.4        Instruments Defining the Rights of Security Holders Designation of
           Series E Convertible Preferred Shares. See Exhibit 3.6, above).
4.5        Instruments Defining the Rights of Security Holders - Designation of
           Series F Convertible Preferred Shares. (See Exhibit 3.7, above).
4.6        Instruments Defining the Rights of Security Holders - Designation of
           Series H Convertible Preferred Shares. (See Exhibit 3.8, above).
4.7        Instruments Defining the Rights of Security Holders - Amended
           Designation of Series G Convertible Preferred Shares. (See Exhibit
           3.13, above).
4.8        Instruments Defining the Rights of Security Holders - Designation of
           Series I Convertible Preferred Shares. (See Exhibit 3.14, above).
4.9        Instruments Defining the Rights of Security Holders - Amended
           Designation of Series B Convertible Preferred Shares. (See Exhibit
           3.15, above).
4.10       Convertible Debenture
5          Legal opinion of Rebecca J. Del Medico, Esq., dated June 21, 1999.



10.1       Form of Subscription Agreement by and between Imaging Diagnostic
           Systems, Inc. and Alfred Ricciardi. Incorporated by reference to the Company's Registration Statement on Form S-2, File Number 333-59539.
10.2       Patent Licensing Agreement. Incorporated by reference to the Company's
           Registration Statement on Form S-2, File Number 333-59539.
10.3       Incentive Stock Option Plan - is incorporated by reference to Exhibit
           10(b) of the Form 10-SB.
10.4       Employment Agreement(s) for Richard J. Grable, Allan L. Schwartz and
           Linda B. Grable are incorporated by reference to Exhibit 10(c) of the Form 10-SB.
10.5       Lock Up Agreement By and Between the Company and Richard J. Grable,
           Linda B. Grable, and Allan L. Schwartz, is incorporated by reference to
           Exhibit 10.5 of the Company's Form 10-KSB for the fiscal year ending
           June 30, 1996.
           File number 033-04008.
10.6 Form of Series F Preferred Stock Subscription Documents. Incorporated by reference to the Company's Registration Statement on Form S-2, File
           Number 333-60405.
10.7 Form of Series H Preferred Stock Subscription Documents. Incorporated by reference to the Company's Registration Statement on Form S-2, File
           Number 333-60405.
10.8 OEM Agreement incorporated by reference to Exhibit 10.8 of the Company's Form 10-KSB for the fiscal year ending June 30, 1998.
10.9       Form of Equity Line of Credit Agreement incorporated by reference to
           Exhibit 10.9 of the Company's Form 10-KSB for the fiscal year ending
           June 30, 1998.
10.10 Focus Distribution Agreement (United Kingdom and Ireland). Incorporated by reference to the Company's Form 10 QSB/A filed on April 2, 1999.
10.11 Focus Distribution Agreement (Benelux countries). Incorporated by reference to the Company's Amendment number 1 to Registration on Form
           S-2, File Number 333-60405.
10.12      Syncor Distribution Agreement. Incorporated by reference to the
           Company's Amendment number 1 to Registration on Form S-2, File Number
           333-60405.
10.14 Consultronix S.A. Distribution Agreement. Incorporated by reference to the Company's Form 10 KSB/A filed on April 9, 1999.
10.15      Iberadac, S.A. Distribution Agreement. Incorporated by reference to the
           Company's Form 10 KSB/A filed on April 9, 1999.
10.16      Form of Series I Preferred Stock Subscription Documents.
10.17 Form of Debenture Subscription Documents. Incorporated by reference to the Company's Amendment number 1 to Registration on Form S-2, File
           Number 333-60405.
10.18 Form of Mortgage. Incorporated by reference to the Company's Amendment number 1 to Registration on Form S-2, File Number 333-60405.
10.19 Form of Series G Subscription Documents. Incorporated by reference to the Company's Amendment number 1 to Registration on Form S-2, File
           Number 333-60405.
10.20      Form of Registration Rights Agreement. Incorporated by reference to the
           Company's Amendment number 1 to Registration on Form S-2, File Number
           333-60405.
24.1 Consent of Rebecca J. Del Medico, Esq., included in the opinion filed as Exhibit 5 hereto.
24.2       Consent of Independent Certified Public Accountants.
